    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 1998
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ---------------
                         INTERNATIONAL HOME FOODS, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                             2032                            13-3377322
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                              1633 LITTLETON ROAD
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 359-9920
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                              C. DEAN METROPOULOS
                         INTERNATIONAL HOME FOODS, INC.
                              1633 LITTLETON ROAD
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 359-9920
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                   Copies to:

                 A. WINSTON OXLEY                                    EDWARD D. SOPHER
              VINSON & ELKINS L.L.P.                     AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
             3700 TRAMMELL CROW CENTER                              590 MADISON AVENUE
                 2001 ROSS AVENUE                                NEW YORK, NEW YORK 10022
             DALLAS, TEXAS 75201-2975                                 (212) 872-1000
                  (214) 220-7700

                                ---------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
                                ---------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

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                                                                  PROPOSED MAXIMUM      PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF               AMOUNT TO BE           AGGREGATE             AGGREGATE             AMOUNT OF
      SECURITIES TO BE REGISTERED              REGISTERED        PRICE PER SHARE(1)    OFFERING PRICE(1)      REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
    Common Stock, $.01 par value per
  share.................................    5,060,000 shares           $22.50             $113,850,000            $33,586
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) Calculated in accordance with Rule 457(c) under the Securities Act of 1933 using the average of the high and low sales prices of the Common Stock of the Registrant on August 11, 1998, as reported on the New York Stock
    Exchange.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                  SUBJECT TO COMPLETION, DATED AUGUST 14, 1998

PROSPECTUS
            , 1998
                                4,400,000 SHARES

                                   [IHF LOGO]

                         INTERNATIONAL HOME FOODS, INC.
                                  COMMON STOCK
     All the shares of common stock, $0.01 par value ("Common Stock"), of International Home Foods, Inc. ("International Home Foods," "IHF" or the "Company") offered hereby (the "Offering") are being sold by certain stockholders of the Company. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "IHF." The last reported sale price of the Common Stock on
            , 1998 was $     per share. See "Market for Common Stock and
Dividend Policy."

      SEE "RISK FACTORS" BEGINNING ON PAGE 10 HEREIN FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------------
                                                                      UNDERWRITING              PROCEEDS
                                                PRICE TO              DISCOUNTS AND          TO THE SELLING
                                               THE PUBLIC            COMMISSIONS(1)          STOCKHOLDERS(2)
----------------------------------------------------------------------------------------------------------------
Per share..............................             $                       $                       $
Total(3)...............................             $                       $                       $
----------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) No expenses are payable by the Selling Stockholders. Expenses payable by the
    Company are estimated to be $       .

(3) The Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 660,000 additional shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Selling
    Stockholders will be $            , $            , and $            ,
    respectively. See "Underwriting."

     The shares offered hereby are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of certificates for the shares offered hereby
will be made in New York, New York on or about             , 1998.

DONALDSON, LUFKIN & JENRETTE                                GOLDMAN, SACHS & CO.
            BT ALEX. BROWN
                         CHASE SECURITIES INC.
                                     CREDIT SUISSE FIRST BOSTON
                                               MORGAN STANLEY DEAN WITTER

     The inside cover will contain art work of colored brand trademarks and logos of the Company including "Chef Boyardee(R)," "Bumble Bee(R)," "PAM(R)," "Polaner(R) All Fruit," "Original Ro*Tel(R)," "Campfire(R)," "Ranch Style(R)," "Crunch 'n Munch(R)," "Gulden's(R)," "Luck's," "Dennison's(R) Since 1915," "Jiffy Pop(R)," "Puritan(R)," "Fraser Farms(R)," "Orleans(R)," "Harris(R)," "Wheatena(R)," "Maypo(R)" and "G. Washington's(R)."

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                                ---------------

     "Chef Boyardee," "Bumble Bee," "PAM," "Polaner," "Franklin Crunch 'n Munch" (hereinafter "Crunch 'n Munch"), "Gulden's," "Campfire," "Marshmallow Munchie," "Ranch Style," "Luck's," "Dennison's," "Ro*Tel," "Jiffy Pop," "Puritan," "Fraser Farms," "Orleans," "Harris," "Wheatena," "Maypo," "Maltex" and "G. Washington's" are registered trademarks of the Company. Registration of the Overstuffed Ravioli and Chef Jr. trademarks are pending. This Prospectus also includes trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated, (i) all references contained in this Prospectus to market, category, segment sales, market share percentages and market positions reflect grocery sales dollars for the 52-week period ended July 4, 1998, as gathered by A.C. Nielsen ("Nielsen") for the United States, 52-week period ended June 20, 1998 for Canada and 52-week period ended May 31, 1998 for Mexico markets and
(ii) references contained in this Prospectus to the Company include the Company and its subsidiaries. "Aggregate net sales" includes the effect of (i) the acquisition (the "Bumble Bee Acquisition") of the assets and certain liabilities of Bumble Bee Seafoods, Inc. and its operating subsidiaries ("Bumble Bee Seafoods"), (ii) the purchase of Heritage Brands Holding, Inc. ("Heritage"),
(iii) the purchase of Productos Del Monte S.A. de C.V. ("Productos Del Monte"),
(iv) the purchase of Creative Products, Inc. ("Creative Products"), (v) the acquisition of the assets and certain liabilities of Reuther's Sea Food Company Inc. and certain of its affiliates (collectively, "Orleans Seafood"), (vi) the acquisition of the assets and certain liabilities of the Puritan products business of Unilever's T.J. Lipton Canada division ("Puritan") and (vii) the purchase of Grist Mill Co. ("Grist Mill"), each as if they had occurred at the beginning of the period discussed. The branded canned seafood business acquired in the Bumble Bee and Orleans Seafood acquisitions is referred to herein as the Bumble Bee branded products. Certain statements contained in this summary and elsewhere in this Prospectus, including, but not limited to, information with respect to the Company's business and liquidity and capital resources, are forward-looking statements.

                                    BUSINESS
OVERVIEW

     The Company is a leading North American manufacturer and marketer of a diversified, well-established portfolio of shelf-stable food products with popular brand names, including Chef Boyardee prepared foods, Bumble Bee and Orleans premium canned seafood, PAM cooking spray, Crunch 'n Munch glazed popcorn and pretzels and Gulden's mustard. In the United States, 13 of the Company's 15 principal branded product lines command the number one position in their defined markets. For the fiscal year ended December 31, 1997, these 13 branded product lines accounted for $902.5 million or 54.4% of the Company's aggregate net sales. Many of the Company's brands also command leading market positions in Canada, Mexico and Puerto Rico. The Company's portfolio of leading brands provides the Company with a strong presence in the United States as well as an attractive platform for continued international expansion. The Company's brand name business is complemented by growing food service and private label businesses, which have been augmented by the acquisitions of Creative Products and Grist Mill in October 1997 and April 1998, respectively, and sales to the U.S. military.

     In November 1996, the Company was the subject of a leveraged recapitalization pursuant to which affiliates of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") and C. Dean Metropoulos, the Company's Chairman and Chief Executive Officer, acquired control of the Company (the "IHF Acquisition") from American Home Products Corporation ("American Home Products"), the parent of one of the Selling Stockholders. Under Mr. Metropoulos' direction, the Company has implemented a strategy to increase sales and profits by (i) growing sales of existing brands, (ii) expanding distribution into alternative markets,
(iii) completing strategic acquisitions and (iv) achieving cost savings. In November 1997, the Company completed an initial public offering of its Common Stock for proceeds to the Company of approximately $224.9 million (net of issuance costs). The Company's net sales for the fiscal year ended December 31, 1997 were $1,222.4 million and operating income, before giving effect to a non-cash stock option compensation charge of $46.4 million, was $190.0 million. For the six month period ended June 30, 1998, the Company's net sales were $790.9 million, and the Company's operating profit was $113.1 million.

     In the United States, the Company groups its brands into five general categories consisting of Chef Boyardee branded products, Bumble Bee branded products, specialty brands, southwestern cuisine and snack foods. The Company's two largest brands, the nationally distributed families of Chef Boyardee prepared foods and Bumble Bee premium canned seafoods, represented 24.4% and 22.5%, respectively, of the Company's aggregate net sales in 1997. Chef Boyardee is one of the nation's most widely recognized brands and is found in over half of American homes with children. Bumble Bee is one of the leading brands of premium canned seafood in the U.S. and is the leading brand of canned white meat tuna and salmon in the U.S. In November 1997, the Bumble Bee product family was enhanced by the Company's acquisition of Orleans Seafood, the leading marketer of canned shrimp and crabmeat in the U.S. The Company's strong Chef Boyardee and Bumble Bee brands are complemented by its specialty brands, including PAM cooking spray, Polaner fruit spreads and spices, and Gulden's mustard. In the growing market for southwestern cuisine, the Company's products include Ro*Tel canned tomatoes with green chilies and strong regional brands such as Ranch Style and Luck's canned beans and Dennison's chili. In the snack foods category, the Company's brands include Crunch 'n Munch glazed popcorn and pretzels, Campfire marshmallows and marshmallow crisp rice bars and Jiffy Pop unpopped popcorn. The Company, through its Productos Del Monte subsidiary, is also a leading processor and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. In Canada, the Company is also a leading producer of canned pasta, cooking spray, and stews and meatballs.

     The Company's recognizable portfolio of leading brands provides a critical mass of brand name sales that (i) allows the Company to realize synergies in manufacturing, marketing, distribution and raw material sourcing, (ii) creates a position of strength with retailers that is critical in maintaining and securing valuable retail shelf space for its products and (iii) provides a strong platform for introducing product line extensions and new products. The following table sets forth market positions and market shares of the Company's principal product lines, along with certain competitors' market share information.

               MARKET POSITION OF PRINCIPAL BRANDED PRODUCT LINES

                                                                                   MARKET SHARE             NUMBER TWO
                                                                          ------------------------------   COMPETITOR'S
           PRODUCT LINE                       CATEGORY/SEGMENT                 POSITION       PERCENTAGE    PERCENTAGE
           ------------                       ----------------            ------------------  ----------   ------------
UNITED STATES:
  CHEF BOYARDEE BRANDED PRODUCTS
    Chef Boyardee..................  Canned Pasta.......................          #1              56%           37%
    Chef Boyardee..................  Pizza Mixes........................          #1              69%           14%
  BUMBLE BEE BRANDED PRODUCTS
    Bumble Bee.....................  Canned White Meat Tuna.............          #1              41%           33%
    Bumble Bee.....................  Canned Light Meat Tuna.............          #3              15%           NA
    Bumble Bee.....................  Canned Salmon......................          #1              21%            8%
    Orleans........................  Canned Shrimp......................          #1              38%           17%
  SPECIALTY BRANDS
    PAM............................  Cooking Spray......................          #1              50%           13%
    Polaner........................  Fruit-Juice-Sweetened Spreads......          #1              45%           36%
    Gulden's.......................  Brown Mustard......................          #1              49%           24%
  SOUTHWESTERN CUISINE
    Ro*Tel.........................  Canned Tomatoes with Green
                                     Chilies............................          #1              77%            1%
    Ranch Style....................  Canned Beans(1)....................  #1 in Southwest(2)      27%           14%
    Luck's.........................  Canned Beans(1)....................  #1 in Southeast(2)      32%           26%
    Dennison's.....................  Canned Chili.......................    #1 in West(2)         26%           26%
  SNACK FOODS
    Crunch 'n Munch................  Glazed Popcorn.....................          #1              40%           33%
    Campfire.......................  Marshmallows.......................          #2               9%           NA
MEXICO:
    Productos Del Monte............  Catsup.............................          #1              45%           32%
CANADA:
    Chef Boyardee..................  Canned Pasta.......................          #1              58%           36%
    PAM............................  Cooking Spray......................          #1              58%            5%
    Puritan........................  Stews and Meatballs................          #1              55%           39%

------------------------------

(1) The canned beans category includes both the pork and beans and miscellaneous beans categories. In their respective regions, Ranch Style leads both categories with a total market share of 27%, and Luck's leads the miscellaneous beans category with a market share of 32%.

(2) The Company defines (i) the Southwest region to include Nielsen reported information for Texas, Oklahoma, New Mexico, Louisiana, Colorado and Arizona, (ii) the Southeast region to include Nielsen reported information for Georgia, Alabama, North Carolina, South Carolina, Kentucky, Tennessee, Virginia and West Virginia and (iii) the West region to include Nielsen reported information for Nevada, California, Oregon, Arizona and Washington.

BUSINESS STRATEGY

     The Company's objectives are to increase sales and earnings by (i) growing sales of existing brands through expansion of the Company's product offerings and refocused marketing efforts, (ii) expanding distribution in food service, private label and international markets, (iii) completing strategic acquisitions and (iv) continuing to achieve cost savings.

     - Leverage Leading Brands. The Company intends to expand its product offerings by leveraging its existing portfolio of leading brands. Management believes that (i) Chef Boyardee and Bumble Bee brands can serve as a strong platform to expand the Company's product line into other quick-meal products, (ii) Dennison's, Ranch Style, Luck's and Ro*Tel can be utilized to develop a broader southwestern cuisine business and (iii) Crunch 'n Munch, Campfire and Jiffy Pop can be the cornerstone of a diversified snack foods business. In addition, management has formulated a number of new products in its existing product lines to capitalize on the growing trends toward healthy and convenient foods. In the last 12 months, the Company has introduced 20 new products under its existing brand names including a line of Luck's baked beans in four flavors and Ranch Style baked beans in two flavors, a line of four Luck's fat-free beans, garlic and lemon flavor PAM, Gulden's honey mustard and Crunch 'n Munch toffee pretzels.

     - Refocus Marketing Efforts. To revitalize its established brand names, the Company has refocused its marketing and packaging efforts. Specifically, the Company has (i) changed its marketing and promotional campaigns to more effectively address its target markets, (ii) increased advertising expenditures to enhance brand equity and (iii) introduced new packaging for a majority of its products. Since 1995, the Company has refocused its marketing efforts for many of its principal brands by emphasizing consumer advertising and performance-based trade promotions. The Company has introduced several new television advertising campaigns, such as those promoting Chef Boyardee as an ideal "fourth meal" to be served after school and PAM cooking spray as a flavorful, healthy alternative to cooking oils, butter and margarine. In addition, the Company has begun television advertising for its Ranch Style and Luck's brands. The Company has also redesigned the packaging of a majority of its products to emphasize the brand name, contemporize the presentation and make the products visually more appealing to consumers.

     - Expand into Food Service, Private Label and International
       Markets. Management believes that the food service and private label businesses, which together represent 16.2% of the Company's aggregate 1997 net sales, offer significant growth opportunities. Management believes that it can further develop these businesses by utilizing the Company's established sales and distribution capabilities and excess plant capacity. As part of this strategy, the Company acquired Creative Products, the leading manufacturer of cooking spray sold to private label and food service customers in the U.S., and Grist Mill, a leading manufacturer of private label cereal and fruit snack products. Management believes that the additional product offerings by Grist Mill and the dedicated private label and food service sales force of Creative Products can help the Company increase sales of many of its other products in these markets. In addition, management believes that Grist Mill's manufacturing facility can be used to produce other cereal bar products and can serve as a foundation to consolidate other private label producers of similar products. Management believes that attractive opportunities exist to expand the Company's sales in international markets with growing economies and attractive demographics. The Company recently acquired Puritan, the largest processor and marketer of canned stews and meatballs in Canada, and in October 1997 the Company acquired Productos Del Monte, a leading producer and distributor of branded catsup, canned vegetables and bottled salsa in Mexico. The Company has successfully begun to leverage the infrastructure of Productos Del Monte as a platform to expand the Company's southwestern cuisine and cooking spray.

     - Complete Strategic Acquisitions. The Company will continue to pursue opportunities to make acquisitions that complement and expand its core businesses or that enable the Company to enter new markets. Since the IHF Acquisition, the Company has more aggressively pursued acquisitions and has acquired (i) Heritage, the manufacturer of Campfire branded products,
       (ii) the Bumble Bee Seafoods,

       (iii) Productos Del Monte, (iv) Creative Products, (v) Orleans Seafood,
       (vi) Puritan and (vii) Grist Mill. In addition, the Company has entered into an agreement to acquire the Libby's brand of retail and international canned meat products from Nestle USA, Inc. Management believes that additional strategic acquisition opportunities exist and that incremental revenue and earnings can be generated by leveraging the Company's production, distribution, sales and administrative capabilities. In addition, an important element of management's evaluation of a strategic acquisition is the potential savings attainable through rationalization of the target company's cost structure.

     - Continue to Achieve Cost Savings. Since the IHF Acquisition, the Company has achieved annualized net cost savings in excess of $25 million from both its core business operations (which excludes those businesses acquired since the IHF Acquisition) and the operations of businesses acquired through (i) reducing overhead and duplicative administrative, sales and other personnel, (ii) streamlining production, distribution, research and administrative functions and (iii) savings in packaging and brokerage expense. Management's cost cutting efforts have helped the Company increase the gross margins of its core business products from 54% in the second quarter of 1997 to 57% in the second quarter of 1998. Management expects to be able to achieve further cost savings by continuing these initiatives.

COMPETITIVE STRENGTHS

     Management believes that the Company has the following competitive strengths that will enable it to execute its business strategy effectively.

     - Well-Positioned Products in Growing Markets. The Company's diversified portfolio of branded products is well-positioned to meet the growing demand for convenient and healthy foods. Many of the Company's products, such as Chef Boyardee canned pasta and Bumble Bee canned seafood, are quick and easy to prepare and are nutritionally sound. As such, management believes these products are particularly appealing to families with children. Many of the Company's other brands also benefit from the trend toward healthier eating, including PAM, Polaner, Ro*Tel and Ranch Style. The Company has introduced several new products that capitalize on the trend toward fat-free foods such as Chef Boyardee 99% Fat-Free, Crunch 'n Munch Fat-Free and Luck's Fat-Free Beans. In addition, the Company's strong southwestern cuisine products provide a platform to capitalize on the cuisine's growing national popularity. Through the acquisition of Productos Del Monte, the Company has established a presence in the growing Mexico market for processed food products. Moreover, the Company's line of private label products produced by Creative Products and Grist Mill addresses the rapidly growing private label markets for cooking spray, cereal bars and ready-to-eat cereal.

     - Well-Developed Infrastructure with Capacity for Growth. The Company's manufacturing plants and distribution network have significant excess capacity that can be utilized to support the (i) growth of the Company's existing branded and nonbranded businesses, (ii) introduction of new products and entry into new markets and (iii) integration of strategic acquisitions. In addition, the Company has completed the process of consolidating Puritan's operations into the Company's manufacturing facility in Niagara Falls, Canada. Management also plans to consolidate its Utah facility into its Grist Mill's Minnesota facility. The Company's principal manufacturing facilities in Milton, Pennsylvania and Vacaville, California are operating at approximately 53% and 24% of their respective capacities (based on a five-day, two-shift work schedule). The Company has a comprehensive U.S. sales force and distribution network which management believes has the capacity to support substantial increases in volume. Management believes this sales and distribution network enables the Company to meet or exceed customer service requirements by delivering 75% of its sales volume to customers within 24 hours and 99% within 48 hours.

     - Strong Management. The Company's senior management team is comprised of food and consumer product industry veterans led by C. Dean Metropoulos, the Company's Chairman and CEO, and John Bess, the Company's President and COO. Mr. Metropoulos has been CEO of several other food companies, including The Morningstar Group, Inc. ("Morningstar") and Stella Foods, Inc.

       ("Stella"). During Mr. Metropoulos' tenure at Morningstar and Stella, he implemented successful sales growth and cost reduction strategies which dramatically increased sales and earnings at both companies. Many of these strategies are similar to those that are being implemented by the Company. Mr. Bess has extensive experience in growing established brand names by implementing aggressive consumer based marketing programs. Mr. Bess has 21 years of management and consumer marketing experience at The Procter & Gamble Company ("Procter & Gamble"), most recently serving as Vice President and Managing Director of Worldwide Strategic Planning for Procter & Gamble's global hair care business. In addition, the Company's seven general managers overseeing brand performance have an average of approximately 20 years of experience in the food industry.

     - Strong Cash Flow. Management believes that the Company's strong cash flow from operations provides financial resources necessary to fund the Company's internal growth strategy. Management believes that its strong cash flow from operations result from the Company's leading market position in high margin food categories as well as the cost efficiencies gained from significant historical investment in the Company's manufacturing and distribution network. The Company's strong financial performance and its relatively low capital expenditure requirements are expected to generate significant cash flow to fund the Company's internal growth strategy.

                            OWNERSHIP AND MANAGEMENT

     Hicks Muse beneficially owns approximately 55.6% and C. Dean Metropoulos beneficially owns approximately 4.1% of the outstanding shares of Common Stock. None of Hicks Muse, Mr. Metropoulos or their related entities is selling any shares in the Offering. See "Principal and Selling Stockholders."

     Hicks Muse is a private investment firm based in Dallas, New York, St. Louis, Buenos Aires, London and Mexico City that specializes in acquisitions, recapitalizations and other principal investing activities. Hicks Muse has a distinctive investment philosophy emphasizing growth of sales and earnings in existing portfolio companies by pursuing strategic acquisitions. Since the firm's inception in 1989, Hicks Muse has completed or has pending 234 transactions having a combined transaction value exceeding $30.1 billion. Of the completed or pending transactions, 43 have been acquisitions of platform companies such as International Home Foods and 191 have been strategic acquisitions by a platform company such as the Bumble Bee Acquisition by International Home Foods. This strategy has been successfully employed in a number of Hicks Muse portfolio companies such as Berg Electronics, Inc., Capstar Broadcasting Corporation and Chancellor Media Corporation. In International Home Foods, Hicks Muse has combined its financial experience with the operating management experience of Mr. Metropoulos. Hicks Muse and Mr. Metropoulos have established an exclusive relationship to pursue acquisitions of food companies that Mr. Metropoulos will manage. See "Risk Factors -- Control by Principal Stockholder; Relationship with Principal Stockholder and Management; Allocation of Corporate Opportunities."

                                  THE OFFERING

Common Stock offered in the
Offering..............................     4,400,000 shares

Common Stock to be outstanding after
the Offering(1).......................     77,440,380 shares

Use of proceeds.......................     The Company will not receive any
                                           portion of the net proceeds from the
                                           sale of Common Stock in the Offering.
                                           See "Use of Proceeds."

New York Stock Exchange symbol........     IHF
------------------------------

(1) Excludes 7,787,904 shares of Common Stock issuable upon exercise of outstanding stock options granted to certain employees of the Company as of July 31, 1998 at a weighted average exercise price of $8.05 per share. The Company has reserved an additional 5,371,285 shares of Common Stock for issuance in connection with options that may be granted under the Company's 1997 Stock Option Plan (the "Stock Option Plan").

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under the caption "Risk Factors" beginning on page 10, which provides a discussion of certain risks involved in an investment in the Common Stock.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following table sets forth summary historical financial data of the Company for the periods ended and as of the dates indicated. The summary historical statement of income data for the years ended December 31, 1995, 1996 and 1997 and the summary historical balance sheet data as of December 31, 1996 and 1997 are derived from the audited financial statements of the Company included elsewhere in this Prospectus. The summary historical statement of income data for the six month periods ended June 30, 1997 and 1998 and the summary historical balance sheet data as of June 30, 1998 are derived from the unaudited financial statements of the Company included elsewhere in this Prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. The selected historical statement of income data for the year ended December 31, 1993 and 1994 are derived from the audited financial statements of the Company not included in the Prospectus. This information should be read in conjunction with the Company's historical consolidated financial statements and related notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                             SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                              JUNE 30,
                                         --------------------------------------------------------------   -----------------------
                                            1993         1994         1995         1996         1997         1997         1998
                                                              (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net sales............................  $    935.7   $    997.3   $    818.9   $    942.8   $  1,222.4   $    494.4   $    790.9
  Cost of goods sold...................       432.0        463.1        398.2        444.9        611.1        230.8        411.2
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Gross profit.........................       503.7        534.2        420.7        497.9        611.3        263.6        379.7
  Marketing expenses:
    Advertising........................        33.2         32.8         42.4         58.6         63.7         31.2         40.1
    Consumer promotion.................        21.5         25.5         23.5         17.5         17.2         11.5          7.8
    Trade promotion....................       118.7        127.6        102.0        101.0        154.4         59.8        100.4
    Other..............................        16.5         14.9         18.5         14.4         15.4          6.7         11.1
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total marketing expenses.......       189.9        200.8        186.4        191.5        250.7        109.2        159.4
  Selling, general and administrative
    expenses:
    Selling............................        47.2         52.3         45.9         46.3         45.9         22.0         26.6
    Storage, packing and shipping......        57.6         63.4         55.3         55.2         60.2         28.0         35.5
    Administrative.....................        20.5         23.2         23.6         19.7         33.6         11.8         22.3
    General and other..................        35.2         35.3         40.9         32.0         30.9         14.2         22.0
    Stock option compensation(1).......          --           --           --           --         46.4           --          0.7
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total selling, general and
          administrative expenses......       160.5        174.2        165.7        153.2        217.0         76.0        107.1
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Operating profit.....................       153.3        159.2         68.6        153.2        143.6         78.4        113.2
  Interest expense.....................          --           --           --         17.1        104.9         51.8         46.6
  Interest income and other, net.......          --           --           --          0.2          1.0          1.6          0.2
  Provision for income taxes...........        60.9         63.3         29.4         53.3         15.8         11.3         26.4
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income before extraordinary item.....        92.4         95.9         39.2         83.0         23.9         16.9         40.4
  Extraordinary loss, net..............          --           --           --           --         (4.3)          --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income...........................  $     92.4   $     95.9   $     39.2   $     83.0   $     19.6   $     16.9   $     40.4
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Basic Earnings Per Share(2)
    Income before extraordinary item.........................................   $     1.34   $     0.38   $     0.27   $     0.52
    Extraordinary item.......................................................           --        (0.07)          --           --
    Net income...............................................................   $     1.34         0.31         0.27         0.52
  Shares used in computing basic earnings per share..........................   61,922,990   64,020,472   61,922,990   77,303,053
  Diluted earnings per share(2)
    Income before extraordinary item.........................................   $     1.34   $     0.36   $     0.27   $     0.50
    Extraordinary item.......................................................           --        (0.06)          --           --
    Net income...............................................................         1.34         0.30         0.27         0.50
  Shares used in computing diluted earnings per share........................   61,922,990   66,242,672   61,922,990   81,018,089
BALANCE SHEET DATA (END OF PERIOD):
  Working capital (excluding current portion of long-term debt)..............        107.6   $    175.5                $    204.0
  Total assets...............................................................        968.3      1,262.1                   1,424.2
  Long-term debt (including current portion).................................      1,070.0        970.0                   1,066.3
  Stockholders' equity (deficit).............................................       (264.2)        67.6                     109.2
OTHER FINANCIAL DATA:
  Depreciation and amortization........               $     25.0   $     26.4   $     30.2   $     19.0   $     30.1   $     13.7
  Capital expenditures (excluding
    acquisitions)......................                     22.0         31.1         24.2         11.9         13.6          8.0

------------------------------

(1) Represents non-cash compensation expense associated with stock options granted to the Company's senior management and other employees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year Ended December 31, 1997 Compared to Year Ended December 31, 1996."

(2) Due to the change in the Company's capital structure as a result of the IHF Acquisition, historical share and per share data for periods prior to the IHF Acquisition are not comparable to or meaningful in the context of future periods. Income per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period adjusted for a 5.3292 for one reverse stock split that took place in November 1997. Due to acquisitions made in 1997 and 1998, results of operations are not comparable to prior periods. No dividends were paid in any period presented.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described in this section. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, expected, planned, intended, estimated, projected or otherwise indicated. Investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before purchasing the Common Stock offered hereby.

SUBSTANTIAL LEVERAGE

     The Company is highly leveraged. As of June 30, 1998, the Company had outstanding indebtedness of $1,108.0 million, including $708.0 million under the Senior Bank Facilities and $400.0 million of the Company's 10 3/8% Senior Subordinated Notes due 2006 ("Senior Subordinated Notes"). The Company expects to finance a portion of the purchase price of the Libby's Acquisition (as defined) from additional borrowings under the Senior Bank Facilities. A substantial portion of the cash flow from the Company's operations will be applied to the service of the Company's obligations in respect of its indebtedness for the foreseeable future. In addition to periodic interest payments, the Company is required to make semiannual repayments of the term loans under its Senior Bank Facilities and is further required to apply a portion of its excess cash flow to repay the loans thereunder. See "Description of Indebtedness."

     The Company's high degree of leverage could have important consequences to the holders of the Common Stock, including but not limited to the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future, (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes, (iii) certain of the Company's borrowings are at variable rates of interest (including borrowings under the Senior Bank Facilities), which expose the Company to the risk of increased interest rates, (iv) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage and (v) the Company's substantial degree of leverage may limit its flexibility to implement its business strategy and adjust to changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions or its business.

     The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness will depend on its financial and operating performance, which in turn will be subject to prevailing economic conditions and to certain financial, business and other factors beyond its control. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity capital or restructure its debt. There can be no assurance that the Company's operating results, cash flow and capital resources will be sufficient for payment of its indebtedness in the future. In addition, the realization of future income tax benefits is dependent upon sufficient future taxable income. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds that the Company could realize therefrom. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Indebtedness."

RESTRICTIVE DEBT COVENANTS

     The Senior Bank Facilities and the indenture related to the Senior Subordinated Notes (the "Indenture") contain a number of significant covenants that, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into leases, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, the Company is required to comply with specified financial ratios and satisfy certain financial condition tests. The Company's ability to comply with such agreements may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of such covenants or restrictions could result in a default under the Senior Bank Facilities or the Indenture, which would permit the senior lenders or the holders of the Senior Subordinated Notes, as the case may be, to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest. If the Company were unable to repay its indebtedness to its senior lenders, such lenders could proceed against the collateral securing such indebtedness. If the indebtedness under the Senior Bank Facilities or the Senior Subordinated Notes were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company.

IMPLEMENTATION OF BUSINESS STRATEGY; STRATEGIC ACQUISITIONS

     The Company intends to pursue a business strategy of increasing sales and earnings in its core business through growing sales of existing brands and achieving cost savings. No assurance can be given that the Company will be successful in implementing this strategy. See "Business -- Business Strategy."

     The Company also intends to continue a business strategy of growth through strategic acquisitions. The Company cannot predict whether it will be successful in pursuing any acquisition opportunities or what the consequences of any acquisitions would be. The Company is currently evaluating certain strategic acquisitions. No assurance can be given that any strategic acquisition will be consummated or that, if consummated, it will be successful. The Company's acquisition strategy involves numerous risks, including difficulties in the integration of the operations, systems and management of acquired businesses and the diversion of management's attention from other business concerns. Under the terms of the Senior Bank Facilities, the Company may be required to obtain the consent of the lenders in order to consummate acquisitions in certain circumstances. There can be no assurance as to whether, or the terms on which, the lenders would grant any such consent. Moreover, depending on the nature, size and timing of future acquisitions, the Company may be required to raise additional financing. There can be no assurance that the Senior Bank Facilities, the Indenture or any other loan agreement to which the Company may become a party will permit such additional financing, and there can be no assurance that any additional financing will be available on terms acceptable to the Company, or at all.

GENERAL RISKS OF FOOD INDUSTRY

     The food products manufacturing industry is subject to the risk of adverse changes in general economic conditions; adverse changes in local markets resulting in greater risks inherent in the limited shelf life of food products in case of oversupply; lack of attractiveness of a particular food product line after its novelty has worn off; evolving consumer preferences and nutritional and health-related concerns; federal, state and local food processing controls; consumer product liability claims; the risk of product tampering; and the availability and expense of insurance. See "Business."

DEPENDENCE ON RAW MATERIALS

     The primary raw materials used in the Company's operations include tin cans, flour, meat, tuna, salmon, tomatoes, corn, fruit and fruit-juice concentrates, grains, beans and peanuts. All of the Company's raw materials are generally available from numerous suppliers, other than tuna processed by the Bumble Bee Business, for which there is limited worldwide supply and number of suppliers. The prices of many of these raw materials are affected by, among other things, agricultural policies of the United States government and weather conditions. Movement in the price level of these raw materials can have a corresponding impact on finished product costs, and hence, gross margins. The ability of the Company to pass through increases in costs of raw materials to its customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company operates. See "Business -- Raw Materials."

COMPETITION

     The food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on brand recognition and loyalty, price, quality and convenience. The Company competes with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. A number of these competitors have broader product lines as well as substantially greater financial and other resources available to them and lower fixed costs, and there can be no assurance that the Company can compete successfully with such other companies. In addition, many of the Company's competitors may be substantially less leveraged. Competitive pressures or other factors could cause the Company's products to lose market share or result in significant price erosion, which could have a material adverse effect on the Company. See "Business."

CONTROL BY PRINCIPAL STOCKHOLDER; RELATIONSHIP WITH PRINCIPAL STOCKHOLDER AND MANAGEMENT; ALLOCATION OF CORPORATE OPPORTUNITIES

     Hicks Muse and certain of its affiliates own and control a majority of the outstanding shares of Common Stock and, accordingly, are able to (i) direct the election of a majority of the members of the Board of Directors of the Company and therefore direct the management and policies of the Company, (ii) practically determine the outcome of any corporate or other matter submitted to the Company's stockholders for approval, including any merger, consolidation, sale of all or substantially all of the Company's assets or "going private" transaction and (iii) prevent or cause a change of control of the Company. The interests of Hicks Muse may conflict with those of other shareholders of the Company. See "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions." In addition, certain officers and directors of the Company, including Mr. Metropoulos, also serve as officers or directors of other portfolio companies of Hicks Muse. Service as a director or officer of both the Company and another company (other than a subsidiary of the Company) could create or appear to create potential conflicts of interest when the director or officer is faced with decisions that could have different implications for the Company and such other company. A conflict of interest could also exist with respect to allocation of the time and attention of persons who are officers of both the Company and one or more other companies. Under Delaware law, directors and officers have a fiduciary duty to act in good faith and in what they believe to be in the best interests of the corporation and its stockholders. Such duties include the duty to refrain from impermissible self-dealing and to deal fairly with respect to transactions in which such directors or officers, or other companies with which they are affiliated, have an interest.

     Neither Hicks Muse nor Mr. Metropoulos is restricted from acquiring or managing other companies in the food business, including companies that may be competitive with the Company. Hicks Muse has publicly stated that it expects to commit significant amounts of equity capital to acquire food and other branded consumer product companies in North America and Latin America that Mr. Metropoulos will help manage. There is no agreement requiring that any such acquisition opportunities be pursued through the Company. As a result, conflicts may exist between the Company on the one hand and Hicks Muse and Mr. Metropoulos on the other hand with respect to the allocation of corporate opportunities, including acquisition opportunities. No assurance can be given that any such conflicts will be resolved in favor of the Company.

GOVERNMENTAL REGULATION

     The Company's operations are subject to extensive regulation by the United States Food and Drug Administration ("FDA"), the United States Department of Agriculture and other state and local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of the Company's products and environmental compliance. The Company's manufacturing facilities and products are subject to periodic inspection by federal, state and local authorities. The Company's advertising is subject to regulation by the Federal Trade Commission ("FTC") pursuant to the Federal Trade Commission Act and regulations issued thereunder. In addition, the Company is subject to similar laws in foreign jurisdictions in which it conducts operations. The Company believes that it is currently in substantial compliance with all material governmental laws and regulations and maintains all material permits and licenses relating to its operations. Nevertheless, there can be no assurance that the Company is in compliance with such laws and regulations or that it will be able to comply with any future laws and regulations. Failure by the Company to comply with applicable laws and regulations could subject the Company to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on the Company. See "Business -- Certain Legal and Regulatory Matters."

ENVIRONMENTAL MATTERS

     The past and present business operations of the Company and the past and present ownership and operation of real property by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations pertaining to the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with such laws and regulations is not expected to have a material impact on the Company's capital expenditures, earnings or competitive position. No assurance can be given, however, that additional environmental issues relating to presently known matters or identified sites or to other matters or sites will not require additional, currently unanticipated investigation, assessment or expenditures. See "Business -- Certain Legal and Regulatory Matters -- Environmental."

TRADEMARKS

     The Company believes that its trademarks and other proprietary rights are important to its success and its competitive position. Accordingly, the Company devotes substantial resources to the establishment and protection of its trademarks on a worldwide basis. There can be no assurance that the actions taken by the Company to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violative of the trademarks and proprietary rights of others. Moreover, no assurance can be given that others will not assert rights in, or ownership of, trademarks and other proprietary rights of the Company or that the Company will be able to successfully resolve such conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. See "Business -- Trademarks."

PRODUCT LIABILITY; PRODUCT RECALLS

     The Company may be subject to significant liability should the consumption of any of its products cause injury, illness or death and may be required to recall certain of its products in the event of contamination or damage to the products. There can be no assurance that product liability claims will not be asserted against the Company or that the Company will not be obligated to recall its products. The Company has not historically incurred material expenditures in respect of product liability claims and is effectively self-insured against such liabilities. A product liability judgment against the Company or a product recall could have a material adverse effect on the Company's business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     As of July 31, 1998, the Company had 77,440,380 shares of Common Stock outstanding. Of these shares, 21,785,343 shares (which includes the 4,400,000 shares offered hereby) will be freely transferable without restriction under the Securities Act of 1933 (the "Securities Act"), by persons other than "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act ("Rule 144"). The remaining 55,635,037 shares of Common Stock were issued in reliance on exemptions from the registration requirements of the Securities Act, and those shares are "restricted" securities under Rule 144. For purposes of Rule 144, there will be 3,127,415 shares of Common Stock eligible for sale beginning in October 1, 1998, based on current Securities and Exchange Commission ("Commission") rules and subject to compliance with the manner-of-sale, volume and other limitations of Rule 144. The remaining 52,527,622 are currently eligible for sale subject to compliance with the requirements of Rule 144.

     The Company is a party to a registration rights agreement (the "Registration Rights Agreement") with certain of its stockholders, which grants those stockholders, who will hold an aggregate of approximately 57,554,096 shares of Common Stock, the right to require the Company, subject to certain limitations, to effect up to an aggregate of six "demand" and certain "piggy-back" registrations under the Securities Act for the sale of such stockholders' shares of Common Stock. American Home Products, the parent of one of the Selling Stockholders, is exercising one of its demand rights in the Offering. American Home Products exercised its right to "piggy-back" in electing to participate in the Company's initial public offering in November 1997. See "Certain Relationships and Related Transactions" and "Principal and Selling Stockholders."

     Each of the Company, its officers and directors, Hicks Muse and its affiliates, and certain other stockholders of the Company, including the Selling Stockholders, has agreed that it will not (i) offer, pledge, sell, solicit an offer to buy, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to any shares of Common Stock, or any securities that are convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with ownership of any Common Stock, for a period of 90 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, except pursuant to certain limited exceptions. See "Underwriting."

     Future sales of substantial amounts of Common Stock, or the perception that such sales could occur, may affect the market price of the Common Stock prevailing from time to time.

                                  THE COMPANY

     The Company is a leading North American manufacturer and marketer of a diversified, well-established portfolio of shelf-stable food products with popular brand names. Prior to November 1, 1996, the Company was an indirect wholly-owned subsidiary of American Home Products. Effective on November 1, 1996, an affiliate of Hicks Muse acquired 80% of the outstanding capital stock of the Company from American Home Products for approximately $1,225.6 million in cash in a transaction treated as a recapitalization for financial accounting purposes. Also effective on November 1, 1996, the Company acquired all of the outstanding capital stock of Heritage from an affiliate of Hicks Muse for approximately $70.8 million in cash in a transaction treated as a purchase for financial accounting purposes. Heritage manufactures and markets the Company's Campfire branded products. In connection with these transactions, the Company incurred approximately $1,070.0 million of indebtedness, consisting of $670.0 million of borrowings under the Senior Bank Facilities and the issuance of $400.0 million principal amount of the Senior Subordinated Notes. See "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions."

     On July 1, 1997, the Company consummated the acquisition of substantially all of the assets of Bumble Bee Seafoods for approximately $160.0 million in cash, plus fees and expenses, and the assumption of certain liabilities, including trade payables and certain accrued liabilities, including accrued pension cost. Bumble Bee is one of the leading brands of premium canned seafood in the U.S. and the leading brand of canned white meat tuna and canned salmon in the U.S. The assets acquired consisted primarily of inventory, accounts receivable, property, plant and equipment and trademarks used by the Bumble Bee Business for the processing and marketing of the Company's Bumble Bee canned seafood products. Prior to this transaction, Bumble Bee Seafoods was highly leveraged and had capital constraints which limited Bumble Bee Seafoods' ability to source raw materials and most effectively market its products. To facilitate the purchase of the Bumble Bee Business by the Company free and clear of existing liens, Bumble Bee Seafoods filed for bankruptcy. In connection with the transaction, the Company increased its borrowings under the Senior Bank Facilities by $110.0 million. The remainder of the purchase price was provided from the Company's available cash on hand.

     On October 1, 1997, the Company acquired Productos Del Monte from an affiliate of Hicks Muse for 3,127,415 shares of Common Stock. Productos Del Monte is a leading manufacturer and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. The acquisition of Productos Del Monte was treated as a combination of entities under common control. Accordingly, the historical accounting values of Productos Del Monte were carried over for financial accounting purposes. See "Certain Relationships and Related Transactions."

     On October 1, 1997, the Company acquired Creative Products for approximately $52.0 million in cash. The acquisition was funded through borrowings under the Senior Bank Facilities. Creative Products is the leading manufacturer of cooking spray sold to private label customers and food service operators. In addition, Creative Products manufactures on a contract basis a number of health and beauty aid products, including hair mousses, hair sprays and deodorants. The acquisition of Creative Products was treated as a purchase for financial accounting purposes.

     On November 8, 1997, the Company completed an initial public offering of its Common Stock for net proceeds to the Company of approximately $224.9 million (net of issuance costs).

     On November 21, 1997, the Company acquired substantially all of the assets of Orleans Seafood for $26.9 million, including transaction fees. Orleans Seafood is a specialty canned seafood manufacturer and marketer. The acquisition was funded through borrowings under the Senior Bank Facilities, and was treated as a purchase for financial accounting purposes.

     On March 9, 1998, the Company acquired certain assets of Puritan for approximately $39.0 million in cash, including transaction fees, in a transaction treated as a purchase for financial accounting purposes. Puritan is a processor and marketer of canned stews and meats in Canada, with products marketed under the Puritan and Fraser Farms brand names. The acquisition was funded through borrowings under the Senior Bank Facilities.

     On April 17, 1998, the Company completed the acquisition of Grist Mill for approximately $112.4 million in cash, including transaction fees, in a transaction treated as a purchase for financial accounting purposes. Grist Mill is a leading manufacturer and distributor of private label cereals, fruit snacks, granola bars, cereal bars and pre-formed pie crusts. The acquisition was funded through borrowings under the Senior Bank Facilities. For the fiscal year ended May 31, 1997, Grist Mill reported operating income of $4.7 million on sales of $108.5 million. For the nine-month period ended February 28, 1998, Grist Mill reported operating income of $6.6 million on sales of $79.9 million.

     In July 1998, the Company entered into an agreement to acquire for cash (the "Libby's Acquisition") the Libby's brand of retail and international canned meat products and the Trenton, Missouri manufacturing facility for those products from Nestle USA, Inc. ("Nestle") for approximately $126.0 million in cash. The Company, through a 15 year license agreement with Nestle, will continue to use the Libby's brand name on these products, which include Vienna sausages, corned beef, salmon, hash and chili. The Company has also entered into a long term supply agreement under which it will manufacture Nestle foodservice products at the Trenton Facility following the closing of the transaction. It is anticipated that the closing will occur in September 1998. Consummation of the Libby's Acquisition is subject to certain conditions. Accordingly, there can be no assurance that the closing will occur in September 1998 or at all. The Company expects to finance the purchase price for the Libby's Acquisition from additional borrowings under the Senior Bank Facilities.

     The Company was incorporated on October 28, 1986. The Company's principal executive offices are located at 1633 Littleton Road, Parsippany, New Jersey 07054, and its main telephone number at that address is (973) 359-9920.

                                USE OF PROCEEDS

     The Company will not receive any portion of the net proceeds from the sale of Common Stock in the Offering.

                  MARKET FOR COMMON STOCK AND DIVIDEND POLICY

     The Common stock is traded on the NYSE under the symbol "IHF." The table below sets forth the high and low sales prices per share for the Common Stock on the NYSE since the Common Stock became publicly traded on November 18, 1997. On
                    , 1998, the last reported sale price of the Common Stock on
the NYSE was $       , and there were approximately      holders of record of
Common Stock.

                                                              PRICE RANGE
                                                                  OF
                                                                COMMON
                                                                 STOCK
                                                              -----------
                                                              HIGH   LOW
Year Ended December 31, 1997:
     Fourth Quarter (beginning November 18, 1997)...........  $28    $20
Year Ended December 31, 1998:
     First Quarter..........................................  $34 1/2 $25 1/4
     Second Quarter.........................................  $32 1/8 $22 3/4
     Third Quarter (through        , 1998)..................

     The Company intends to retain future earnings for use in the Company's business and does not anticipate declaring or paying any cash or stock dividends on shares of its Common Stock in the foreseeable future. The Senior Bank Facilities and the Indenture contain certain restrictive covenants, including covenants that restrict or prohibit the Company's ability to pay dividends and make other distributions. Further, any determination to declare and pay dividends will be made by the Board of Directors of the Company in light of the Company's earnings, financial position, capital requirements and credit agreements and such other factors as the Board of Directors deems relevant. See "Risk Factors -- Restrictive Debt Covenants" and "Description of Indebtedness."

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Company as of June 30, 1998. This table should be read in conjunction with the historical consolidated financial statements of the Company and related notes thereto included elsewhere in this Prospectus.

                                                                  AS OF
                                                              JUNE 30, 1998
                                                              -------------
                                                              (IN MILLIONS)
Long-term debt (including current maturities):
     Revolving credit facility..............................    $   41.7
     Term loans.............................................       666.3
     10 3/8% Senior Subordinated Notes due 2006.............       400.0
                                                                --------
          Total long-term debt..............................     1,108.0
                                                                --------
Stockholders' equity:
     Preferred stock (no shares issued and outstanding).....          --
     Common stock...........................................         0.8
     Additional paid-in capital.............................        54.9
     Retained earnings......................................        58.4
     Accumulated other comprehensive income (loss)..........        (4.9)
                                                                --------
          Total stockholders' equity........................       109.2
                                                                --------
          Total capitalization..............................    $1,217.2
                                                                ========

            SELECTED HISTORICAL FINANCIAL AND OPERATING INFORMATION

    The following table sets forth selected historical financial and operating information of the Company for the periods ended and as of the dates indicated. The selected historical statement of income data for the years ended December 31, 1995, 1996 and 1997 and the historical balance sheet data as of December 31, 1996 and 1997 are derived from the audited financial statements of the Company included elsewhere in this Prospectus. The selected historical statement of income data for the six months ended June 30, 1997 and 1998 and the selected historical balance sheet data as of June 30, 1998 are derived from the unaudited financial statements of the Company included elsewhere in this Prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. The selected historical statement of income data for the year ended December 31, 1993 and 1994 and the selected historical balance sheet data for the year ended December 31, 1993, 1994 and 1995 are derived from the audited financial statements of the Company not included in the Prospectus. The selected historical balance sheet data as of June 30, 1997 is derived from the unaudited financial statements of the Company which are not included in this Prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. This table should be read in conjunction with the Company's historical consolidated financial statements and related notes thereto included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                             SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                               JUNE 30,
                                        --------------------------------------------------------------    -----------------------
                                           1993         1994         1995         1996         1997          1997         1998
                                                             (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net sales...........................  $    935.7   $    997.3   $    818.9   $    942.8   $  1,222.4    $    494.4   $    790.9
  Cost of goods sold..................       432.0        463.1        398.2        444.9        611.1         230.8        411.2
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
  Gross profit........................       503.7        534.2        420.7        497.9        611.3         263.6        379.7
  Marketing expenses:
    Advertising.......................        33.2         32.8         42.4         58.6         63.7          31.2         40.1
    Consumer promotion................        21.5         25.5         23.5         17.5         17.2          11.5          7.8
    Trade promotion...................       118.7        127.6        102.0        101.0        154.4          59.8        100.4
    Other.............................        16.5         14.9         18.5         14.4         15.4           6.7         11.1
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
        Total marketing expenses......       189.9        200.8        186.4        191.5        250.7         109.2        159.4
  Selling, general and administrative
    expenses:
    Selling...........................        47.2         52.3         45.9         46.3         45.9          22.0         26.6
    Storage, packing and shipping.....        57.6         63.4         55.3         55.2         60.2          28.0         35.5
    Administrative....................        20.5         23.2         23.6         19.7         33.6          11.8         22.3
    General and other.................        35.2         35.3         40.9         32.0         30.9          14.2         22.0
    Stock option compensation(1)......          --           --           --           --         46.4            --          0.7
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
        Total selling, general and
          administrative expenses.....       160.5        174.2        165.7        153.2        217.0          76.0        107.1
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
  Operating profit....................       153.3        159.2         68.6        153.2        143.6          78.4        113.2
  Interest expense....................          --           --           --         17.1        104.9          51.8         46.6
  Interest income and other, net......          --           --           --          0.2          1.0           1.6          0.2
  Provision for income taxes..........        60.9         63.3         29.4         53.3         15.8          11.3         26.4
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
  Income before extraordinary item....        92.4         95.9         39.2         83.0         23.9          16.9         40.4
  Extraordinary loss, net.............          --           --           --           --         (4.3)           --           --
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
  Net income..........................  $     92.4   $     95.9   $     39.2   $     83.0   $     19.6    $     16.9   $     40.4
                                        ==========   ==========   ==========   ==========   ==========    ==========   ==========
Basic earnings per share(2)
  Income before extraordinary item..........................................   $     1.34   $     0.38    $     0.27   $     0.52
  Extraordinary item........................................................           --        (0.07)           --           --
  Net income................................................................         1.34         0.31          0.27         0.52
Shares used in computing basic earnings per share...........................   61,922,990   64,020,472    61,922,990   77,303,053
Diluted earnings per share(2)
  Income before extraordinary item..........................................   $     1.34   $     0.36    $     0.27   $     0.50
  Extraordinary item........................................................           --        (0.06)           --           --
  Net income................................................................         1.34         0.30          0.27   $     0.50
Shares used in computing diluted earnings per share.........................   61,922,990   66,242,672    61,922,990   81,018,089
BALANCE SHEET DATA (END OF PERIOD):
  Inventories.........................  $    134.2   $    148.0   $    139.9   $    129.2   $    220.6    $    111.7   $    233.1
  Working capital (excluding current
    portion of long-term debt)........       157.9        197.1        120.6        107.6        175.5         120.4        204.0
  Property, plant and equipment,
    net...............................       152.0        169.7        176.8        186.0        210.2         185.4        255.4
  Total assets........................       496.0        540.5        463.6        968.3      1,262.1         962.3      1,423.1
  Long-term debt (including current
    portion)..........................          --           --           --      1,070.0        970.0       1,057.0      1,066.3
  Stockholders' equity (deficit)......       423.6        467.1        385.0       (264.2)        67.6        (247.4)       109.2
OTHER FINANCIAL DATA:
  Depreciation and amortization.......  $     25.0   $     26.4   $     30.2   $     19.0   $     30.1    $     13.7   $     19.6
  Capital expenditures (excluding
    acquisitions).....................        22.0         31.1         24.2         11.9         13.6           8.0         17.6

------------------------------
(1) Represents non-cash compensation expense associated with stock options granted to the Company's senior management and other employees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year Ended December 31, 1997 Compared to Year Ended December 31, 1996."
(2) Due to the change in the Company's capital structure as a result of the IHF Acquisition, historical share and per share data for periods prior to the IHF Acquisition are not comparable to or meaningful in the context of future periods. Income per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period adjusted for a 5.3292 for one reverse stock split that took place in November 1997. Due to acquisitions made in 1997 and 1998, results of operations are not comparable to prior periods. No dividends were paid in any period presented.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes thereto of the Company included elsewhere in this Prospectus. See also the aggregate net sales and related information set forth under "Business -- Products and Markets." Periodically, the Company may make statements about the trends, future plans and the Company's prospects. Actual results may differ from those described in such forward looking statements based on the risks and uncertainties facing the Company, including but not limited to changes in the economic conditions and changes in the food products manufacturing industry and the other factors described in "Risk Factors."

     The Company sells its products primarily to grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs. Sales are reported net of discounts and returns. In general, raw material costs constitute between 60.0% and 80.0% of cost of goods sold for each of the Company's products. The other components of cost of goods sold are labor and overhead costs. As is customary in the industry, the Company incurs substantial marketing expenses. Marketing expenses primarily include (i) trade promotions, which are directed at obtaining retail display support, achieving key price points and securing retail shelf space, (ii) advertising, which is comprised of television, newspaper and magazine advertising and agency fees, and (iii) consumer promotions, which include targeted coupons and on-package offers. Selling expenses represent commissions paid to food brokers and costs of the Company's field sales force.

     The comparability of the Company's results of operations from period to period is affected by the Company's acquisitions. In general, the acquired businesses have had lower gross margins than those of the Company historically, although an important element of management's evaluation of a strategic acquisition is the potential savings through rationalization of the target's cost structure.

                                            YEAR ENDED DECEMBER 31,                    SIX MONTHS ENDED JUNE 30,
                               --------------------------------------------------   -------------------------------
                                    1995             1996              1997              1997             1998
                               --------------   --------------   ----------------   --------------   --------------
                                        % OF             % OF               % OF             % OF             % OF
                                         NET              NET                NET              NET              NET
                               AMOUNT   SALES   AMOUNT   SALES    AMOUNT    SALES   AMOUNT   SALES   AMOUNT   SALES
                                                                  (IN MILLIONS)
Net sales....................  $818.9   100.0%  $942.8   100.0%  $1,222.4   100.0%  $494.4   100.0%  $790.9   100.0%
Cost of goods sold...........  398.2    48.6%   444.9    47.2%      611.1   50.0%   230.8    46.7%   411.2     52.0%
                               ------   -----   ------   -----   --------   -----   ------   -----   ------   -----
Gross profit.................  420.7    51.4%   497.9    52.8%      611.3   50.0%   263.6    53.3%   379.7     48.0%
Marketing expenses:
  Advertising................   42.4     5.2%    58.6     6.2%       63.7    5.2%    31.2     6.3%    40.1      5.1%
  Consumer promotion.........   23.5     2.9%    17.5     1.8%       17.2    1.4%    11.5     2.3%     7.8      1.0%
  Trade promotion............  102.0    12.5%   101.0    10.7%      154.4   12.6%    59.8    12.1%   100.4     12.7%
  Other......................   18.5     2.2%    14.4     1.5%       15.4    1.3%     6.7     1.4%    11.1      1.4%
                               ------   -----   ------   -----   --------   -----   ------   -----   ------   -----
Total marketing expenses.....  186.4    22.8%   191.5    20.2%      250.7   20.5%   109.2    22.1%   159.4     20.2%
Selling, general and
  administrative expenses:
  Selling....................   45.9     5.6%    46.3     4.9%       45.9    3.8%    22.0     4.4%    26.6      3.4%
  Storage, packing and
    shipping.................   55.3     6.7%    55.2     5.9%       60.2    4.9%    28.0     5.7%    35.5      4.5%
  Administrative.............   23.6     2.9%    19.7     2.1%       33.6    2.7%    11.8     2.4%    22.3      2.8%
  General and other..........   40.9     5.0%    32.0     3.4%       30.9    2.5%    14.2     2.9%    22.0      2.7%
  Stock option
    compensation.............     --               --                46.4    3.8%      --      --      0.7      0.1%
                               ------   -----   ------   -----   --------   -----   ------   -----   ------   -----
Total selling, general and
  administrative expenses....  165.7    20.2%   153.2    16.3%      217.0   17.7%    76.0    15.4%   107.1     13.5%
                               ------   -----   ------   -----   --------   -----   ------   -----   ------   -----
Operating profit.............   68.6     8.4%   153.2    16.3%      143.6   11.8%    78.4    15.8%   113.2     14.3%
Interest expense.............     --             17.1     1.8%      104.9    8.6%    51.8    10.4%    46.6      5.9%
Interest income and other,
  net........................     --              0.2                 1.0    0.1%     1.6     0.3%     0.2       --
Provision for income taxes...   29.4     3.6%    53.3     5.7%       15.8    1.3%    11.3     2.3%    26.4      3.3%
Extraordinary item, net of
  tax........................     --      --       --      --        (4.3)  (0.4)%     --      --       --       --
                               ------   -----   ------   -----   --------   -----   ------   -----   ------   -----
Net income...................  $39.2     4.8%   $83.0     8.8%   $   19.6    1.6%   $16.9     3.4%   $40.4      5.1%
                               ======   =====   ======   =====   ========   =====   ======   =====   ======   =====

  SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

     Net Sales. For the six months ended June 30, 1998, net sales were $790.9 million as compared to $494.4 million for the comparable six months ended June 30, 1997, an increase of $296.5 million, or 60.0%. Approximately $205.5 million, $29.7 million, $27.3 million, $26.0 million, $11.0 million, and $10.8 million of the increase related to sales of Bumble Bee Seafood, Productos Del Monte, Creative Products, Grist Mill, Puritan and Orleans Seafood products, respectively, each of which were acquired by the Company subsequent to June 30, 1997 and therefore not reflected in the 1997 amounts. Sales of the Company's existing brands decreased by approximately $13.8 million, primarily as a result of lower volume in the Company's snack food category due to (i) competitive pressures in the crisp rice snack bars category, (ii) a temporary cessation in sales of Crunch 'n Munch products to mass merchant customers, which the Company expects to resume beginning in the third quarter 1998, and (iii) continuing lower sales in Polaner All-Fruit.

     Cost of Goods Sold. For the six months ended June 30, 1998, cost of goods sold as a percentage of net sales increased to 52.0% from 46.7% for the six months ended June 30, 1997. This was primarily attributable to the inclusion of the operations of the companies acquired in 1997 and 1998, which have lower gross margins in comparison to the Company's historical margins. Excluding the acquisitions completed in 1997 and 1998, cost of goods sold declined to 43.1% of net sales from 46.7% of net sales for the comparable 1997 period, principally reflecting management's continuing cost reduction initiatives.

     Total Marketing Expenses. Total marketing expenses increased to $159.4 million for the six months ended June 30, 1998, as compared to $109.2 million for the six months ended June 30, 1997. Expressed as a percentage of net sales, total marketing expenses for the six months ended June 30, 1998 decreased to 20.2% from 22.1% for the six months ended June 30, 1997. The increase of $50.2 million was attributable to the inclusion of the acquisitions completed in 1997 and 1998, primarily Bumble Bee ($39.7 million), Productos Del Monte ($7.3 million), Puritan ($4.1 million), Orleans Seafood ($1.4 million), Grist Mill ($2.3 million), and Creative Products ($0.7 million), offset by $5.3 million of lower expenditures on existing brands, primarily PAM and Polaner.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $107.1 million for the six months ended June 30, 1998 compared to $76.0 million for the six months ended June 30, 1997. Total selling, general and administrative expenses as a percentage of net sales declined to 13.5% for the six months ended June 30, 1998 from 15.4% for the six months ended June 30, 1997. The decreases in selling, general and administrative expenses reflect management's cost reduction initiatives.

     Interest Expense. Interest expense for the six months ended June 30, 1998 was $46.6 million as compared to $51.8 million for the six months ended June 30, 1997. The decrease in interest expense is due to a lower outstanding debt balance during the six months ended June 30, 1998 as compared to the six months ended June 30, 1997 as well as a lower weighted average interest rate for the period.

     Provision for Income Taxes. Income taxes increased to $26.4 million for the six months ended June 30, 1998 from $11.3 million for the six months ended June 30, 1997 due to higher income before tax. The effective tax rate decreased to 39.5% in 1998 from 40.0% in 1997. The Company anticipates sufficient future income to realize deferred tax assets recorded at June 30, 1998. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expenses in the period of such determination.

     Net Income. For the six months ended June 30, 1998, net income increased by $23.5 million over the six months ended June 30, 1997, primarily reflecting the factors discussed above.

     Basic earnings per share were $0.52 and $0.27 for the six months ended June 30, 1998 and 1997, respectively. Diluted earnings per share were $0.50 and $0.27 for the six months ended June 30, 1998 and 1997, respectively.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net Sales. The Company's net sales were $1,222.4 million in 1997 as compared to $942.8 million in 1996, an increase of $279.6 million or 29.7%. Approximately $190.2 million, $15.8 million, $19.3 million and $3.0 million of the increase was related to the Bumble Bee Business, Creative Products, Productos Del Monte and Orleans Seafood sales, respectively, which were not reflected in the 1996 amounts and $40.4 million relating to a full year of Heritage sales as compared to only two months in 1996. The balance of the increase, or $10.9 million, was primarily due to net increases in sales of the Company's existing brands.

     Cost of Goods Sold. Cost of goods sold was $611.2 million in 1997 as compared to $444.9 million in 1996. Expressed as a percentage of net sales, cost of goods sold increased to 50.0% from 47.2% in 1996. This was primarily attributable to the inclusion of the results of the Bumble Bee Business and Orleans Seafood business, which generally have lower gross margins than the Company's other product lines. The Bumble Bee Seafood and Orleans Seafood business cost of goods sold as a percentage of net sales was 69.8% for the six month period ended December 31, 1997 in the case of the Bumble Bee Business and 69.6% for the one month period of December 1997 in the case of Orleans Seafood. Excluding these seafood businesses, cost of goods sold declined to 46.3% of net sales from 47.2% of net sales in 1996. This decline in cost of goods sold as a percentage of net sales primarily resulted from a more favorable sales volume mix and continuing overall reductions in the Company's manufacturing costs which reflect management's cost reduction initiatives.

     Total Marketing Expenses. Total marketing expenses increased to $250.7 million in 1997 as compared to $191.5 million in 1996. Expressed as a percentage of net sales, total marketing expenses increased to 20.5% in 1997 from 20.3% in 1996. The increase was primarily attributable to trade promotion expenses associated with securing retail shelf space for line extensions of existing products and new products ($14.2 million), as well as the inclusion of the newly acquired companies in 1997, primarily Bumble Bee Seafood ($36.3 million), which has higher trade promotion expenses as a percentage of net sales than the Company's other products, and Productos Del Monte ($3.0 million).

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $216.9 million in 1997 as compared to $153.2 million in 1996. Other operating expenses in 1997 included a non-cash stock option compensation expense charge of $46.4 million, net of $18.4 million of related tax benefit, or $0.42 per share on a diluted basis. Excluding this non-cash charge, selling, general and administrative expenses as a percentage of net sales declined to 14.0% in 1997 from 16.3% in 1996, primarily reflecting management's cost reduction initiatives.

     The non-cash stock option compensation charge aggregating $46.4 million included $44.8 million relating to indexed stock options granted to senior management and other employees. In addition, the Company has recorded $4.3 million related to unearned stock option compensation which will be amortized as the related options vest. The Company expects to record additional non-cash stock option compensation charges relating to these options in the years ending December 31, 1998, 1999 and 2000 estimated to be approximately $1.6 million, $1.6 million and $1.1 million, respectively.

     Interest Expense. Interest expense for 1997 was $104.9 million. This amount represents $42.0 million of interest and commitment fees on the Senior Subordinated Notes, interest and commitment fees of $56.6 million on the Senior Bank Facilities, $1.6 million of interest expense on the Company's $40.0 million outstanding Revolving credit facility balance and $4.7 million of amortization of deferred financing costs. The weighted average interest rate for the Senior Bank Facilities for 1997, which includes the Revolving Facility, was 8.16%.

     Interest expense for 1996 was $17.1 million, reflecting interest on indebtedness incurred in connection with the IHF Acquisition completed in November 1996.

     Provision for Income Taxes. Income taxes decreased to $15.8 million in 1997 from $53.3 million in 1996 due to lower income before taxes. The effective tax rate increased to 39.7% in 1997 from 39.1% in 1996 due to the impact of state and local taxes. The Company anticipates sufficient future income to realize deferred tax assets recorded at December 31, 1997. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expense in the period of such determination.

     Extraordinary Item. The Company recognized an extraordinary after-tax charge of $4.3 million, or $0.06 per share on a diluted basis (net of $2.9 million of related tax benefit) associated with the write-off of unamortized deferred financing costs in connection with a Senior Bank Facilities amendment.

     Net Income. For the year ended December 31, 1997, net income decreased by $63.3 million versus 1996, primarily reflecting the factors discussed above.

     Basic earnings per share were $0.31 and $1.34 for 1997 and 1996, respectively, and diluted earnings per share were $0.30 and $1.34 for 1997 and 1996, respectively.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net sales and profitability in 1995 were affected by a marketing strategy that relied heavily on trade promotions and sales discounting. In the fourth quarter of 1994, the Company offered significant trade incentives to its customers that resulted in forward buying in advance of consumer purchases. This forward buying created increased customer inventories. In 1995, the Company's net sales were significantly reduced as retailers sold such excess inventory.

     Net Sales. The Company's net sales were $942.8 million in 1996, as compared to $818.9 million in 1995, an increase of $123.9 million. In 1995, net sales were depressed, particularly in the first quarter, as retailers sold the excess inventory of the Company's products that they held at the end of 1994. The sales weakness in 1995 was compounded by the effects of an industry wide reduction in inventory levels by the supermarket trade. In contrast, during 1996, the Company's customers did not have excess inventory of the Company's products and the general inventory reductions pursued by the retail trade in 1996 were not as significant as those pursued in 1995. As a result, during 1996 the Company's net sales to the retail trade more closely matched the retail trade's actual sales to consumers. The Company's net sales in 1996 also benefited from management's emphasis on improving merchandising and building brand awareness through increased media advertising. Management believes that these efforts increased sales across most of the Company's major product lines. Additionally, $7.4 million of the increase in net sales was due to the inclusion of Heritage sales after the November 1, 1996 acquisition.

     Cost of Goods Sold. Cost of goods sold was $444.9 million in 1996 as compared to $398.2 million in 1995, an increase of $46.7 million or 11.7%. Expressed as a percentage of net sales, cost of goods sold decreased to 47.2% in 1996 from 48.6% in 1995. The decrease in cost of goods sold as a percentage of net sales was primarily attributable to a higher absorption of overhead charges as a result of higher production volumes.

     Total Marketing Expenses. Total marketing expenses were $191.5 million in 1996 as compared to $186.4 million in 1995, an increase of $5.1 million or 2.7%. Expressed as a percentage of net sales, total marketing expense declined to 20.2% in 1996 from 22.8% in 1995 primarily as a result of a reduction in consumer and trade promotion spending as a percentage of net sales. The Company's total marketing expenses, excluding media advertising, declined to 14.1% of net sales in 1996 from 17.6% of net sales in 1995 as a result of a reduction in coupon promotions and improved management of trade promotion spending. Media advertising during 1996 increased by approximately 38.2% to $58.6 million, or 6.2% of net sales, from $42.4 million, or 5.2% of net sales during 1995 as a result of management's renewed emphasis on consumer advertising to build brand equity and consumer loyalty.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $153.2 million in 1996 as compared to $165.7 million in 1995, a decrease of $12.5 million or 7.5%. Expressed as a percentage of net sales, selling, general and administrative expenses declined to 16.3% of net sales in 1996 from 20.2% in 1995. Included in the 1996 selling, general and administrative expenses was a one-time charge for restructuring and other charges of $4.3 million. Exclusive of this charge, selling, general and administrative expenses decreased in 1996 by $16.8 million or 10.1% and were 15.8% of net sales. This decrease was principally due to (i) a reduction in the commission percentage paid to brokers, (ii) improved efficiencies in logistics and distribution, and (iii) administrative headcount reductions.

     Interest Expense. Interest expense for the year ended December 31, 1996 was $17.1 million, reflecting interest on indebtedness incurred in connection with the IHF Acquisition completed in November 1996. There was no interest expense in 1995.

     Provision for Income Taxes. For the year ended December 31, 1996, income taxes increased $23.9 million over the comparable period due to higher income before taxes. The effective tax rate decreased from 42.9% in 1995 to 39.1% in 1996 primarily due to nondeductible intangible amortization in the 1995 period. The Company anticipates sufficient future taxable income to realize deferred tax assets recorded at December 31, 1996. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expense in the period of such determination.

     Net Income. For the year ended December 31, 1996, net income increased by $43.8 million versus the comparable 1995 period. The increase was primarily due to an increase in income from operations.

LIQUIDITY AND CAPITAL RESOURCES

     For the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1998, the Company generated $145.5 million, $146.0 million, $71.9 million and $73.6 million of cash flows from operating activities, respectively. The decrease in 1997 from 1996 is primarily attributable to a full year of interest expense subsequent to the IHF Acquisition in November 1996. In December 1997, the Company made a $10.2 million balloon royalty payment under a licensing agreement related to the Company's cereal products business.

     Capital expenditures were $24.2 million, $11.9 million, $13.6 million and $17.6 million for the years ended December 31, 1995, 1996 and 1997 and the six month period ended June 30, 1998, respectively. Capital expenditures are estimated to be approximately $25.0 million in 1998. Cash used for investing activities was $24.2 million, $41.0 million, $253.8 million and $162.8 million for the years ended December 31, 1995, 1996 and 1997 and the six month period ended June 30, 1998, respectively. The increase in 1997 from 1996 was due to the acquisition of substantially all of the assets of Bumble Bee Seafood, Creative Products and Orleans Seafood for approximately $163 million, $52 million and $26.9 million, respectively (less cash acquired of $1.8 million). In the six months ended June 30, 1998, the Company acquired substantially all of the assets of Puritan and the stock of Grist Mill for approximately $39.0 million and $112.4 million, respectively.

     Cash provided by financing activities for the year ended December 31, 1997 and the six months ended June 30, 1998 was $149.4 million and $100.2 million, respectively, compared to cash used in financing activities for the years ended December 31, 1995 and 1996 of $121.6 million and $59.1 million, respectively. In 1997, the Company borrowed $650.0 million and repaid $750.0 million under the terms of its Senior Bank Facilities. The Company borrowed $141.0 million and repaid $101.0 million under the terms of its Revolving Facility in 1997. In addition, the company received $224.9 million from its issuance of Common Stock, net of issuance costs. In the six months ended June 30, 1998 the Company borrowed $183.0 million and repaid $181.0 million under the terms of its Revolving Facility. The Company borrowed $110.0 million in term loans under its Senior Bank Facilities in the six months ended June 30, 1998 and repaid $13.7 million under the term loans. The net additional borrowings were used to fund the acquisitions of Puritan and Grist Mill.

     In connection with the IHF Acquisition, the Company entered into the Senior Bank Facilities and issued the Senior Subordinated Notes. Since the IHF Acquisition, the Company has amended the Senior Bank Facilities, which currently consist of a $200.0 million revolving credit facility, a $516.5 million Tranche A term loan, a $149.8 million Tranche B term loan and a $30.0 million Canadian revolving credit facility. Based on borrowings outstanding at June 30, 1998, the Company expects cash payments for debt service in 1998 to be approximately $164.6 million, comprising approximately $92.0 million for interest payments on the Senior Bank Facilities, $41.5 million for interest payments on the Senior Subordinated Notes and $31.1 million for scheduled repayments of principal under the Senior Bank Facilities. Based on amounts outstanding as of June 30, 1998, the Company will be required to make additional scheduled repayments of principal under the Senior Bank Facilities of $51.2 million in 1999 and $72.8 million in 2000.

     To repay indebtedness under the Revolving Facility, the Company expects to amend and restate the Senior Bank Facilities to include an additional Tranche B-1 Senior Secured Term Loan Facility (as defined), maturing on September 30, 2006, providing for term loans to the Company in a principal amount of $100.0 million. The Company expects to finance the approximately $126.0 million purchase price of the Libby's Acquisition with borrowings under the Senior Credit Facilities.

     The Company also has outstanding $400.0 million of 10 3/8% Senior Subordinated Notes due 2006, without any scheduled repayments of principal prior to maturity, requiring semi-annual interest payments. Both the Senior Bank Facilities and the terms of the Senior Subordinated Notes contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into capital leases, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with affiliates and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities the Company is required to comply with specified minimum interest coverage, maximum indebtedness to EBITDA and minimum fixed charge coverage ratios. See "Description of Indebtedness."

     Since the IHF Acquisition, the Company has utilized significant cash flows from operations and financing activities to implement strategic acquisitions. The Company acquired Heritage in November 1996, the Bumble Bee Business in July 1997, Creative Products in October 1997, Orleans Seafood in November 1997, Puritan in March 1998, and Grist Mill in April 1998 requiring cash outlays of approximately $70.0 million, $160.0 million, $52.0 million, $26.9 million, $39.0 million and $112.4 million, respectively. The acquisition of Heritage was financed through proceeds from the Senior Subordinated Notes and term loan borrowings under the Senior Bank Facilities at the time of the IHF Acquisition. The acquisition of the Bumble Bee Business was financed through term loan borrowings under the Senior Bank Facilities and cash on hand. The acquisition of Creative Products was financed through borrowings under the revolving credit facility. The Company acquired Productos Del Monte in October 1997 for 3,127,415 shares of Common Stock. The acquisitions of Orleans Seafoods, Puritan, and Grist Mill were, and the acquisition of Libby's is expected to be, funded through borrowings under the Senior Bank Facilities.

     The Company believes that cash generated from operations and borrowings under the Senior Bank Facilities will be sufficient to satisfy working capital requirements and required capital expenditures. Further expansion of the business through acquisitions may require the Company to incur additional indebtedness or issue equity securities. There can be no assurance that additional debt or equity will be available to the Company, or if available will be on terms acceptable to the Company.

     The Company currently does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives. In accordance with the Senior Bank Facilities, the Company is required to enter into interest rate protection agreements to the extent necessary to provide that, when combined with the Senior Subordinated Notes, at least 50% of the Company's aggregate indebtedness is subject to either a fixed interest rate or interest rate protection agreement through December 1998. To comply with required interest rate protection provisions, the Company entered into an interest rate collar transaction that expires in December 1998. The notional amount of the collar is $135.0 million with the cap set at 8.0% and the floor set at 5.25%.

READINESS FOR YEAR 2000

     The Company has taken actions to understand the nature and extent of the work required to make its systems, products and infrastructure Year 2000 compliant and to assess the risk of noncompliance. The assessment of business systems risks is substantially complete, with Year 2000 compliance for critical business systems targeted for completion by December 31, 1998. Total projected costs are anticipated to not exceed $0.2 million. The assessment of physical and manufacturing process control systems along with recommendations to insure compliance is targeted for completion by November 30, 1998. Cost estimates for physical and manufacturing process control systems are not yet finalized, but are not expected to be material. Management anticipates critical manufacturing process control systems compliance by January 31, 1999. In addition, the

Company is surveying its business partners and original equipment manufacturers to understand their Year 2000 compliance efforts.

RECENT PRONOUNCEMENTS

     In June 1997, SFAS 130, "Reporting Comprehensive Income," was issued to establish standards for reporting and displaying of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires disclosure of the components of comprehensive income including, among other things, foreign currency translation adjustments, minimum pension liability items and unrealized gains and losses on certain investments in debt and equity securities. The Company adopted the provisions of this statement in the first quarter of 1998.

     In June 1997, SFAS 131 "Disclosures About Segments of an Enterprise and Related Information," was issued to establish standards for public business enterprises reporting information regarding operating segments in annual and interim financial statements issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. Historically, the Company reported one business segment which manufactures and markets a diversified portfolio of shelf-stable food products. The Company is currently evaluating the reporting requirements of SFAS 131 and the impact on its existing reporting.

     In February 1998, SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued to standardize employers' disclosures about pension and other postretirement benefit plans. This Statement is effective for fiscal years beginning after December 15, 1997.

     On March 4, 1998 Statement of Position (SOP) No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," was issued. The SOP was issued to address diversity in practice regarding whether and under what conditions the costs of internal-use software should be capitalized. SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. The Company does not expect future adoption of this Statement in 1999 to have a material effect on reported results.

     In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", was issued to establish standards for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. This statement requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. This statement is effective for fiscal years beginning after June 15, 1999. Based on existing derivatives and hedging activities of the Company, future adoption of the requirements of SFAS 133 is not expected to have a material effect on the Company's financial results.

                                    BUSINESS

OVERVIEW

     The Company is a leading North American manufacturer and marketer of a diversified, well-established portfolio of shelf-stable food products with popular brand names, including Chef Boyardee prepared foods, Bumble Bee and Orleans premium canned seafood, PAM cooking spray, Crunch 'n Munch glazed popcorn and pretzels and Gulden's mustard. In the United States, 13 of the Company's 15 principal branded product lines command the number one position in their defined markets. For the fiscal year ended December 31, 1997, these 13 branded product lines accounted for $902.5 million or 54.4% of the Company's aggregate net sales. Many of the Company's brands also command leading market positions in Canada, Mexico and Puerto Rico. The Company's portfolio of leading brands provides the Company with a strong presence in the United States as well as an attractive platform for continued international expansion. The Company's brand name business is complemented by growing food service and private label businesses, which have been augmented by the acquisitions of Creative Products and Grist Mill in October 1997 and April 1998, respectively, and sales to the U.S. military.

     In November 1996, the Company was the subject of a leveraged recapitalization pursuant to which affiliates of Hicks Muse and C. Dean Metropoulos, the Company's Chairman and Chief Executive Officer, acquired control of the Company from American Home Products, the parent of one of the Selling Stockholders. Under Mr. Metropoulos' direction, the Company has implemented a strategy to increase sales and profits by (i) growing sales of existing brands, (ii) expanding distribution into alternative markets, (iii) completing strategic acquisitions and (iv) achieving cost savings. In November 1997, the Company completed an initial public offering of its Common Stock for proceeds to the Company of approximately $224.9 million (net of issuance costs). The Company's net sales for the fiscal year ended December 31, 1997 were $1,222.4 million and operating income, before giving effect to a non-cash stock option compensation charge of $46.4 million, was $190.0 million. For the six month period ended June 30, 1998, the Company's net sales were $790.9 million, and the Company's operating profit was $113.1 million.

     In the United States, the Company groups its brands into five general categories consisting of Chef Boyardee branded products, Bumble Bee branded products, specialty brands, southwestern cuisine and snack foods. The Company's two largest brands, the nationally distributed families of Chef Boyardee prepared foods and Bumble Bee premium canned seafoods, represented 24.4% and 22.5%, respectively, of the Company's aggregate net sales in 1997. Chef Boyardee is one of the nation's most widely recognized brands and is found in over half of American homes with children. Bumble Bee is one of the leading brands of premium canned seafood in the U.S. and is the leading brand of canned white meat tuna and salmon in the U.S. In November 1997, the Bumble Bee product family was enhanced by the Company's acquisition of Orleans Seafood, the leading marketer of canned shrimp and crabmeat in the U.S. The Company's strong Chef Boyardee and Bumble Bee brands are complemented by its specialty brands, including PAM cooking spray, Polaner fruit spreads and spices, and Gulden's mustard. In the growing market for southwestern cuisine, the Company's products include Ro*Tel canned tomatoes with green chilies and strong regional brands such as Ranch Style and Luck's canned beans and Dennison's chili. In the snack foods category, the Company's brands include Crunch 'n Munch glazed popcorn and pretzels, Campfire marshmallows and marshmallow crisp rice bars and Jiffy Pop unpopped popcorn. The Company, through its Productos Del Monte subsidiary, is also a leading processor and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. In Canada, the Company is also a leading producer of canned pasta, cooking spray, and stews and meatballs.

     The Company's recognizable portfolio of leading brands provides a critical mass of brand name sales that (i) allows the Company to realize synergies in manufacturing, marketing, distribution and raw material sourcing, (ii) creates a position of strength with retailers that is critical in maintaining and securing valuable retail shelf space for its products and (iii) provides a strong platform for introducing product line extensions and new products. The following table sets forth market positions and market shares of the Company's principal product lines, along with certain competitors' market share information.

                   MARKET POSITION OF PRINCIPAL PRODUCT LINES

                                                                                   MARKET SHARE             NUMBER TWO
                                                                          ------------------------------   COMPETITOR'S
           PRODUCT LINE                       CATEGORY/SEGMENT                 POSITION       PERCENTAGE    PERCENTAGE
           ------------                       ----------------            ------------------  ----------   ------------
UNITED STATES:
  CHEF BOYARDEE BRANDED PRODUCTS
    Chef Boyardee..................  Canned Pasta.......................          #1              56%           37%
    Chef Boyardee..................  Pizza Mixes........................          #1              69%           14%
  BUMBLE BEE BRANDED PRODUCTS
    Bumble Bee.....................  Canned White Meat Tuna.............          #1              41%           33%
    Bumble Bee.....................  Canned Light Meat Tuna.............          #3              15%           NA
    Bumble Bee.....................  Canned Salmon......................          #1              21%            8%
    Orleans........................  Canned Shrimp......................          #1              38%           17%
  SPECIALTY BRANDS
    PAM............................  Cooking Spray......................          #1              50%           13%
    Polaner........................  Fruit-Juice-Sweetened Spreads......          #1              45%           36%
    Gulden's.......................  Brown Mustard......................          #1              49%           24%
  SOUTHWESTERN CUISINE
    Ro*Tel.........................  Canned Tomatoes with Green
                                     Chilies............................          #1              77%            1%
    Ranch Style....................  Canned Beans(1)....................  #1 in Southwest(2)      27%           14%
    Luck's.........................  Canned Beans(1)....................  #1 in Southeast(2)      32%           26%
    Dennison's.....................  Canned Chili.......................    #1 in West(2)         26%           26%
  SNACK FOODS
    Crunch 'n Munch................  Glazed Popcorn.....................          #1              40%           33%
    Campfire.......................  Marshmallows.......................          #2               9%           NA
MEXICO:
    Productos Del Monte............  Catsup.............................          #1              45%           32%
CANADA:
    Chef Boyardee..................  Canned Pasta.......................          #1              58%           36%
    PAM............................  Cooking Spray......................          #1              58%            5%
    Puritan........................  Stews and Meatballs................          #1              55%           39%

------------------------------

(1) The canned beans category includes both the pork and beans and miscellaneous beans categories. In their respective regions, Ranch Style leads both categories with a total market share of 27%, and Luck's leads the miscellaneous beans category with a market share of 32%.

(2) The Company defines (i) the Southwest region to include Nielsen reported information for Texas, Oklahoma, New Mexico, Louisiana, Colorado and Arizona, (ii) the Southeast region to include Nielsen reported information for Georgia, Alabama, North Carolina, South Carolina, Kentucky, Tennessee, Virginia and West Virginia and (iii) the West region to include Nielsen reported information for Nevada, California, Oregon, Arizona and Washington.

BUSINESS STRATEGY

     The Company's objectives are to increase sales and earnings by (i) growing sales of existing brands through expansion of the Company's product offerings and refocused marketing efforts, (ii) expanding distribution in food service, private label and international markets, (iii) completing strategic acquisitions and (iv) continuing to achieve cost savings.

     - Leverage Leading Brands. The Company intends to expand its product offerings by leveraging its existing portfolio of leading brands. Management believes that (i) Chef Boyardee and Bumble Bee brands can serve as a strong platform to expand the Company's product line into other quick-meal products, (ii) Dennison's, Ranch Style, Luck's and Ro*Tel can be utilized to develop a broader southwestern cuisine business and (iii) Crunch 'n Munch, Campfire and Jiffy Pop can be the cornerstone of a diversified snack foods business. In addition, management has formulated a number of new products in its existing product lines to capitalize on the growing trends toward healthy and convenient foods. In the last 12 months, the Company has introduced 20 new products under its existing brand names including a line of Luck's baked beans in four flavors and Ranch Style baked beans in two flavors, a line of four Luck's fat-free beans, garlic and lemon flavor PAM, Gulden's honey mustard and Crunch 'n Munch toffee pretzels.

     - Refocus Marketing Efforts. To revitalize its established brand names, the Company has refocused its marketing and packaging efforts. Specifically, the Company has (i) changed its marketing and promotional campaigns to more effectively address its target markets, (ii) increased advertising expenditures to enhance brand equity and (iii) introduced new packaging for a majority of its products. Since 1995, the Company has refocused its marketing efforts for many of its principal brands by emphasizing consumer advertising and performance-based trade promotions. The Company has introduced several new television advertising campaigns, such as those promoting Chef Boyardee as an ideal "fourth meal" to be served after school and PAM cooking spray as a flavorful, healthy alternative to cooking oils, butter and margarine. In addition, the Company has begun television advertising for its Ranch Style and Luck's brands. The Company has also redesigned the packaging of a majority of its products to emphasize the brand name, contemporize the presentation and make the products visually more appealing to consumers.

     - Expand into Food Service, Private Label and International
       Markets. Management believes that the food service and private label businesses, which together represent 16.2% of the Company's aggregate 1997 net sales, offer significant growth opportunities. Management believes that it can further develop these businesses by utilizing the Company's established sales and distribution capabilities and excess plant capacity. As part of this strategy, the Company acquired Creative Products, the leading manufacturer of cooking spray sold to private label and food service customers in the U.S., and Grist Mill, a leading manufacturer of private label cereal and fruit snack products. Management believes that the additional product offerings by Grist Mill and the dedicated private label and food service sales force of Creative Products can help the Company increase sales of many of its other products in these markets. In addition, management believes that Grist Mill's manufacturing facility can be used to produce other cereal bar products and can serve as a foundation to consolidate other private label producers of similar products. Management believes that attractive opportunities exist to expand the Company's sales in international markets with growing economies and attractive demographics. The Company recently acquired Puritan, the largest processor and marketer of canned stews and meatballs in Canada, and in October 1997 the Company acquired Productos Del Monte, a leading producer and distributor of branded catsup, canned vegetables and bottled salsa in Mexico. The Company has successfully begun to leverage the infrastructure of Productos Del Monte as a platform to expand the Company's southwestern cuisine and cooking spray.

     - Complete Strategic Acquisitions. The Company will continue to pursue opportunities to make acquisitions that complement and expand its core businesses or that enable the Company to enter new markets. Since the IHF Acquisition, the Company has more aggressively pursued acquisitions and has acquired (i) Heritage, the manufacturer of Campfire branded products,
       (ii) the Bumble Bee Seafoods, (iii) Productos Del Monte, (iv) Creative Products, (v) Orleans Seafood, (vi) Puritan and (vii) Grist Mill. In addition, the Company has entered into an agreement to acquire the Libby's brand of retail and international canned meat products from Nestle USA, Inc. Management believes that additional strategic acquisition opportunities exist and that incremental revenue and earnings can be generated by leveraging the Company's production, distribution, sales and administrative capabilities. In addition, an important element of management's evaluation of a strategic acquisition is the potential savings attainable through rationalization of the target company's cost structure.

     - Continue to Achieve Cost Savings. Since the IHF Acquisition, the Company has achieved annualized net cost savings in excess of $25 million from both its core business operations (which excludes those businesses acquired since the IHF Acquisition) and the operations of businesses acquired through (i) reducing overhead and duplicative administrative, sales and other personnel, (ii) streamlining production, distribution, research and administrative functions and (iii) savings in packaging and brokerage expense. Management's cost cutting efforts have helped the Company increase the gross margins of its core business products from 54% in the second quarter of 1997 to 57% in the second quarter of 1998. Management expects to be able to achieve further cost savings by continuing these initiatives.

COMPETITIVE STRENGTHS

     Management believes that the Company has the following competitive strengths that will enable it to execute its business strategy effectively.

     - Well-Positioned Products in Growing Markets. The Company's diversified portfolio of branded products is well-positioned to meet the growing demand for convenient and healthy foods. Many of the Company's products, such as Chef Boyardee canned pasta and Bumble Bee canned seafood, are quick and easy to prepare and are nutritionally sound. As such, management believes these products are particularly appealing to families with children. Many of the Company's other brands also benefit from the trend toward healthier eating, including PAM, Polaner, Ro*Tel and Ranch Style. The Company has introduced several new products that capitalize on the trend toward fat-free foods such as Chef Boyardee 99% Fat-Free, Crunch 'n Munch Fat-Free and Luck's Fat-Free Beans. In addition, the Company's strong southwestern cuisine products provide a platform to capitalize on the cuisine's growing national popularity. Through the acquisition of Productos Del Monte, the Company has established a presence in the growing Mexico market for processed food products. Moreover, the Company's line of private label products produced by Creative Products and Grist Mill addresses the rapidly growing private label markets for cooking spray, cereal bars and ready-to-eat cereal.

     - Well-Developed Infrastructure with Capacity for Growth. The Company's manufacturing plants and distribution network have significant excess capacity that can be utilized to support the (i) growth of the Company's existing branded and nonbranded businesses, (ii) introduction of new products and entry into new markets and (iii) integration of strategic acquisitions. In addition, the Company has completed the process of consolidating Puritan's operations into the Company's manufacturing facility in Niagara Falls, Canada. Management also plans to consolidate its Utah facility into Grist Mill's Minnesota facility. The Company's principal manufacturing facilities in Milton, Pennsylvania and Vacaville, California are operating at approximately 53% and 24% of their respective capacities (based on a five-day, two-shift work schedule). The Company has a comprehensive U.S. sales force and distribution network which management believes has the capacity to support substantial increases in volume. Management believes this sales and distribution network enables the Company to meet or exceed customer service requirements by delivering 75% of its sales volume to customers within 24 hours and 99% within 48 hours.

     - Strong Management. The Company's senior management team is comprised of food and consumer product industry veterans led by C. Dean Metropoulos, the Company's Chairman and CEO, and John Bess, the Company's President and COO. Mr. Metropoulos has been CEO of several other food companies, including Morningstar and Stella. During Mr. Metropoulos' tenure at Morningstar and Stella, he implemented successful sales growth and cost reduction strategies which dramatically increased sales and earnings at both companies. Many of these strategies are similar to those that are being implemented by the Company. Mr. Bess has extensive experience in growing established brand names by implementing aggressive consumer based marketing programs. Mr. Bess has 21 years of management and consumer marketing experience at Procter & Gamble, most recently serving as Vice President and Managing Director of Worldwide Strategic Planning for Procter & Gamble's global hair care business. In addition, the Company's seven general managers overseeing brand performance have an average of approximately 20 years of experience in the food industry.

     - Strong Cash Flow. Management believes that the Company's strong cash flow from operations provides financial resources necessary to fund the Company's internal growth strategy. Management believes that its strong cash flow from operations result from the Company's leading market position in high margin food categories as well as the cost efficiencies gained from significant historical investment in the Company's manufacturing and distribution network. The Company's strong financial performance and its relatively low capital expenditure requirements are expected to generate significant cash flow to fund the Company's internal growth strategy.

INDUSTRY

     The U.S. food industry is characterized by relatively stable growth based on modest price and population increases. Over the last ten years, the industry has experienced consolidation as competitors have shed non-core business lines and made strategic acquisitions to complement category positions, maximize economies of scale in raw material sourcing and production and expand retail distribution. The importance of sustaining strong relationships with retailers has become a critical success factor for food companies and is driving many initiatives such as category management. Food companies with category leadership positions and strong retail relationships have increasingly benefited from these initiatives as a way to maintain shelf space and maximize distribution efficiencies.

     Consumer demand for food products in the United States is being strongly influenced by the growth of the "baby boomer" population. The changing lifestyles and needs of these individuals -- now between the ages of 31 and 50 -- have driven the introduction of nutritious foods that are convenient to prepare and provide quick family meal alternatives. The primary target market for convenience foods includes baby boomer parents and approximately 39 million children between the ages of 5 and 14.

     In addition to the U.S. market, certain international markets with above-average population growth and expanding economies offer substantial growth potential for the industry, especially for companies with existing international sales of popular U.S. brands. Moreover, the food service and private label markets provide alternative opportunities for growth by branded food companies.

PRODUCTS AND MARKETS

     In the United States, the Company manufactures and markets popular branded food products that are leaders within their respective markets. The Company's domestic branded food business is complemented by a strong presence in Canada, Mexico and Puerto Rico, growing food service and private label businesses and sales to the U.S. military.

     In the United States, the Company groups its brands into five general categories consisting of Chef Boyardee branded products, Bumble Bee branded products, specialty brands, southwestern cuisine and snack foods. The following table sets forth aggregate net sales and related information for each of these five general categories and the Company's other markets for the periods indicated.(1)

                                               YEAR ENDED DECEMBER 31,                   SIX MONTHS ENDED JUNE 30,
                                   ------------------------------------------------   -------------------------------
                                        1995             1996             1997             1997             1998
                                   --------------   --------------   --------------   --------------   --------------
                                            % OF             % OF             % OF             % OF             % OF
                                             NET              NET              NET              NET              NET
                                   AMOUNT   SALES   AMOUNT   SALES   AMOUNT   SALES   AMOUNT   SALES   AMOUNT   SALES
CHEF BOYARDEE....................  $ 354     23.2%  $ 400     23.9%  $ 405     24.4%   $200     24.6%   $202     24.4%
BUMBLE BEE BRANDED PRODUCTS
  Bumble Bee.....................    404     26.5%    406     24.2%    374     22.5%    184     22.5%    205     24.8%
  Orleans........................     25      1.6%     26      1.6%     29      1.8%     12      1.5%     11      1.3%
                                   ------   -----   ------   -----   ------   -----    ----    -----    ----    -----
        Total Bumble Bee
          Branded................    429     28.1%    432     25.8%    403     24.3%    196     24.0%    216     26.1%
SPECIALTY BRANDS
  PAM............................     67      4.4%     85      5.1%     82      4.9%     37      4.6%     41      4.9%
  Polaner........................     60      3.9%     61      3.6%     52      3.2%     27      3.3%     22      2.7%
  Gulden's.......................     17      1.1%     17      1.0%     17      1.0%     10      1.2%     10      1.2%
  All Other(2)...................      4      0.3%      4      0.3%      4      0.2%      2      0.2%      2      0.2%
                                   ------   -----   ------   -----   ------   -----    ----    -----    ----    -----
        Total Specialty..........    148      9.7%    167     10.0%    155      9.3%     76      9.3%     75      9.0%
SOUTHWESTERN CUISINE
  Ranch Style....................     41      2.7%     44      2.6%     46      2.8%     25      3.0%     24      2.9%
  Ro*Tel.........................     19      1.2%     26      1.6%     30      1.8%     12      1.5%     13      1.6%
  Luck's.........................     27      1.8%     29      1.7%     29      1.7%     13      1.6%     13      1.5%
  Dennison's.....................     19      1.2%     22      1.3%     23      1.4%     12      1.5%     10      1.2%
                                   ------   -----   ------   -----   ------   -----    ----    -----    ----    -----
        Total Southwestern.......    106      6.9%    121      7.2%    128      7.7%     62      7.6%     60      7.2%
SNACK FOODS
  Crunch 'n Munch................     40      2.6%     49      2.9%     53      3.2%     29      3.6%     22      2.7%
  Campfire(3)....................     53      3.5%     55      3.3%     34      2.0%     17      2.1%     10      1.2%
  Jiffy Pop......................      5      0.3%      5      0.3%      6      0.4%      2      0.2%      3      0.3%
                                   ------   -----   ------   -----   ------   -----    ----    -----    ----    -----
        Total Snack..............     98      6.4%    109      6.5%     93      5.6%     48      5.9%     35      4.2%
OTHER MARKETS
  Food Service and Private
    Label........................    205     13.4%    246     14.7%    269     16.2%    134     16.4%    139     16.8%
  Canada.........................     89      5.8%     85      5.1%     91      5.5%     44      5.4%     45      5.4%
  Mexico, Puerto Rico and
    International................     79      5.2%     94      5.6%     94      5.7%     44      5.4%     46      5.6%
  Military.......................     20      1.3%     21      1.2%     22      1.3%     11      1.4%     11      1.3%
                                   ------   -----   ------   -----   ------   -----    ----    -----    ----    -----
        Total Other Markets......    393     25.7%    446     26.6%    476     28.7%    233     28.6%    241     29.1%
                                   ------   -----   ------   -----   ------   -----    ----    -----    ----    -----
        Aggregate Net Sales......  $1,528   100.0%  $1,675   100.0%  $1,660   100.0%   $815    100.0%   $829    100.0%
                                   ======   =====   ======   =====   ======   =====    ====    =====    ====    =====

------------------------------

(1) Aggregate net sales include sales of the Company as well as sales of Heritage, the Bumble Bee Seafoods, Productos Del Monte, Creative Products, Orleans Seafood, Puritan Foods and Grist Mill for each of the periods shown.

(2) Includes Wheatena, Maypo and Maltex hot cereals and G. Washington's dry seasonings and broths.

(3) For the years ended 1995 and 1996 Campfireaggregate net sales include private label sales of marshmallows and marshmallow rice crisp bars. These private label sales for 1997 and forward are included in Other
    Markets -- Food Service and Private Label.

CHEF BOYARDEE (24.4% OF 1997 AGGREGATE NET SALES)

     Created by Hector Boiardi in 1929 and acquired by the Company in 1946, Chef Boyardee is one of the nation's most recognizable brand names. The Chef Boyardee product line consists of canned pasta, microwave pasta, pizza kits, dry dinners and spaghetti sauces. Chef Boyardee products are found in over half of all American homes with children. Management believes that Chef Boyardee products appeal to families with children because they are generally convenient, nutritionally sound and inexpensive relative to other quick meal and snacking alternatives. Canned pasta is purchased most frequently by women with children between the ages of 3 and 12.

     Chef Boyardee has consistently held the number one share in the $527 million canned pasta market. The Company separates the canned pasta category into two segments: "All Family" and "Kids." The "All Family" segment represents canned pasta products primarily consumed by children over the age of six as well as adults. The "Kids" segment represents canned pasta products typically in the shapes of popular cartoon and comic book characters that are primarily consumed by children age six and under. The Company's "All Family" canned pasta line consists primarily of Beef Ravioli and Mini-Ravioli, in both regular and 99% fat-free product offerings, as well as Spaghetti & Meatballs and Beefaroni, and accounts for approximately 87% of the Company's branded canned pasta sales. The Company's "Kids" canned pasta line features the Chef Jr. line and has been reformulated to appeal to younger children. The Chef Jr. line includes shapes such as ABCs and 123s, dinosaurs, creatures of the sea, micro-ravioli, flying saucers and aliens and licensed characters such as Spiderman and Teenage Mutant Ninja Turtles. The Chef Jr. line accounts for approximately 13% of the Company's branded canned pasta sales.

     As the table below indicates, Chef Boyardee is the leading brand in the canned pasta category with a 56% market share, followed by the Campbell Soup Company's Franco American brand at 37%. The remaining seven percent is primarily private label.

                                                                        MARKET SHARE
                                                                 ---------------------------
                                                                   CHEF      FRANCO
                    SEGMENT                           SIZE       BOYARDEE   AMERICAN   OTHER
                                                    (DOLLARS
                                                  IN MILLIONS)
"All Family"....................................      $325          77%        14%       9%
"Kids"..........................................       202          21%        73%       6%
                                                      ----
          Total Canned Pasta....................      $527          56%        37%       7%
                                                      ====

     As indicated in the table above, Chef Boyardee holds a dominant position in its core "All Family" category while Franco American products have the number one position in the "Kids" category. Management believes that its "All Family" products compete primarily within the broader category of prepared or quick meals.

     Management intends to continue to build Chef Boyardee's brand equity through strong advertising support, performance-based trade spending and packaging that aggressively promote the Chef Boyardee brand name. In addition, management believes that the relatively flat sales of Chef Boyardee products can be enhanced by (i) leveraging the Company's dominant position in the "All Family" category by targeting advertising campaigns toward moms and children ages 9 to 13, the older segment of the brand's traditional consumer base, (ii) encouraging greater use of Chef Boyardee products, particularly as an after school snack, and (iii) promoting value-added line extensions that will further differentiate Chef Boyardee from its competitors, such as the August 1998 introduction of Overstuffed Ravioli.

BUMBLE BEE BRANDS (24.3% OF 1997 AGGREGATE NET SALES)

     The Company's portfolio of seafood brands consists of Bumble Bee and Orleans canned seafood.

     Bumble Bee. Founded in 1899 and acquired by the Company in July 1997, Bumble Bee is one of the leading brands of premium canned seafood products in the U.S. The Bumble Bee product line consists principally of canned white meat tuna, canned light meat tuna and canned salmon. Bumble Bee holds number one shares of the canned white meat tuna market and the canned salmon market and is the third leading brand in the canned light meat tuna market. Similar to the Company's Chef Boyardee product line, management believes that Bumble Bee products appeal to consumers because they are convenient to prepare and more nutritious relative to other quick meal and snacking alternatives.

     The canned tuna market in the U.S. is approximately $1.2 billion and is generally segmented into two main categories, white meat ($470 million) and light meat ($651 million). White meat tuna is processed from albacore tuna and has a superior quality image and premium price compared to light meat tuna (which is processed from skipjack and yellowfin tuna) due to its milder flavor, lighter color and firmer texture. The Company's canned white meat tuna product has significantly higher gross margins than the Company's light meat tuna products.

     As the table below indicates, Bumble Bee is the market leader in the white meat canned tuna segment with a 41% market share, followed by H.J. Heinz Company's Starkist brand and the Chicken of the Sea brand. In the light meat canned tuna segment, Bumble Bee is the third leading brand with a 15% market share. Private label represents 6% and 15% of the canned white meat market and canned light meat tuna market, respectively. In addition to Bumble Bee's leading market positions in canned tuna, Bumble Bee is also the market leader in canned salmon with a 20% market share.

                                                                               MARKET SHARE
                                                               --------------------------------------------
                                                                                         CHICKEN
               SEGMENT                         SIZE            BUMBLE BEE   STARKIST    OF THE SEA    OTHER
                                       (DOLLARS IN MILLIONS)
Canned White Meat Tuna...............          $470                41%         33%          14%        12%
Canned Light Meat Tuna...............          $651                15%         50%          16%        19%

     Orleans. In November 1997 the Company expanded its seafood brands division with the acquisition of Orleans Seafood, the leading marketer of canned shrimp and canned crabmeat in the United States. Orleans markets its products primarily under the Orleans and Harris brand names and has a 38% share of the domestic canned shrimp market and a 22% share of the domestic canned crabmeat market in 1997. Orleans' product line also includes canned mackerel, sardines, kippers, oysters and clams.

SPECIALTY BRANDS (9.3% OF 1997 AGGREGATE NET SALES)

     The Company's portfolio of specialty brands consists primarily of PAM, Polaner and Gulden's, each of which commands leading national positions in its defined markets. These brands have broad consumer recognition that has been developed through strong marketing and advertising support.

     PAM. The Company's PAM products include Original, Butter and Olive Oil non-stick cooking sprays. The Company's advertising and marketing strategy for PAM emphasizes that it is the only all-natural cooking spray for healthy, low-fat cooking. As a result of PAM's image and performance, the brand enjoys a loyal customer base and a premium price.

     In grocery outlets, the non-stick cooking spray category has grown at a compound annual rate of approximately 9% from 1993 to 1997. Management believes that this rapid sales growth has been driven by a trend toward healthier eating and cooking. Several well-known chefs and numerous cookbook and magazine recipes have advocated cooking sprays in lieu of fattier oils and spreads. PAM is the market leader in the $162 million non-stick cooking spray category with 50% of the market, while Best Foods' Mazola, Procter & Gamble's Crisco and ConAgra's Wesson have market shares of 13%, 4% and 2%, respectively. Private label accounts for most of the remaining market share with approximately 22%, of which Creative Products produces the majority.

     Management intends to capitalize on PAM's premium image and the trend toward healthier eating by identifying and promoting new usage occasions through print advertising campaigns and on-package and in-store recipe suggestions. In 1998, the Company introduced two new flavors, garlic and lemon, and a barbecue grill spray that is formulated to withstand higher heat.

     Polaner. The Polaner brand is comprised of a broad array of products competing within the general fruit spread (including jams, jellies, preserves and fruit-juice-sweetened spreads) and wet spices markets. The focal point of the Company's Polaner marketing efforts are the "All-Fruit" fruit-juice-sweetened line of spreads. The Company emphasizes Polaner's premium image and quality in order to differentiate the brand from its competitors.

     Fruit spreads are a $670 million category, with the fruit-juice-sweetened segment representing $83 million of the category. The fruit-juice-sweetened segment consists of premium products that contain less refined sugar than other spreads such as jams and preserves. The primary consumers of fruit-juice-sweetened spreads are women over the age of 35 with higher incomes. Since the Polaner brand was acquired by the Company and expanded to national distribution less than three years ago, its market share in the fruit-juice-sweetened segment has increased from 32% in 1993 to 45%, although overall sales in the segment and sales of Polaner have declined. Polaner's nearest competitor in this segment is J.M. Smucker Co.'s Simply Fruit at 36%.

     Gulden's. Gulden's mustard is the leader in the brown mustard segment with a 49% market share, followed by French's Deli Style with a 24% market share. Brown mustard is a $41 million segment of the $271.0 million mustard category. The brown mustard grocery segment grew at a compound annual rate of 8% between 1993 and 1997. The company continued to build its presence within the segment with the introduction of Gulden's zesty honey mustard in July 1998.

     Other Brands. A number of smaller brands complete the Company's national specialty brands portfolio, including Maypo and Wheatena hot cereals and G. Washington's dry seasonings and broths.

SOUTHWESTERN CUISINE (7.7% OF 1997 AGGREGATE NET SALES)

     The Company offers products in the growing southwestern cuisine market on a national basis with tomato-based items and on a regional basis with beans and chili. Canned beans and canned chili are $966 million and $293 million categories, respectively, with the West and Southwest representing approximately 67% of total U.S. canned chili volume. Tomatoes with green chilies is a $39 million category, with the Southwest representing approximately 69% of total U.S. volume.

     The Company's brands in these categories capitalize on the consumer trends toward convenient and healthy, yet flavorful eating. Both the Dennison's and Luck's brands have recently introduced Fat Free versions of their core products. Ro*Tel tomatoes and green chilies are positioned as a convenient way to spice up any meal. Ranch Style combines the health and convenience of canned beans with a secret blend of spices to deliver a unique, authentic western taste. In general, management believes that favorable consumer trends and the expansion potential of these brands will yield above average growth.

     Ranch Style. The Company purchased the brand in 1983. The Ranch Style product line consists of pork 'n beans, baked beans, refried beans, other beans, chili and beef-stew. The brand is marketed primarily in the southwestern United States where it leads the region with a 23% share of the miscellaneous canned bean market and a 40% share of the pork and beans market. With ingredients that are low in fat and high in protein, Ranch Style products are positioned to satisfy the growing trend toward healthy eating. The Company expanded the line offering by introducing two new baked bean items as well as beans with sweet onions. Ranch Style has had a presence in Mexico for over five years and management believes that sales of the brand can be expanded in this market. On a combined basis, Ranch Style leads the canned bean category in the Southwest with a 27% market share.

     Ro*Tel. The Company's Ro*Tel brand, which consists of diced tomatoes with green chilies and whole tomatoes with green chilies, has a 77% market share. The brand is known as a zesty, robust and flavorful tomato ingredient used primarily in combination with processed cheese as a dip for tortilla chips. The Company's marketing strategy for Ro*Tel has primarily consisted of print advertising campaigns and on-package recipes which feature Ro*Tel as the secret ingredient that can be used to enhance traditional dishes. The Company introduced four product extensions, "mild," "extra hot," Mexican Fiesta and Italian Harvest.

     Luck's. Luck's is the leader in the $65 million miscellaneous bean market in the Southeast with a 32% market share. The Luck's product family primarily includes bean products known for their traditional southern-style flavor. In March 1998, the Company introduced four flavors of baked beans under the Luck's brand.

     Dennison's. The Company's Dennison's product line was originated in San Francisco as a family recipe by Mrs. May Belle Dennison in 1915 and was purchased by the Company in 1954. Dennison's marketing area consists primarily of the state of California, where it has a 30.9% share of the region's $45 million canned chili market. Today's product line is vastly expanded and consists of various varieties of Chili, including Chili con Carne with and without beans, Hot Chili and Chunky Chili. Over the last two years, the Company has also introduced Fat-Free Beef Chili, Turkey Chili and Vegetarian Chili, all designed to appeal to the health conscious California consumer. In 1998, Dennison's introduced Dennison's Mild Green Chilies Chili con Carne. The Company has recently launched in-store and radio campaigns specifically targeted at specific consumer groups in California.

SNACK FOODS (5.6% OF 1997 AGGREGATE NET SALES)

     In the snack food category, the Company's brands include Crunch 'n Munch glazed popcorn and pretzels, Campfire marshmallows and marshmallow crisp rice bars and Jiffy Pop unpopped popcorn.

     Crunch 'n Munch. Crunch 'n Munch, a combination of popcorn and fresh dry roasted peanuts coated with a butter toffee glaze, is offered in four flavors (Buttery Toffee, Caramel, Almond Supreme and Fat Free Buttery Toffee). Crunch 'n Munch is marketed as a snack to satisfy the salty and sweet cravings of consumers. The Company believes that the brand's new contemporary package design, which emphasizes the Crunch 'n Munch brand name, and its new fat-free product, as well as further product line extensions such as the recently introduced Crunch 'n Munch Toffee Glazed Pretzels, will allow it to increase its consumer base. Moreover, management believes that the brand can achieve significantly higher levels of sales with increased marketing support and new product development.

     Glazed popcorn is a $64 million category. Glazed popcorn products are purchased by consumers of all ages. Younger households are more likely to purchase Borden, Inc.'s Cracker Jack brand due to its appeal to kids, while older households are more likely to purchase Crunch 'n Munch due to its appeal to adults. Crunch 'n Munch commands a 40% market share, followed by Cracker Jack at 33%. No other competitor accounts for more than 10% of the market.

     Campfire. The Company's Campfire product line consists of marshmallows and marshmallow crisp rice bars. The Campfire brand name enjoys broad consumer recognition, as it is the oldest brand name in the marshmallow category. Campfire marshmallow is the second leading brand in the $112 million grocery marshmallow market with an 9% market share. Favorite Brands, Inc.'s Jet Puffed brand is the market leader with a 46% market share, with private label accounting for the balance of the market.

     Management believes that Campfire marshmallow sales will continue to grow over the next several years driven by expanded distribution of the Campfire marshmallow and private label lines. Marshmallow crisp rice bars sales have declined due to increased competition in this category.

OTHER MARKETS (28.7% OF 1997 AGGREGATE NET SALES)

     The Company's branded business in the United States is complemented by a strong presence in Canada, Mexico and Puerto Rico, growing food service and private label businesses, and sales to the U.S. military.

     Private Label. The primary products manufactured by the Company under private labels are prepared pasta, jams and jellies, cooking spray, marshmallows, marshmallow munchies, ready-to-eat cereals, cereal bars and fruit snacks. Private label continues to represent an additional opportunity for growth and the utilization of excess plant capacity. Management believes that the addition of Creative Products' dedicated private label sales force and the additional product offerings resulting from the acquisition of Grist Mill will help the Company broaden its private label business.

     Food Service. The Company supplies many of its products to restaurants, institutions, schools, ballparks, the vending trade, distributors and chain accounts. In addition, the Company has implemented a number of initiatives to expand the penetration of its branded products in the food service industry, including broadening its product lines to meet the specialized needs of the food service industry and increasing its marketing and sales efforts. The Company's recent acquisitions of Creative Products and Grist Mill has expanded its product offering and sales to food service customers. Management believes that opportunities exist to utilize the Company's excess plant capacity to facilitate additional growth in food service sales.

     Canada. The Company markets Chef Boyardee canned pasta, PAM cooking spray, Crunch 'n Munch glazed popcorn and certain other products in Canada. The Company commands the number one market share position in canned pasta and cooking spray sales in Canada, with Chef Boyardee canned pasta and PAM. In March 1998, the Company acquired Puritan. Founded in 1959, Puritan is the largest processor and marketer of canned stews and meatballs in Canada. Puritan is the leading brand in the stews and meatballs category with a 55% market share.

     Mexico, Puerto Rico and International. Through the Company's subsidiary, Productos Del Monte, the Company is a leading manufacturer and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. The Company intends to expand sales of its U.S. products in Mexico, initially targeting PAM and Ranch Style, and plans to use Productos Del Monte's sales and distribution capabilities to achieve this strategy. In October 1998, the Company expects to launch a Chef Boyardee canned pasta product. In addition, the Company markets Chef Boyardee canned pasta, Crunch 'n Munch and Jiffy Pop in Puerto Rico. The Company believes that Chef Boyardee, with over 25 years of sales in Puerto Rico, commands 98% of the Puerto Rico canned pasta market.

     Military. The Company sells many of its products to U.S. military bases both in the U.S. and internationally. Products sold to the military include Chef Boyardee canned pasta, PAM cooking spray, Crunch 'n Munch glazed popcorn, Polaner fruit spreads and Ranch Style beans.

MARKETING AND SALES

     The Company's marketing programs consist of advertising, consumer promotions and trade promotions. The Company's advertising program is comprised of television, newspaper and magazine advertising aimed at increasing consumer awareness of the Company's brands and building customer loyalty. Consumer promotions include targeted coupons and on-package offers designed to generate trial usage and increase purchase frequency. The Company's trade promotions focus on obtaining retail display support, achieving key price points and securing retail shelf space. The Company intends to continue to focus its marketing efforts towards building brand equity through consumer advertising, trial generating activities and performance-based retail promotion programs rather than discounting.

     The Company sells its products in the United States through its direct sales force and a network of food brokers. The Company maintains U.S. regional sales offices in New Jersey, North Carolina, Georgia, Illinois, Texas, California, Arkansas, Ohio and Florida. The Company's products reach all major classes of trade, including grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs.

     None of the Company's customers represent more than 10% of the Company's aggregate net sales.

COMPETITION

     The food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on brand recognition and loyalty, price, quality and convenience. The Company competes with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. A number of these competitors have broader product lines as well as substantially greater financial and other resources available to them.

RAW MATERIALS

     The primary raw materials used in the Company's operations include tin cans, flour, meat, tomatoes, tuna, salmon, fruit and fruit-juice concentrates, grains, beans and peanuts. All of the Company's raw materials are widely available from numerous suppliers, other than tuna processed by the Bumble Bee Business, for which there is limited worldwide supply and number of suppliers.

PRODUCTION, FACILITIES AND DISTRIBUTION

     The Company operates the manufacturing plants described in the following table. All of these plants are owned by the Company, other than the Utah facility, which the Company leases under an operating lease with an initial term that expires in 1999 and containing a renewal option for an additional five year term.

Management believes that the Company's manufacturing plants have sufficient capacity to accommodate the Company's planned growth over the next five years.

           LOCATION              SQUARE FEET                  PRODUCTS MANUFACTURED
Milton, Pennsylvania...........    895,000     Canned pasta, microwave products, mustard, glazed
                                               popcorn, pizza kits, dinner kits and sauces
Vacaville, California..........    354,800     Canned pasta, microwave products, tomatoes with
                                               green chilies, chili and tomato paste
Lakeville, Minnesota...........    240,000     Breakfast cereals, granola/cereal bars,
                                               ready-to-eat pie crusts
Mayaguez, Puerto Rico..........    222,000     Canned tuna
Irapuato, Mexico...............    212,000     Catsup, canned vegetables and bottled salsa
Clearfield, Utah...............    210,000     Marshmallows and marshmallow crisp rice bars
Fort Worth, Texas..............    204,800     Beans and chili
Seagrove, North Carolina.......    198,000     Beans, vegetables, fruit and popcorn
Rossville, Illinois............    193,000     Cooking spray and health and beauty aids
Niagara Falls, Canada..........    165,500     Canned pasta, pizza kits, dinner kits, sauces and
                                               glazed popcorn
Santa Fe Springs, California...    122,000     Canned tuna
Danville, Illinois.............    120,000     Fruit snacks
Manta, Ecuador.................     66,000     Canned tuna and tuna loins for processing in the
                                               Company's Santa Fe Springs facility
Violet, Louisiana..............     38,800     Canned shrimp
Highspire, Pennsylvania........     29,000     Cereals
Potomac, Illinois..............     29,000     Health and beauty aids
Wichita, Kansas................     14,600     Crisp rice

     The Company has also entered into co-packing (third party manufacturing) agreements with several manufacturers for Bumble Bee canned salmon, Orleans mackerel, sardines, kippers, oysters and clams, Polaner fruit spreads and spices, PAM cooking spray and G. Washington's dry seasonings and broths. In 1997, these plants produced approximately nine million cases of finished product for the Company, as compared to approximately 90 million cases of products produced by the Company.

     The Company distributes its products in the United States through 31 distribution points, 13 of which are owned by the Company and 18 of which are leased. The Company's distribution system uses a combination of common carrier trucking, Company trucks and inter-modal rail transport. In Canada, the Company operates three distribution points, one of which is Company-owned. In Mexico, Productos Del Monte operates five distribution centers. Management believes that the Company's comprehensive U.S. sales and distribution network enables the Company to deliver 75% of its sales volume to customers within 24 hours and 99% within 48 hours. Management believes that the Company's sales and distribution network has the capacity to support substantial increases in volume.

     The Company leases office space in Parsippany, New Jersey, San Diego, California and Greenwich, Connecticut under operating leases expiring in November 2006, April 2002 and October 2004, respectively. In addition, the Company owns a 30% interest in a water treatment plant adjacent to its Puerto Rico processing plant.

TRADEMARKS

     The Company owns a number of registered trademarks, including Chef Boyardee, Bumble Bee, PAM, Franklin Crunch 'n Munch, Polaner, Gulden's, Jiffy Pop, Dennison's, Luck's, Ranch Style, Ro*Tel, Campfire, Marshmallow Munchie, Puritan, Fraser Farms, Orleans, Harris, Wheatena, Maypo, Maltex and G. Washington's. Registration of the Overstuffed Ravioli and Chef Jr. trademarks are pending. Management is not aware of any fact that would have a materially adverse impact on the continuing use of these trademarks. See "Risk
Factors -- Trademarks."

EMPLOYEES

     As of August 1, 1998, the Company employed approximately 6,895 people. Approximately 31% of the Company's employees are unionized. Approximately 71% of the unionized employees are represented by the United Food & Commercial Workers International Union (part of the AFL-CIO) and have collective bargaining agreements which extend into the year 2001. Approximately 17% of the unionized employees are represented by the Teamsters Union and have recently renegotiated its collective bargaining agreements.

CERTAIN LEGAL AND REGULATORY MATTERS

     Food Safety and Labeling. The Company is subject to the Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, labeling, packaging and safety of food. In addition, the Nutrition Labeling and Education Act of 1990 prescribes the format and content of certain information required to appear on the labels of food products. The Company is subject to regulation by certain other governmental agencies, including the U.S. Department of Agriculture. Although the Company has voluntarily recalled products from time to time in the past, no such recall has had a material effect on the Company's results of operations.

     A private interest group in California has sent notice to the Company maintaining that Bumble Bee Seafood, and others, are not in compliance with certain warning requirements of California Proposition 65. Proposition 65 requires that products sold in California which contain certain chemicals listed by the State as being carcinogens, must be labeled with a warning. Specifically, the notice alleges that the Company and others have exposed members of the public to mercury, methyl mercury and/or other mercury compounds, without first giving warning to such persons in accordance with California Health and Safety Code Section 25249.6. The Company is presently evaluating the merits of the claims underlying the notice. Should the Company be required to comply with the labeling requirements of Proposition 65, sales of tuna products in California may be adversely affected.

     The operations and products of the Company are also subject to state and local regulation through such measures as licensing of plants, enforcement by state health agencies of various state standards and inspection of facilities. Enforcement actions for violations of federal, state and local regulations may include seizure and condemnation of products, cease and desist orders, injunctions or monetary penalties. Management believes that the Company's facilities and practices are sufficient to maintain compliance with applicable government regulations, although there can be no assurances in this regard.

     Federal Trade Commission. The Company is subject to certain regulations by the FTC. Advertising of the Company's products is subject to regulation by the FTC pursuant to the Federal Trade Commission Act and the regulations promulgated thereunder. On July 30, 1998, the FTC notified Bumble Bee Seafoods, Inc., a subsidiary of the Company, that it had initiated a preliminary, non-public investigation into certain consumer complaints concerning a "$.75 off" coupon/label. It is the Company's belief that the outcome of this investigation will not have a material effect on the Company's financial condition or results of operations.

     Employee Safety Regulations. The Company is subject to certain health and safety regulations, including regulations issued pursuant to the Occupational Safety and Health Act. These regulations require the Company to comply with certain manufacturing, health and safety standards to protect its employees from accidents.

     Environmental. The Company's operations and properties are subject to a wide variety of increasingly complex and stringent federal, state and local laws and regulations governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. As such, the nature of the Company's operations exposes it to the risk of claims with respect to environmental matters.

     Insurance. The Company maintains general liability, product liability, property, workers' compensation and other insurance in amounts and on terms that it believes are customary for companies similarly situated.

     Litigation. The Company, in the ordinary course of business, is involved in various legal proceedings. The Company does not believe the outcome of these proceedings will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information concerning the directors and executive officers of the Company.

               NAME                   AGE                            POSITION
C. Dean Metropoulos...............    52     Chairman of the Board, Chief Executive Officer and
                                               Director
John H. Bess......................    46     President and Chief Operating Officer
N. Michael Dion...................    41     Senior Vice President and Chief Financial Officer
M. Kelley Maggs...................    46     Senior Vice President, Secretary and General Counsel
Lynne M. Misericordia.............    35     Treasurer
Michael J. Cramer.................    45     Director
Thomas O. Hicks...................    52     Director
L. Hollis Jones...................    43     Director
Michael J. Levitt.................    39     Director
M. L. Lowenkron...................    67     Director
Alan B. Menkes....................    39     Director
John R. Muse......................    47     Director
Roger T. Staubach.................    56     Director
Charles W. Tate...................    53     Director

     Executive officers of the Company are appointed by the Board of Directors and serve at the Board's discretion. A brief biography of each director and executive officer follows:

     C. Dean Metropoulos has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since November 1996. Mr. Metropoulos is the Chairman of the Board and Chief Executive Officer of C. Dean Metropoulos & Co., a management services company ("Metropoulos & Co.") and served as Chairman and Chief Executive Officer of Morningstar from 1994 through November 1997. From 1983 through 1993, Mr. Metropoulos served as President and Chief Executive Officer of Stella. Prior to 1983, Mr. Metropoulos served in several executive positions with GTE Corporation, including Vice President and General
Manager -- Europe, and Vice President and Controller -- GTE International. Mr. Metropoulos also serves as a director of Atrium Companies, Inc.

     John H. Bess joined the Company in September 1997 as President and Chief Operating Officer. From 1975 until joining the Company, Mr. Bess held numerous positions with Procter & Gamble, most recently serving as Vice President and Managing Director of Worldwide Strategic Planning. Mr. Bess is a graduate of Clark University and received an M.B.A. in marketing from New York University.

     N. Michael Dion joined the Company as a Senior Vice President and its Chief Financial Officer in December 1996. Prior to joining the Company, Mr. Dion served as the Vice President of Finance for Metropoulos & Co. and for LBJ Holdings, Inc., a Connecticut based baking company. Mr. Dion also served as a financial advisor to Morningstar and to Ghirardelli. Prior to joining Metropoulos & Co., Mr. Dion was the Vice President of Finance for Stella from 1990 through December 1994. Mr. Dion is a Certified Public Accountant and holds a B.S. in Business Administration from the University of Vermont.

     M. Kelley Maggs joined the Company as Senior Vice President and General Counsel in November 1996. Prior to joining the Company, Mr. Maggs served as Vice President, Secretary and General Counsel for Stella from 1993 through 1996. Before joining Stella, he was in private law practice from 1979 through 1993. Mr. Maggs holds a B.A. from Niagara University and a J.D. from George Mason University.

     Lynne M. Misericordia has held several positions since joining the Company in August 1985, and was named Treasurer of the Company in November 1996. Ms. Misericordia received her B.A. from Babson College.

     Michael J. Cramer has been a director of the Company since July 1998. Mr. Cramer joined the Company in January 1997 and served as a Vice President from January 1998 to June 1998. Mr. Cramer also served as Executive Vice President and General Counsel of Metropoulos & Co. from 1994 to June 1998 and, in connection therewith, served as Executive Vice President and General Counsel of Morningstar from June 1994 through November 1997. Prior to 1994, Mr. Cramer was Executive Vice President of Administration and General Counsel of Stella. Mr. Cramer is a graduate of the State University of New York at Albany and received his J.D. from Marquette University.

     Thomas O. Hicks has been a Director of the Company since November 1996. Mr. Hicks has been Chairman and Chief Executive Officer of Hicks Muse, a private investment firm specializing in acquisitions, recapitalizations and other principal investing activities, since co-founding the firm in 1989. Prior to forming Hicks Muse, Mr. Hicks co-founded Hicks & Haas Incorporated in 1983 and served as its Co-Chairman and Co-Chief Executive Officer through 1989. Mr. Hicks also serves as a director of several portfolio companies in which Hicks Muse has invested, including Chancellor Media Corporation, Berg Electronics Corp., Capstar Broadcasting Corporation, Cooperative Computing, Inc., CorpGroup Limited, Group MVS S.A. de C.V., LIN Television Corp. and Sybron International Corporation, is Vice Chairman of the Board of Regents of the University of Texas System and serves as Chairman of the University of Texas Investment Management Company. Mr. Hicks is also the Chairman of the Board and owner of the Dallas Stars Hockey Club, a member of the National Hockey League, and the Texas Rangers, a Major League Baseball team.

     L. Hollis Jones became a Director of the Company in January 1997. Since March 1998, Mr. Jones has served as President of Hollis Jones, Inc., a management consulting firm. From August of 1995 to November 1997, Mr. Jones was the President and Chief Operating Officer of Morningstar. From January 1994 until July 1995, Mr. Jones was President of his own management consulting firm, Hollis Jones, Inc. From February 1983 until forming his own management consulting firm, Mr. Jones held various positions of increasing responsibility at Campbell Taggart, Inc., a subsidiary of Anheuser-Busch, including Vice President -- General Manager of its bakery division from June 1992 to January 1994 and President of its diversified division from June 1991 to June 1992.

     Michael J. Levitt has been a Director of the Company since November 1996. Mr. Levitt is a Managing Director and Principal of Hicks Muse. Before joining Hicks Muse, Mr. Levitt was a Managing Director and Deputy Head of Investment Banking with Smith Barney Inc. from 1993 through 1995. From 1986 through 1993, Mr. Levitt was with Morgan Stanley & Co. Incorporated, most recently as a Managing Director responsible for the New York based Financial Entrepreneurs Group. Mr. Levitt also serves as a director of Atrium Companies, Inc., Sunrise Television Corp., LIN Television Corp. and Capstar Broadcasting Corporation.

     M. L. Lowenkron has been a Director of the Company since November 1996. From January 1995 through June 1996, Mr. Lowenkron served as President and Chief Executive Officer of G. Heileman Brewing Co. Mr. Lowenkron served as Chairman of the Board and Chief Executive Officer of A&W Brands, Inc. ("A&W") from December 1991 to October 1993, and served as President of A&W and its predecessors from 1980 to December 1991. Mr. Lowenkron serves as a Director of Hat Brands, Inc., and Depuy Inc. Mr. Lowenkron also serves as First Vice Chairman of the National Easter Seal Society.

     Alan B. Menkes has been a Director of the Company since November 1996. Mr. Menkes is a Managing Director and Principal of Hicks Muse. Before joining Hicks Muse in 1992, Mr. Menkes was employed by The Carlyle Group, a Washington D.C.-based private investment firm, most recently as a Senior Vice President.

Mr. Menkes also serves as a director of Hedstrom Holdings, Inc. Mr. Menkes also serves as a vice president and assistant secretary of the Company.

     John R. Muse has been a director of the Company since March 1998. Mr. Muse is a Managing Director and Principal of Hicks Muse. Before joining Hicks Muse in 1989, Mr. Muse was with Prudential Securities, heading its investment/merchant banking activities for the Southwest region of the United States. Prior to joining Prudential Securities, from 1980 to 1984, Mr. Muse served as a Senior Vice President and Director of Schneider, Bernet & Hickman, Inc. and was responsible for its investment banking activities. Mr. Muse served as a director of several portfolio companies in which Hicks Muse has invested and of Suiza Foods Corp. Mr. Muse also serves as a director of the Southern Methodist University Edwin L. Cox School of Business.

     Roger T. Staubach has been a Director of the Company since November 1996. Since 1983, Mr. Staubach has served as the Chairman and Chief Executive Officer of The Staubach Company, a diversified real estate company. Mr. Staubach also serves as a director of Halliburton Company, Brinker International, Inc., and Columbus Realty Trust, and as a trustee of American AAdvantage Funds.

     Charles W. Tate has been a Director of the Company since November 1996. Mr. Tate is President of Hicks Muse, which he joined as Managing Director and Principal in 1991. Prior to that date, Mr. Tate was with Morgan Stanley & Co. Incorporated from 1972 where he was Managing Director in both its Merchant Banking Division and Mergers and Acquisitions Department. Mr. Tate also serves as a director of several portfolio companies in which Hicks Muse has invested, including Berg Electronics, Inc.

     The Board of Directors is classified into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of the stockholders. Messrs. Muse, Jones and Staubach are Class I directors whose terms of office will expire at the annual meeting of stockholders in 2001, Messrs. Menkes, Levitt, and Lowenkron are Class II directors whose terms of office will expire at the annual meeting of stockholders in 1999; and Messrs. Hicks, Tate, Cramer and Metropoulos are Class III directors whose terms of office will expire at the annual meeting of stockholders in 2000. Hicks Muse has appointed seven of the ten directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of July 31, 1998 by (i) each person the Company knows to be the beneficial owner of 5% or more of the outstanding shares of Common Stock, (ii) each Named Executive Officer, (iii) each director of the Company, (iv) all executive officers and directors of the Company as a group and (v) the Selling Stockholders. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that each stockholder named in this table has sole investment and voting power with respect to the shares set forth opposite such stockholder's name.

                                            SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                             OWNED PRIOR TO THE    SHARES BEING     OWNED AFTER THE
                                                OFFERING(1)          OFFERED          OFFERING(1)
                                            --------------------   ------------   --------------------
BENEFICIAL OWNER                              NUMBER     PERCENT      NUMBER        NUMBER     PERCENT
Hicks Muse Parties(2).....................  43,025,012     55.6%                  43,025,012     55.6%
  c/o Hicks, Muse, Tate & Furst
     Incorporated
  200 Crescent Court, Suite 1600
  Dallas, Texas 75201
AHP Subsidiary Holding Corporation(3).....   8,824,002     11.4%    3,500,000      5,324,002      6.9%
  Five Giralda Farms
  Madison, New Jersey 07940
Chase Equity Associates L.P.(4)...........   2,819,833      3.6%      900,000      1,919,833      2.5%
C. Dean Metropoulos(5)....................   3,206,339      4.1%                   3,206,339      4.1%
John H. Bess(6)...........................      35,500        *                       35,500        *
N. Michael Dion(7)........................      42,378        *                       42,378        *
M. Kelley Maggs(8)........................      26,019        *                       26,019        *
Michael J. Cramer(9)......................     223,644        *                      223,644        *
Stephen Van Tassell.......................      18,761        *                       18,761        *
Lynne M. Misericordia(10).................      18,062        *                       18,062        *
Thomas O. Hicks(2)(11)....................  43,239,055     55.8%                  43,239,055     55.8%
M.L. Lowenkron(12)........................      42,563        *                       42,563        *
Roger T. Staubach(13).....................      50,027        *                       50,027        *
L. Hollis Jones(14).......................       3,786        *                        3,786        *
Charles W. Tate(15).......................     242,141        *                      242,141        *
Alan B. Menkes(15)........................      45,963        *                       45,963        *
John R. Muse(15)..........................     151,013        *                      151,013        *
Michael J. Levitt(15).....................      65,953        *                       65,953        *
All officers and directors as a group (14
  persons)(16)............................  47,518,813     61.0%                  47,518,813     61.0%

------------------------------

  *  Less than 1%.

 (1) Shares beneficially owned and percentage of ownership are based on 77,440,380 shares of Common Stock outstanding on July 31, 1998. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or disposition power with respect to securities.

 (2) Includes (i) 42,092,466 shares owned of record by Hicks, Muse, Tate & Furst Equity Fund III L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund III Incorporated ("Fund III Inc."); (ii) 721,413 shares owned of record by HM/3 Coinvestors, L.P., a limited partnership of which the ultimate general partner is Fund III Inc.; and
     (iii) 211,133 shares owned of record by HM3/IH Partners L.P., a limited partnership of which the ultimate general partner is

     Fund III Inc. Thomas O. Hicks serves as Chief Executive Officer, Chief Operating Officer, President, Secretary and Chairman of the Board of Fund III Inc. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of the Common Stock held by Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM/3 Coinvestors, L.P., and HM3/IH Partners, L.P. Mr. Hicks disclaims beneficial ownership of the shares of Common Stock not owned of record by him.

 (3) AHP Subsidiary Holding Corporation is a subsidiary of American Home Products. In the event the over-allotment option is exercised in full, AHP Subsidiary Holding Corporation will sell an additional 525,000 shares of Common Stock.

 (4) In the event the over-allotment option is exercised in full, Chase Equity Associates L.P. will sell an additional 135,000 shares of Common Stock.

 (5) Includes 2,768,350 shares issuable upon the exercise of stock options that are currently exercisable. Excludes 914,769 shares held of record by an irrevocable trust whose trustee is an independent third party and whose beneficiaries are Mr. Metropoulos' children.

 (6) Includes 30,000 shares subject to stock options that are currently exercisable. Excludes 439,112 shares subject to stock options that are not exercisable within 60 days.

 (7) Includes 31,274 shares subject to stock options that are currently exercisable. Excludes 62,548 shares subject to stock options that are not exercisable within 60 days.

 (8) Includes 25,019 shares issuable upon the exercise of stock options that are currently exercisable. Excludes 50,038 shares subject to stock options that are not exercisable within 60 days.

 (9) Includes 222,644 shares issuable upon the exercise of stock options that are currently exercisable.

(10) Includes 12,510 shares subject to stock options that are currently exercisable. Excludes 25,018 shares subject to stock options that are not exercisable within 60 days.

(11) Includes (i) 190,785 shares held of record by Mr. Hicks and (ii) 23,258 shares held of record by trusts of which Mr. Hicks serves as sole trustee. Mr. Hicks disclaims beneficial ownership of the shares of Common Stock not owned of record by him.

(12) Includes 18,764 shares issuable upon the exercise of stock options that are currently exercisable.

(13) Includes 18,764 shares issuable upon the exercise of stock options that are currently exercisable.

(14) Includes 1,906 shares issuable upon the exercise of stock options that are currently exercisable.

(15) Messrs. Tate, Menkes, Muse and Levitt are officers of Fund III Inc. None of Mr. Tate, Mr. Menkes, Mr. Muse or Mr. Levitt has the power to vote or dispose the common stock of Fund III Inc.

(16) Includes an aggregate of 4,044,000 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the applicable agreements.

THE IHF ACQUISITION AND RELATED AGREEMENTS

     Effective on November 1, 1996, an affiliate ("Hicks Muse Holding") of Hicks Muse acquired 80% of the outstanding capital stock of the Company from American Home Products for approximately $1,225.6 million in cash in a transaction treated as a recapitalization for financial accounting purposes. Concurrently with this acquisition, the Company acquired all of the outstanding capital stock of Heritage from an affiliate of Hicks Muse for approximately $70.8 million in cash, comprised of approximately $40.8 million used to repay existing indebtedness of Heritage and approximately $30.0 million to acquire the equity of Heritage. The acquisition of Heritage was treated as a purchase for financial accounting purposes. The purchase price for Heritage was determined by the Company based upon the historic operations of Heritage and the benefits the Company believes will be realized from its acquisition. Heritage was formed in 1994 by the Hicks Muse affiliate to acquire (i) the Campfire marshmallow business from Borden, Inc. for approximately $5.0 million and (ii) Angela Maries', Inc., a manufacturer of marshmallow rice crisp bars for approximately $35.0 million. In connection with the acquisition of the Company by an affiliate of Hicks Muse and the acquisition by the Company of Heritage, the Company incurred approximately $1,070.0 million of indebtedness, consisting of $670.0 million of borrowings under the Senior Bank Facilities and the issuance of $400.0 million of aggregate principal amount of the Senior Subordinated Notes.

     In connection with the IHF Acquisition, Hicks Muse Holding, American Home Products and the Company agreed that, for so long as American Home Products beneficially owns at least five percent of the common stock of the Company, Hicks Muse Holding and the Company will, at the request of American Home Products, use all reasonable efforts to cause there to be nominated and elected to the Board of Directors of the Company one designee of American Home Products.

     Until the earlier of (i) November 1, 2001 and (ii) the date on which a third party acquires control of the Company, without the consent of Hicks Muse Holding, American Home Products has agreed not to sell or otherwise dispose of any of the Common Stock it holds without first notifying Hicks Muse Holding and affording Hicks Muse Holding an opportunity to offer to buy the shares on terms proposed by Hicks Muse Holding. In the event that American Home Products rejects Hicks Muse Holding's offer, American Home Products will be permitted to sell not less than 90% of the shares it proposed to sell in its notice to Hicks Muse Holding to a third party on per share terms no less favorable to American Home Products than those set forth in Hicks Muse Holding's offer; provided that, before selling such shares at a price per share less than 110% of the price per share set forth in Hicks Muse Holding's offer, American Home Products will be required to offer to sell such shares to Hicks Muse Holding at such higher price per share. These restrictions on transfer will not apply to a sale of shares by American Home Products under a registration statement filed under the Securities Act or under Rule 144 under the Securities Act.

     Hicks Muse Holding has agreed that, if it proposes to sell or dispose of shares of Common Stock in a single transaction or series of related transactions, then it will offer to include in the proposed sale or disposition a designated number of shares held by American Home Products not to exceed the product of (i) the number of shares to be sold by Hicks Muse Holding to the proposed transferee multiplied by (ii) a fraction the numerator of which is the number of shares held by American Home Products and the denominator of which is the number of shares held by each of Hicks Muse Holding and American Home Products in the aggregate. If American Home Products accepts the offer, Hicks Muse Holdings must reduce, to the extent necessary, the number of shares it otherwise would have sold in the proposed sale so as to permit American Home Products to sell the number of shares that it is entitled to sell under the foregoing terms. American Home Products' "co-sale" rights described above do not apply to (i) a sale pursuant to a public offering registered under the Securities Act, (ii) a sale in accordance with Rule 144 under the Securities Act, (iii) a sale to an affiliate of Hicks Muse or (iv) a sale or sales in a single transaction or series of related transactions which, in the aggregate, do not involve more than ten percent of the shares outstanding.

REGISTRATION RIGHTS AGREEMENT

     American Home Products, Hicks Muse Holding and the Company have entered into a Registration Rights Agreement under which each of American Home Products and Hicks Muse Holding (or their respective successors in interest) is entitled to exercise three demand and certain "piggy-back" rights to require the Company to register the common stock of the Company held by them for sale under the Securities Act. The demand rights may only be exercised commencing three months after the date of this Prospectus. In addition, the demand rights may only be exercised with respect to a number of shares that is at least equal to the lesser of (i) five percent of the number of shares then outstanding and (ii) that number of shares having an estimated aggregate offering price of at least $20 million. The exercise of the demand and piggy-back rights are subject to such other limitations and conditions as are customary in registration rights agreements. American Home Products is exercising one of its demand rights in this Offering. American Home Products exercised its right to piggyback by electing to participate in the Company's initial public offering in November 1997.

MONITORING AND OVERSIGHT AGREEMENT

     In November 1996, the Company entered into a ten-year agreement (the "Monitoring and Oversight Agreement") with an affiliate of Hicks Muse ("Hicks Muse Partners") pursuant to which the Company will pay Hicks Muse Partners an annual fee of $1.0 million for oversight and monitoring services to the Company. The annual fee is adjustable at the end of each fiscal year to an amount equal to 0.1% of the consolidated net sales of the Company, but in no event may the fee be less than $1.0 million. Messrs. Hicks, Tate, Menkes, Muse and Levitt, directors of the Company, are each principals of Hicks Muse Partners. In addition, the Company has agreed to indemnify Hicks Muse Partners, its affiliates and shareholders, and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse Partners thereunder. The Monitoring and Oversight Agreement makes available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse Partners could not otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Monitoring and Oversight Agreement reasonably reflect the benefits received and to be received by the Company. The Company paid Hicks Muse Partners monitoring and oversight fees of $0.2 million, $1.3 million and $0.8 million for the years ended December 31, 1996 and 1997 and the six months ended June 30, 1998, respectively.

FINANCIAL ADVISORY AGREEMENT

     In November 1996, the Company entered into an agreement (the "Financial Advisory Agreement") pursuant to which Hicks Muse Partners provides services as financial advisor to the Company. Pursuant to the Financial Advisory Agreement, Hicks Muse Partners is entitled to receive a fee equal to 1.5% of the "transaction value" (as defined) for each "add-on transaction" (as defined) in which the Company is involved. The term "transaction value" means the total value of any add-on transaction, including, without limitation, the aggregate amount of the funds required to complete the add-on transaction (excluding any fees payable pursuant to the Financial Advisory Agreement and any fees, if any, paid to any other person or entity for financial advisory, investment banking, brokerage or any other similar services rendered in connection with such add-on transaction) and including the amount of any indebtedness, preferred stock or similar items assumed (or remaining outstanding). The term "add-on transaction" means any future proposal for a tender offer, acquisition, sale, merger, exchange offer, recapitalization, restructuring or other similar transaction directly or indirectly involving the Company or any of its subsidiaries and any other person or entity. The Financial Advisory Agreement makes available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse Partners could not otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the

Financial Advisory Agreement reasonably reflect the benefits received and to be received by the Company. The Company has paid Hicks Muse Partners financial advisory fees of approximately $19.3 million, $3.6 million and $2.1 million in the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1998, respectively.

PRODUCTOS DEL MONTE

     On October 1, 1997, the Company acquired Productos Del Monte from an affiliate of Hicks Muse for 3,127,415 shares of Common Stock. Productos Del Monte is a leading manufacturer and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. Productos Del Monte was acquired by a Hicks Muse affiliate in October 1996 from the Del Monte Corporation for approximately $40.0 million. The affiliate of Hicks Muse filed a lawsuit against the Del Monte Corporation claiming damages in connection with its acquisition of Productos Del Monte based upon breaches of representations and warranties contained in the acquisition agreement. In connection with the acquisition of Productos Del Monte by the Company, the Company succeeded to the rights of the Hicks Muse affiliate under that lawsuit. In February 1998, the Company settled this lawsuit. Management plans to leverage the infrastructure of Productos Del Monte as a platform to launch the Company's southwestern cuisine, cooking spray, canned pasta products and canned seafood products into Mexico. The purchase price for Productos Del Monte was determined by the Company based upon the historic operations of Productos Del Monte and the benefits the Company believes will be realized from its acquisition. There can be no assurance, however, that these benefits will be realized. The acquisition of Productos Del Monte was treated as a combination of entities under common control. Accordingly, the historical accounting values of Productos Del Monte were carried over for financial accounting purposes. Prior to the Productos Del Monte acquisition, the Company sold approximately $0.3 million of Ranch Style beans and PAM cooking spray to Productos Del Monte. These sales were made at the Company's cost plus 10%.

C. DEAN METROPOULOS & CO.

     C. Dean Metropoulos serves as an executive officer of the Company. Mr. Metropoulos and certain employees of the Company, including Mr. Metropoulos' brother, Evan Metropoulos, are also principals of Metropoulos & Co., a food company management firm. In this capacity, these individuals provided management services for Morningstar and Ghirardelli Chocolate Company, an affiliate of Hicks Muse. The Company is reimbursed for the actual costs of these services, as well as the actual cost of the overhead of the Company incurred in connection therewith. The Company was reimbursed approximately $0.8 million pursuant to this arrangement in 1997.

FORMER AMERICAN HOME PRODUCTS ARRANGEMENTS

     Prior to the IHF Acquisition, the Company was a wholly-owned subsidiary of American Home Products. The Company was provided certain administrative services and other benefits directly by American Home Products, or charged a pro-rata share of American Home Products' costs for obtaining these services and benefits from third parties. These services and benefits included (i) treasury, tax, legal, environmental, safety, public relations, advertising, audit and other administrative services, (ii) employee group health, auto, property, product liability and other insurance coverages, (iii) corporate office space and (iv) pension plans, post retirement benefits, and defined contribution plans. During 1996 and 1995 American Home Products charged the Company approximately $65.5 million and $65.4 million, respectively, for these services and other benefits. In connection with the IHF Acquisition, the Company and American Home Products entered into a six month transitional services agreement for the continued provision of certain of these services and other benefits for an aggregate payment of $150,000.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 300,000,000 shares of common stock, $0.01 par value per share ("Common Stock"), and 100,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Stock"). As of July 31, 1998, the Company had outstanding 77,440,380 shares of Common Stock and no shares of Preferred Stock.

COMMON STOCK

     The rights of the holders of Common Stock are identical in all respects. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

     The holders of the Common Stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. The shares of Common Stock do not have cumulative voting rights. Shares of Common Stock have no preemptive rights, conversion rights, redemption rights or sinking fund provisions. The Common Stock is not subject to redemption by the Company.

     Subject to the rights of the holders of any class of capital stock of the Company having preference or priority over the Common Stock, the holders of Common Stock are entitled to dividends in such amounts as may be declared by the Board of Directors of the Company from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any assets of the Company remaining after payment in full of all creditors and provision for any liquidation preferences on any outstanding preferred stock ranking prior to the Common Stock.

PREFERRED STOCK

     The Company is authorized to issue 100,000,000 shares of Preferred Stock. The Board of Directors of the Company, in its sole discretion, may designate and issue one or more series of Preferred Stock from the authorized and unissued shares of Preferred Stock. Subject to limitations imposed by law or the Company's Amended and Restated Certificate of Incorporation, the Board of Directors of the Company is empowered to determine the designation of and the number of shares constituting a series of Preferred Stock. In addition, the Company's Board of Directors may designate the dividend rate, the terms and conditions of any voting and conversion rights, the amounts payable upon redemption or upon the liquidation, dissolution or winding-up of the Company, the provisions of any sinking fund for the redemption or purchase of shares, and the preferences and relative rights among the series of Preferred Stock. Such rights, preferences, privileges and limitations could adversely effect the rights of holders of Common Stock.

CERTAIN PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

     The Company's Board of Directors is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause. In general, the Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors.

     The Company's Amended and Restated Certificate of Incorporation provides that stockholders may act only at annual or special meetings of stockholders and not by written consent. In addition, special meetings of the stockholders, and any proposals to be considered at such meetings, may be called and proposed exclusively by the board of directors. The Amended and Restated Certificate of Incorporation requires the approval by the holders of at least 66 2/3% of the outstanding voting stock to amend certain of its provisions.

DELAWARE LAW PROVISIONS

     Generally, Section 203 of the General Corporation Law of the State of Delaware prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless one of the following events occurs: (i) prior to the date of the business combination, the transaction is approved by the board of directors of the Company; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder' is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is The Bank of New York.

                          DESCRIPTION OF INDEBTEDNESS

SENIOR BANK FACILITIES

     The description set forth below does not purport to be complete and is qualified in its entirety by reference to the underlying agreements of the Senior Bank Facilities, which have been filed as exhibits to the registration statement of which this Prospectus is a part.

     The Chase Manhattan Bank ("Chase"), The Chase Manhattan Bank of Canada ("Chase Canada") Bankers Trust Company and Morgan Stanley Senior Funding, Inc. are agents of the lenders and lenders to the Company under the Senior Bank Facilities. The Senior Bank Facilities consist of (a) a Tranche A Senior Secured Term Loan Facility maturing on May 31, 2004, providing for term loans to the Company in a principal amount of $516.5 million (the "Tranche A Term Facility"); and (b) a Tranche B Senior Secured Term Loan Facility maturing on October 31, 2005, providing for term loans to the Company in a principal amount of $149.8 million (the "Tranche B Term Facility" and collectively with the Tranche A Term Facility, the "Term Facilities"); (c) a Senior Secured Revolving Credit Facility providing for revolving loans to the Company and the issuance of letters of credit for the account of the Company in an aggregate principal and stated amount at any time not to exceed $230.0 million, subject to increase as provided in Subsection (d) following (of which not more than $30.0 million may be represented by Letters of Credit) (the "Revolving Facility"); and (d) a Canadian Senior Secured Revolving Credit Facility providing for revolving loans to International Home Foods (Canada), Inc. ("IHF Canada") in an aggregate principal and stated amount at any time not to exceed the U.S. dollar equivalent of $30,000,000, subject to reduction based on the Company's ability to reallocate all or any portion thereof to the commitment under the Revolving Facility (the "Canadian Facility").

     A portion of each Term Facility was drawn on closing of the IHF Acquisition. The remainder of each Term Facility was drawn as incremental term loans in connection with the Bumble Bee Acquisition. On the date of the most recent amendment and restatement of the Senior Bank Facilities, the increased amount of the Term Facility was drawn to repay loans under the Revolving Facility.

     Amounts repaid or prepaid under any Term Facility may not be reborrowed. Loans under the Revolving Facility and the Canadian Facility are available until the earlier of (a) May 31, 2004 (the "Scheduled Revolving Credit Termination Date") and (b) the date on which the loans under the Tranche A Term Facility mature or are repaid in full (the "Revolving Credit Termination Date"). Letters of Credit under the Revolving Facility are available at any time. No Letter of Credit shall have an expiration date after the earlier of (a) one year from the date of its issuance and (b) five business days before the Scheduled Revolving Credit Termination Date. Letters of Credit may be renewed for one-year periods, provided that no Letter of Credit shall extend beyond the time specified in clause (b) of the previous sentence.

     Loans under the Tranche A Term Facility amortize in twelve semi-annual installments commencing September 30, 1998 in the following amounts: (a) $17,153,137 for the first installment, (b) $25,412,054 for the second and third installments, (c) $36,212,177 for the fourth and fifth installments, (d) $46,376,999 for the sixth and seventh installments, (e) $52,094,711 for the eighth and ninth installments, (f) $57,812,423 for the tenth and eleventh installments, and (g) $63,530,135 for the twelfth installment. Loans made under the Tranche B Term Facility amortize in fifteen semi-annual installments commencing September 30, 1998 in the following amounts: (a) $200,000 for the first twelve installments,
(b) $20.0 million for the thirteenth installment and (c) $63.7 million for the fourteenth and fifteenth installments.

     The Company is required to make mandatory prepayments of loans, and revolving credit commitments will be mandatorily reduced in amounts, at times and subject to certain exceptions (a) in respect of 75% of consolidated excess cash flow of the Company starting with fiscal year 1998 (such amount may be reduced to 50%, 25% or even 0% of excess cash flow for each fiscal year of the Company (commencing with the 1998 fiscal year) based upon the achievement of certain performance targets), (b) in respect of 100% of the net proceeds of certain dispositions of material assets or the stock of subsidiaries or the incurrence of certain indebtedness by the Company or any of its subsidiaries, and (c) in respect of 50% of the net proceeds of the issuance of capital stock by the Company or any of its subsidiaries (unless at such time the leverage ratio of the Company is less than 3.50 to 1 as of the last day of the most recent four fiscal quarters then ended). At the Company's option, loans may be prepaid, and revolving credit commitments may be permanently reduced, in whole or in part at any time in certain minimum amounts. Prepayments of the Term Facilities shall be applied to the loans under the Tranche A Term Facility and the Tranche B Term Facility ratably and to the installments thereof ratably in accordance with the then remaining number of installments and may not be reborrowed, provided that the first $40.0 million of optional prepayments of the term loans may be applied to such installments as the Borrower may elect (other than the first twelve installments in respect of the loans under the Tranche B Term Facility).

     The obligations of the Company under the Term Facilities and the Revolving Facility are unconditionally and irrevocably guaranteed by each of the Company's direct or indirect domestic subsidiaries (collectively, the "Guarantors"). In addition, the Senior Bank Facilities are secured by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary of the Company and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiary of the Company, or any of its domestic subsidiaries and (ii) all tangible and intangible assets (including, without limitation, intellectual property and owned real property) of the Company and the Guarantors (subject to certain exceptions and qualifications). The obligations of IHF Canada under the Canadian Facility are unconditionally and irrevocably guaranteed by the Company and each of the Company's direct or indirect domestic and Canadian subsidiaries (collectively, the "Canadian Guarantors").

     At the Company's option, the interest rates per annum applicable to the Term Facilities and the Revolving Facility will be either the Eurodollar Rate (as defined in the Senior Bank Facilities) plus, initially, a margin of (i) 1.50% with respect to the Tranche A Term Facility and the Revolving Facility and
(ii) 1.75% with respect to the Tranche B Term Facility, or the Alternate Base Rate (as defined) plus a margin of (i) 0.50% with respect to the Tranche A Term Facility and the Revolving Facility and (ii) 0.75% with respect to the Tranche B Term Facility. The "Alternate Base Rate" is the highest of (a) Chase's Prime Rate, (b) the secondary market rate for three-month certificates of deposit (grossed up for maximum statutory reserve requirements) plus 1% and (c) the Federal Funds Effective Rate plus 0.5%. The applicable margins may be adjusted either up or down based upon the achievement of certain performance targets, with the first such adjustment being determined and becoming effective not later than 45 days after June 30, 1998.

     At the Company's option, the interest rates per annum applicable to the Canadian Facility will be either the Canadian Prime Rate plus a margin equal to the margin applicable to Alternate Base Rate loans under the Revolving Facility or, if loans under the Canadian Facility are made using bankers acceptances, a discount rate equal to the discount rate quoted by similar Canadian banks as the discount rate at which they would be prepared to purchase comparable bankers' acceptances plus a spread equal to the margin applicable to Eurodollar Rate loans under the Revolving Facility.

     The Company will pay a commission on the face amount of all outstanding letters of credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Rate loans under the Revolving Facility minus the Fronting Fee (as defined). A fronting fee equal to 1/4% per annum on the face amount of each Letter of Credit (the "Fronting Fee") shall be payable quarterly in arrears to the issuing lender for its own account. Initially the Company will also pay a per annum fee equal to 3/8 of 1% on the undrawn portion of the commitments in respect of the Revolving Facility (the "Commitment Fee"). The Commitment Fee may be adjusted either up or down based upon the achievement of certain performance targets, with the first such adjustment being determined and becoming effective not later than 45 days after June 30, 1998.

     The Senior Bank Facilities also contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with affiliates, amend the Indenture and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities the Company is required to comply with specified minimum interest coverage, maximum leverage and minimum fixed charge coverage ratios.

     To repay indebtedness under the Revolving Facility, the Company expects to amend and restate the Senior Bank Facilities to include an additional Tranche B-1 Senior Secured Term Loan Facility, maturing on September 30, 2006, providing for term loans to the Company in a principal amount of $100,000,000 (the "Tranche B-1 Term Facility").

     At the Company's option, the interest rates per annum applicable to the Tranche B-1 Term Facility will be either the Eurodollar Rate plus a margin of 2.0% or the Alternate Base Rate plus a margin of 1.0%. The applicable margins may be adjusted either up or down based upon the achievement of certain performance targets, with the first such adjustment being determined and becoming effective not later than 45 days after December 31, 1998. The Tranche B-1 Term Facility is expected to require deminimis semiannual payments through September 30, 2005 and substantially increased installments thereafter, all in amounts to be agreed upon.

SENIOR SUBORDINATED NOTES

     The Senior Subordinated Notes were issued under an Indenture, dated as of November 1, 1996, among the Company, certain of its subsidiaries (the "Subsidiary Guarantors") and the United States Trust Company of New York, as Trustee (the "Trustee"), a copy of which has been filed as an exhibit to the registration statement of which this Prospectus is a part. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of certain provisions of the Senior Subordinated Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture (including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act) and the Senior Subordinated Notes.

     The Senior Subordinated Notes are unsecured, senior subordinated obligations of the Company, limited to the aggregate principal amount thereof, and will mature on November 1, 2006. Each note bears interest at the rate of 10 3/8% and is payable semiannually on May 1 and November 1 of each year.

     Except as set forth below, the Senior Subordinated Notes are not redeemable at the option of the Company prior to November 1, 2001. On and after such date, the Senior Subordinated Notes are redeemable, at the Company's option, in whole or in part, at any time upon not less than 30 nor more than 60 days prior notice, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

     If redeemed during the 12-month period commencing on November 1 of the years set forth below:

                                                            REDEMPTION
PERIOD                                                        PRICE
2001......................................................   105.188%
2002......................................................   103.458%
2003......................................................   101.729%
2004 and thereafter.......................................   100.000%

     In addition, at any time and from time to time prior to November 1, 2000, the Company may redeem in the aggregate up to $160.0 million principal amount of Senior Subordinated Notes with the proceeds of one or more equity offerings by the Company so long as there is a public market at the time of such redemption, at a redemption price of 110.375%, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least $200.0 million aggregate principal amount of the Senior Subordinated Notes must remain outstanding after each such redemption. At any time on or prior to November 1, 2001, the Senior Subordinated Notes may also be redeemed as a whole at the option of the Company upon the occurrence of a change of control at a premium.

     The payment of the principal of, premium (if any), and interest on the Senior Subordinated Notes is subordinated in right of payment, to the payment when due of all senior indebtedness (as defined in the Indenture) of the Company, including indebtedness under the Senior Bank Facilities.

     Each Subsidiary Guarantor unconditionally guarantees, jointly and severally, on a senior subordinated basis, the full and prompt payment of principal of and interest on the Senior Subordinated Notes, and of all other obligations of the Company under the Indenture. The indebtedness evidenced by each Subsidiary Guaranty (including the payment of principal of, premium, if any, and interest on the Senior Subordinated Notes) will be subordinated to guarantor senior indebtedness (as defined in the Indenture) on the same basis as the Senior Subordinated Notes are subordinated to senior indebtedness.

     Change of Control. Upon the occurrence of a change of control, each holder has the right to require the Company to repurchase all or any part of such holder's Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

     Limitation on Incurrence of Additional Indebtedness. Subject to certain exceptions under the Indenture, the Company shall not, and shall not permit any of its restricted subsidiaries (as defined in the Indenture) to, incur any indebtedness; provided, however, that the Company and any of its restricted subsidiaries may incur indebtedness if on the date thereof the Consolidated Coverage Ratio (as defined in the Indenture) would be greater than 2.00:1.00, if such Indebtedness is Incurred on or prior to November 1, 1998 and 2.25:1.00, if such indebtedness is Incurred thereafter.

     Limitation on Restricted Payments. Subject to certain exceptions set forth in the Indenture, the Company shall not, and shall not permit any of its restricted subsidiaries, directly or indirectly, to make any restricted payment (as defined in the Indenture) if at the time the Company or such Restricted Subsidiary makes such restricted payment:

          (i) a default shall have occurred and be continuing (or would result therefrom);

          (ii) the Company is not able to incur an additional $1.00 of indebtedness pursuant to the "Limitation on Indebtedness" covenant; or

          (iii) the aggregate amount of such restricted payment and all other restricted payments declared or made subsequent to the issue date would exceed the sum of: (A) 50% of the consolidated net income accrued during the period from the issue date to the end of the most recent fiscal quarter ending prior to the date of such restricted payment as to which financial results are available (but in no event ending more than 135 days prior to the date of such restricted payment) (or, in case such consolidated net income shall be a deficit, minus 100% of such deficit); (B) the aggregate net proceeds received by the Company from any person (other than a subsidiary of the Company) subsequent to November 1, 1996; (C) the amount by which indebtedness of the Company is reduced upon the conversion or exchange (other than by a restricted subsidiary) subsequent to the issue date of any indebtedness of the Company convertible or exchangeable for capital stock of the Company (less the amount of any cash, or other property, distributed by the Company upon such conversion or exchange); (D) the amount equal to the net reduction in investments made by the Company or any of its restricted subsidiaries in any person resulting from (i) repurchases or redemptions of such investments by such person, proceeds realized upon the sale of such investment to an unaffiliated purchaser, and repayments of loans or advances or other transfers of assets by such person to the Company or any restricted subsidiary of the Company or (ii) the redesignation of unrestricted subsidiaries as restricted subsidiaries not to exceed, in the case of any unrestricted subsidiary, the amount of investments previously made by the Company or any restricted subsidiary in such unrestricted subsidiary, which amount was included in the calculation of the amount of restricted payments; provided, however, that no amount shall be included under this clause (D) to the extent it is already included in consolidated net income; and (E) the aggregate net cash proceeds received by a person in consideration for the issuance of such person's capital stock which are held by such person at the time such person is merged with and into the Company in accordance with the "Merger and Consolidation" covenant subsequent to the issue date; provided, however, that concurrently with or immediately following such merger the Company uses an amount equal to such net cash proceeds to redeem or repurchase the Company's capital stock.

     Other Restrictive Covenants. The Indenture contains certain other restrictive covenants that, among other things, impose limitations (subject to certain exceptions) on the Company with respect to (i) distributions from restricted subsidiaries, (ii) sales of assets and subsidiary stock, (iii) issuances of capital stock of restricted subsidiaries, and (iv) a merger and consolidation involving the Company.

     Events of Default. Each of the following constitutes an event of default under the Indenture: (i) a default in any payment of interest on any note when due, continued for 30 days, (ii) a default in the payment of principal of any note when due at its stated maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise (iii) the failure by the Company to comply with its obligations under the merger and consolidation covenants of the Indenture, (iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the other covenants described in the Indenture, (v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) indebtedness of the Company or any restricted subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such indebtedness unpaid or accelerated exceeds $20 million and such default shall not have been cured or such acceleration rescinded after a 10 day period (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company or a significant subsidiary, (viii) any judgment or decree for the payment of money in excess of $20 million (to the extent not covered by insurance) is rendered against the Company or a significant subsidiary and such judgment or decree shall remain undischarged or unstayed for a period of 60 days after such judgment becomes final and non-appealable or (ix) any Subsidiary Guaranty by a significant subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or any Subsidiary Guarantor that is a significant subsidiary denies or disaffirms its obligations under the Indenture or its Subsidiary Guaranty and such default continues for 10 days. However, a default under clauses (iv) and (v) will not constitute an event of default until the Trustee or the holders of 25% in principal amount of the outstanding Senior Subordinated Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (iv) and
(v) hereof after receipt of such notice.

     If an event of default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Senior Subordinated Notes may declare the principal of and accrued and unpaid interest, if any, on all the Senior Subordinated Notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest shall be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued and unpaid interest on all the Senior Subordinated Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding Senior Subordinated Notes may rescind any such acceleration with respect to the Senior Subordinated Notes and its consequences.

                                  UNDERWRITING

     Subject to the terms and the conditions of an Underwriting Agreement, dated
September   , 1998 (the "Underwriting Agreement"), the Underwriters named below
(the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Goldman, Sachs & Co. ("Goldman, Sachs"), BT Alex. Brown Incorporated, Chase Securities Inc., Credit Suisse First Boston Corporation, and Morgan Stanley & Co. Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Selling Stockholders an aggregate of 4,400,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
Goldman, Sachs & Co. .......................................
BT Alex. Brown Incorporated.................................
Chase Securities Inc. ......................................
Credit Suisse First Boston Corporation......................
Morgan Stanley & Co. Incorporated...........................

                                                              ---------
          Total.............................................  4,400,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The Selling Stockholders have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 660,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriters' percentage underwriting commitment in the Offering as indicated in the preceding table.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the price to the public set forth on the cover page of this Prospectus and, through the
Representatives, to certain dealers at such price less a concession of $     per
share. The Underwriters and such dealers may allow a discount of $     per share
on sales to certain other dealers. After the commencement of the Offering, the price to the public and concession and discount to dealers may be changed by the Representatives at anytime, without notice.

     The Company and the Selling Stockholders have, severally and not jointly, agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Company, its officers and directors, and certain significant stockholders, including Hicks Muse and the Selling Stockholders, have, severally and not jointly, agreed that they will not (i) offer, sell, pledge, contract to sell, announce their intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to any shares of Common Stock, or any securities that are convertible into, or exercisable or exchangeable for shares of Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise), except to the Underwriters pursuant to the Underwriting Agreement, for a period of 90 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of the officers and directors, Hicks Muse and each of the Selling Stockholders, has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent. Notwithstanding the foregoing, during such period, (i) the Company may grant stock options pursuant to the Company's existing stock option plan consistent with past practice and (ii) the Company may issue shares of Common Stock upon the exercise of any option or warrant or the conversion of a security outstanding on the date hereof. In addition, each such officer, director and stockholder may make a bona fide gift or gifts or may make a distribution to limited partners or shareholders provided that such transferee or transferees similarly agrees in writing for the benefit of the Representatives to the effect set forth in clause (i) and (ii) of the first sentence of this paragraph for a period of 90 days after the date of this Prospectus.

     Other than in the United States, no action has been taken by the Company, the Selling Stockholder or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     Affiliates of each of BT Alex. Brown Incorporated, Chase Securities Inc. ("Chase"), and Morgan Stanley & Co. Incorporated are agents and lenders under the Senior Bank Facilities and receive customary fees in such capacity. In addition, an affiliate of Chase is one of the Selling Stockholders. Affiliates of BT Alex. Brown Incorporated and Chase are limited partners of investment funds managed by Hicks Muse. The Representatives and their affiliates have in the past rendered other financial services to the Company and its affiliates and may do so in the future. In addition, affiliates of BT Alex. Brown Incorporated and Chase participated in the equity financing for the IHF Acquisition and own 1.6% and 3.6%, respectively, of the Common Stock outstanding immediately prior to the Offering.

     Because an affiliate of Chase will receive more than 10% of the proceeds of the Offering as a Selling Stockholder, a conflict of interest is deemed to exist under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. As such, the public offering price must be established in accordance with Rule 2720(c)(3). The Offering is for a class of equity securities for which a bona fide independent market exists in compliance with Rule 2720(c)(3).

     The Representatives, on behalf of the Underwriters, may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P., New York, New York.

                                    EXPERTS

     The consolidated balance sheets of International Home Foods, Inc. and Subsidiaries as of December 31, 1996 and 1997 and the consolidated statements of income and changes in stockholders' equity (deficiency), and cash flows for the years ended December 31, 1996 and 1997, included in this Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The combined statements of operations and parent company's investment and advances and of cash flows for the year ended December 31, 1995, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in the report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The financial statements of Bumble Bee Seafoods, Inc. and subsidiaries as of December 31, 1996, and for the years ended December 31, 1995 and 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph that states that Bumble Bee Seafoods' notes payable and subordinated note payable were due and payable in May 1996 and nonpayment has constituted events of default. Bumble Bee Seafoods did not have the funds to retire these obligations. Such conditions raised substantial doubt about Bumble Bee Seafoods' ability to continue as a going concern. The consolidated financial statements did not include any adjustments that might result from the outcome of this uncertainty.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock being offered hereby. This Prospectus does not include all the information set forth in the Registration Statement, to which reference is made for further information with respect to the Company.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith files periodic reports, proxy and information statements, and other information with the Commission. The Registration Statement and all reports, proxy and information statements, and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2551. Copies of such materials may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants, such as the Company, that file electronically with the Commission. The Common Stock is listed on the NYSE under the symbol "IHF" and all reports, proxy and information statements, and other information filed by the Company with the Commission also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

          (1) Annual Report on Form 10-K for the year ended December 31, 1997, as amended;

          (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended;

          (3) Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;

          (4) Proxy Statement for the year ended December 31, 1997 filed on April 9, 1998;

          (5) Current Report on Form 8-K filed on March 16, 1998;

          (6) Current Report on Form 8-K filed on April 20, 1998; and

          (7) Registration Statement on Form 8-A filed on October 27, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents which have been or may be incorporated by reference into this Prospectus, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to International Home Foods, Inc., 1633 Littleton Road, Parsippany, New Jersey 07054, Attention: Lynne Misericordia, telephone: (973) 359-9920.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of the federal securities laws. All statements, other than statements of historical facts, included in this Prospectus, including without limitation, certain statements under the "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business" and located elsewhere herein regarding the Company's operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("cautionary statements") are disclosed in this Prospectus, including without limitation, in conjunction with the forward-looking statements included in this Prospectus and under "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition." All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
INTERNATIONAL HOME FOODS, INC.
REPORT OF INDEPENDENT ACCOUNTANTS...........................  F-2
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS....................  F-3
CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets as of December 31, 1996 and
     1997...................................................  F-4
  Consolidated Statements of Income for the years ended
     December 31, 1995, 1996 and 1997.......................  F-5
  Consolidated Statements of Changes in Stockholders' Equity
     (Deficiency) for the years ended December 31, 1996 and
     1997...................................................  F-6
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1995, 1996 and 1997.......................  F-7
  Notes to Consolidated Financial Statements................  F-8
  Condensed Consolidated Balance Sheets as of June 30, 1998
     (unaudited)............................................  F-31
  Condensed Consolidated Statements of Income for the three
     and six month periods ended June 30, 1997 and 1998
     (unaudited)............................................  F-32
  Condensed Consolidated Statements of Cash Flows for the
     six month periods ended June 30, 1997 and 1998
     (unaudited)............................................  F-33
  Condensed Consolidated Statements of Comprehensive Income
     for the three and six month periods ended June 30, 1997
     and 1998 (unaudited)...................................  F-34
  Notes to Condensed Consolidated Financial Statements for
     the six months ended June 30, 1998 (unaudited).........  F-35
BUMBLE BEE SEAFOODS, INC.
INDEPENDENT AUDITORS' REPORT................................  F-42
CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets as of December 31, 1996
     (audited) and
     June 30, 1997 (unaudited)..............................  F-43
  Consolidated Statements of Operations and Accumulated
     Deficit for the years ended December 31, 1995 and 1996
     (audited) and for the six month period ended June 30,
     1997 (unaudited).......................................  F-44
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1995 and 1996 (audited) and for the six
     month period ended June 30, 1997 (unaudited)...........  F-45
  Notes to the Consolidated Financial Statements............  F-46
INTERNATIONAL HOME FOODS, INC.
  Unaudited Pro Forma Statement of Income...................  F-54
  Unaudited Pro Forma Statement of Income for the year ended
     December 31, 1997......................................  F-55
  Notes to the Unaudited Pro Forma Statement of Income......  F-56

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of International Home Foods, Inc.:

     We have audited the accompanying consolidated balance sheets of International Home Foods, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity (deficiency), and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of International Home Foods, Inc. and subsidiaries as of December 31, 1995 were audited by other auditors, whose report, dated October 11, 1996 expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Home Foods, Inc. and subsidiaries as of December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

                                            /s/ PRICEWATERHOUSECOOPERS LLP

                                            Coopers & Lybrand L.L.P.

Parsippany, New Jersey
March 6, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To American Home Products Corporation:

     We have audited the accompanying combined statements of operations and parent company's investment and advances and cash flows of American Home Food Products identified in Notes 1 and 2 for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of American Home Food Products for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

New York, New York
October 11, 1996

                         INTERNATIONAL HOME FOODS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              (DOLLARS IN THOUSANDS,
                                                               EXCEPT PER SHARE AND
                                                                  SHARE AMOUNTS)
Current Assets:
  Cash and cash equivalents.................................  $   45,859   $   11,872
  Accounts receivable, net of allowances....................      48,801      108,132
  Inventories...............................................     129,205      220,565
  Prepaid expenses and other current assets.................       8,197       16,661
  Deferred income taxes.....................................      11,571       21,102
                                                              ----------   ----------
          Total current assets..............................     243,633      378,332
Property, plant and equipment, net..........................     186,002      210,195
Intangible assets, net......................................     153,938      308,846
Deferred income taxes.......................................     353,034      338,611
Other assets................................................      31,664       26,066
                                                              ----------   ----------
          Total assets......................................  $  968,271   $1,262,050
                                                              ==========   ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:
  Due to banks..............................................  $    9,278   $   12,228
  Current portion of long-term debt.........................      26,000       27,400
  Revolving credit facility.................................          --       40,000
  Accounts payable..........................................      18,679       38,871
  Amount payable to minority stockholder....................      16,556           --
  Accrued salaries, wages and benefits......................      14,379       16,591
  Accrued advertising and promotion.........................      38,127       50,308
  Accrued interest..........................................      10,843        7,844
  Other accrued liabilities.................................      28,151       36,954
                                                              ----------   ----------
          Total current liabilities.........................     162,013      230,196
Long-term debt..............................................   1,044,000      942,600
Postretirement benefits obligation..........................      16,689       19,545
Other noncurrent liabilities, primarily accrued royalties...       9,764        2,079
                                                              ----------   ----------
          Total liabilities.................................   1,232,466    1,194,420
                                                              ----------   ----------
Commitments and contingencies
Stockholders' Equity (Deficiency)(1)
  Preferred stock -- par value $.01 per share; authorized,
     100,000,000 shares; no shares issued or outstanding....          --           --
  Common stock -- par value $.01 per share; authorized,
     300,000,000 shares; issued and outstanding 77,155,550
     and 61,922,990 shares..................................         619          772
  Additional paid-in capital................................    (261,318)      52,202
  Retained earnings (accumulated deficit)...................      (1,598)      18,034
  Foreign currency translation adjustment...................      (1,898)      (3,378)
                                                              ----------   ----------
          Total stockholders' equity (deficiency)...........    (264,195)      67,630
                                                              ----------   ----------
          Total liabilities and stockholders' equity
            (deficiency)....................................  $  968,271   $1,262,050
                                                              ==========   ==========

------------------------------

(1) Per share and share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

   The accompanying notes are an integral part of the consolidated financial statements.

                         INTERNATIONAL HOME FOODS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEARS ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1995          1996           1997
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                    AND SHARE AMOUNTS)
Net sales..............................................  $ 818,861    $   942,792    $ 1,222,434
Cost of sales..........................................    398,122        444,879        611,153
                                                         ---------    -----------    -----------
  Gross profit.........................................    420,739        497,913        611,281
Marketing expenses.....................................    186,396        191,527        250,683
Selling, general and administrative expenses...........    165,736        148,903        170,582
Provision for restructuring and other charges..........         --          4,308             --
Stock option compensation..............................         --             --         46,366
                                                         ---------    -----------    -----------
  Income from operations...............................     68,607        153,175        143,650
Interest expense.......................................         --         17,072        104,933
Interest income and other, net.........................         --            177          1,046
                                                         ---------    -----------    -----------
  Income before provision for income taxes.............     68,607        136,280         39,763
Provision for income taxes.............................     29,414         53,319         15,795
                                                         ---------    -----------    -----------
  Income before extraordinary item.....................     39,193         82,961         23,968
Extraordinary loss, net of tax benefit of $2,863.......         --             --         (4,336)
                                                         ---------    -----------    -----------
  Net income...........................................  $  39,193    $    82,961    $    19,632
                                                         =========    ===========    ===========
Former parent company's investment and advances,
  beginning of period..................................  $ 467,139    $        --    $        --
Advances, withdrawals and dividends, net...............   (121,335)            --             --
                                                         ---------    -----------    -----------
Former parent company's investment and advances, end of
  period...............................................  $ 384,997    $        --    $        --
                                                         =========    ===========    ===========
Basic earnings per share(1):
  Income before extraordinary item.....................               $      1.34    $      0.38
  Extraordinary item...................................                        --          (0.07)
                                                         ---------    -----------    -----------
  Net income...........................................               $      1.34    $      0.31
                                                         =========    ===========    ===========
  Shares used in computing basic earnings per share....                61,922,990     64,020,472
Diluted earnings per share(1):
  Income before extraordinary item.....................               $      1.34    $      0.36
  Extraordinary item...................................                        --          (0.06)
                                                         ---------    -----------    -----------
  Net income...........................................               $      1.34    $      0.30
                                                         =========    ===========    ===========
  Shares used in computing diluted earnings per
     share.............................................                61,922,990     66,242,672
                                                         =========    ===========    ===========

------------------------------

(1) Per share and share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

   The accompanying notes are an integral part of the consolidated financial statements.

                         INTERNATIONAL HOME FOODS, INC.

     CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1996          1997
                                                               (DOLLARS IN THOUSANDS,
                                                                EXCEPT SHARE AMOUNTS)
Common Stock(1):
  Balance at beginning of year..............................   $      --     $     619
  Issuance of common shares (15,232,728 shares).............          --           153
  Effect of merger transaction -- issued 61,922,990
     shares.................................................         619            --
                                                               ---------     ---------
  Balance at end of year....................................   $     619     $     772
                                                               =========     =========
Additional Paid-in Capital(1):
  Balance at beginning of year..............................   $      --     $(261,318)
  Issuance of common shares.................................          --       224,965
  Stock option compensation.................................          --        46,366
  Productos Del Monte (PDM) acquisition.....................          --        39,969
  Effect of merger transaction..............................    (261,318)        2,220
                                                               ---------     ---------
  Balance at end of year....................................   $(261,318)    $  52,202
                                                               =========     =========
Foreign Currency Translation Adjustment:
  Balance at beginning of year..............................   $      --     $  (1,898)
  Effect of merger transaction..............................      (1,662)           --
  Translation adjustment for the year 1997 and the period
     from November 1, 1996 to December 31, 1996,
     respectively...........................................        (236)       (1,480)
                                                               ---------     ---------
  Balance at end of year....................................   $  (1,898)    $  (3,378)
                                                               =========     =========
Former Parent Company's Investment and Advances:
  Balance at beginning of year..............................   $ 384,997     $      --
  Net income*...............................................      84,559            --
  Other activity, net**.....................................    (101,256)           --
  Effect of merger transaction..............................    (630,661)           --
  Transfer to Common Stock, Additional Paid-in Capital and
     Foreign Currency Translation Adjustment on November 1,
     1996...................................................     262,361            --
                                                               ---------     ---------
  Balance at end of year....................................   $      --     $      --
                                                               =========     =========
Retained Earnings (Accumulated Deficit):
  Balance at beginning of year..............................   $      --     $  (1,598)
  Net income for the year 1997 and net loss for the period
     from November 1, 1996 to December 31, 1996,
     respectively...........................................      (1,598)       19,632
                                                               ---------     ---------
  Balance at end of year....................................   $  (1,598)    $  18,034
                                                               =========     =========

------------------------------

*    For the period January 1, 1996 to October 31, 1996.

** Consists principally of advances, withdrawals, dividends and foreign currency translation adjustments.

(1) Per share and share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

   The accompanying notes are an integral part of the consolidated financial statements.

                         INTERNATIONAL HOME FOODS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                           -----------------------------------
                                                             1995         1996         1997
                                                                 (DOLLARS IN THOUSANDS)
Operating Activities:
  Net income.............................................  $  39,193   $    82,961   $  19,632
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization.......................     30,154        19,019      30,080
     Deferred income taxes...............................         --        (1,032)      2,584
     Provision for restructuring and other charges.......         --         4,308          --
     Stock option compensation...........................         --            --      46,366
     Extraordinary item, net of tax......................         --            --       4,336
  Changes in assets and liabilities (net of acquisitions)
     Accounts receivable.................................     61,710         1,253     (13,249)
     Inventories.........................................      8,103        14,970       1,046
     Other current assets................................      1,051        (3,133)     (3,526)
     Accounts payable....................................     (2,578)         (352)         82
     Accrued liabilities.................................      8,246        30,298       3,247
     Other non-current assets and liabilities............       (343)       (2,342)    (18,657)
                                                           ---------   -----------   ---------
          Net cash provided by operating activities......    145,536       145,950      71,941
                                                           ---------   -----------   ---------
Investing Activities:
  Purchases of plant and equipment, net..................    (24,201)      (11,905)    (13,563)
  Purchase of businesses, net of cash acquired...........         --       (29,136)   (240,246)
                                                           ---------   -----------   ---------
          Net cash used in investing activities..........    (24,201)      (41,041)   (253,809)
                                                           ---------   -----------   ---------
Financing Activities:
  Increase in due to banks...............................         --         9,278       2,157
  Dividends paid to American Home Products Corporation...     (5,818)       (1,539)         --
  Redemption of common stock of IHF and distribution to
     American Home Products Corporation..................         --    (1,209,000)         --
  Payment to minority stockholder........................         --            --     (16,556)
  Change in former parent company's investment and
     advances, net.......................................   (115,793)      (99,121)         --
  Issuance of long-term bank debt........................         --       670,000     650,000
  Issuance of Senior Subordinated Notes..................         --       400,000          --
  Payment of debt issuance costs.........................         --       (30,649)     (1,188)
  Retirement of Heritage long-term debt and accrued
     interest............................................         --       (40,763)         --
  Issuance of common stock, net of issuance costs........         --       242,744     224,948
  Repayment of long-term bank debt.......................         --            --    (750,000)
  Borrowings from revolving credit facility..............         --            --     141,000
  Repayment of borrowings from revolving credit
     facility............................................         --            --    (101,000)
                                                           ---------   -----------   ---------
          Net cash provided by (used in) financing
            activities...................................   (121,611)      (59,050)    149,361
                                                           ---------   -----------   ---------
  Effect of exchange rate changes on cash................        276            --      (1,480)
                                                           ---------   -----------   ---------
  (Decrease)/Increase in cash and cash equivalents.......         --        45,859     (33,987)
  Cash and cash equivalents at beginning of year.........         --            --      45,859
                                                           ---------   -----------   ---------
  Cash and cash equivalents at end of year...............  $      --   $    45,859   $  11,872
                                                           =========   ===========   =========
  Cash paid during the year for:
     Interest............................................  $      --   $     5,568   $ 103,199
     Income taxes........................................  $   2,409   $       827   $   1,579

   The accompanying notes are an integral part of the consolidated financial statements.

                         INTERNATIONAL HOME FOODS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1) DESCRIPTION OF BUSINESS, MERGER AND ACQUISITION

  Background and Basis of Presentation

     On September 5, 1996, American Home Products Corporation ("American Home Products" or "AHP"), AHP Subsidiary Holding Corporation and other parties entered into an agreement ("Agreement") pursuant to which an affiliate ("Hicks Muse Holding") of Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("Hicks Muse") acquired, effective November 1, 1996, an 80 percent interest in International Home Foods, Inc. ("IHF" or "the Company") for approximately $1,226,000. In connection with this transaction (the "IHF Acquisition"), American Home Products contributed all of its other food products businesses into IHF. Effective November 1, 1996, these entities and businesses constitute IHF. In connection with the Agreement, IHF received $264,000 of equity financing and incurred indebtedness of $1,070,000. Approximately $962,000 of the proceeds was used to redeem shares of common stock of IHF which were indirectly held by American Home Products and $264,000 was distributed to American Home Products. At December 31, 1996, the Company had a liability to American Home Products of $16,556 for the unpaid redemption amount due upon final determination of the purchase price. As a result of the redemption, American Home Products continued to beneficially own approximately 20 percent of the Company, which declined to approximately 12% upon completion of the Company's initial public offering (Note 10). The IHF Acquisition was accounted for as a leveraged recapitalization such that the Company's assets and liabilities remain at their historical bases for financial reporting purposes; for income tax purposes, the transaction was treated as a taxable business combination such that the consolidated financial statements reflect a "step-up" in tax basis (Note 8).

     Earnings, advances, withdrawals, dividends, foreign currency translation adjustments and other transactions between the Company and American Home Products for periods prior to November 1, 1996 are reflected in Former Parent Company's Investment and Advances in the accompanying financial statements which are presented on a combined basis prior to November 1, 1996 and on a consolidated basis subsequent to November 1, 1996. The combined financial statements for the periods prior to November 1, 1996, reflect the operations and cash flows of the Company as if the Company was a stand-alone entity. The Company began presenting retained earnings (accumulated deficit) as a separate component of stockholders' equity (deficiency) effective November 1, 1996.

     The effects of the IHF Acquisition are summarized as follows:

Redemption and distribution to AHP Subsidiary Holding
  Corporation...............................................  $(1,225,556)
Issuance of Common Stock....................................      264,000
Fees........................................................      (21,256)
Recognition of postretirement benefits obligation...........      (16,207)
Deferred income taxes.......................................      368,358
                                                              -----------
                                                              $  (630,661)
                                                              ===========

     Pro forma unaudited net income (loss) for the years ended December 31, 1995 and 1996, assuming the IHF Acquisition had occurred at the beginning of 1995, would have been ($22,002) and $31,241, respectively. Decreases to reported net income result from increased pro forma interest expense, partially offset by the related tax effects. The unaudited pro forma amounts do not purport to be indicative of what the Company's actual results of operations would have been had the IHF Acquisition been consummated on January 1, 1995 or to project the Company's results of operations for any future period.

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates made by management. Actual results could differ from these estimates. Estimates are used when accounting for potential bad debts, inventory obsolescence and spoilage, trade and promotion allowances, coupon redemptions, depreciation

                         INTERNATIONAL HOME FOODS, INC.

and amortization, stock option compensation, deferred income taxes and tax valuation allowances, restructuring charges and contingencies, among other items.

  Acquisition

     Immediately after the IHF Acquisition and effective November 1, 1996, the Company acquired Heritage Brands Holdings, Inc. and subsidiaries (Heritage) from an affiliate of Hicks Muse for approximately $70,800, including the assumption of approximately $40,800 of debt which was repaid immediately following consummation of the acquisition, in a transaction accounted for using the purchase method of accounting. The excess of the purchase price of Heritage over the fair value of assets acquired and liabilities assumed resulted in goodwill and other intangible assets of approximately $59,100 which are being amortized over 20 years. The acquisition was not significant and, accordingly, pro forma financial information has not been provided. The results of operations and cash flows of Heritage have been included in the accompanying consolidated financial statements of the Company since November 1, 1996.

  Business

     The Company operates in one business segment which manufactures and markets a diversified portfolio of shelf-stable food products including entrees, side dishes, spreadable fruit products, snacks and canned fish, among others. The Company sells its products primarily in the United States, Puerto Rico, Canada and Mexico, and is not dependent on any single or major group of customers for its sales.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Combination/Consolidation

     For periods through October 31, 1996, the accompanying financial statements included the operations of the following indirect wholly-owned subsidiaries of
AHP: American Home Food Products, Inc. (now the Company) and its subsidiary M. Polaner, Inc., American Home Foods, Inc. (now I.H.F.P., Inc.), Luck's Incorporated, Canadian Home Products Limited (now International Home Foods (Canada), Inc.), and certain related assets owned by AHP (collectively, American Home Food Products) and its subsidiaries. The consolidated operations of the Company include the aforementioned entities and Heritage (effective November 1, 1996), Bumble Bee Seafoods, Inc. and Subsidiaries (effective July 1, 1997), Productos Del Monte (PDM) (effective October 1, 1997), Creative Products, Inc. (effective October 1, 1997) and Orleans Seafoods, Inc. (effective November 24,
1997). All significant intercompany balances and transactions have been eliminated in the combined and consolidated financial statements. The accompanying combined and consolidated financial statements are referred to herein as "consolidated" financial statements.

  Cash and Cash Equivalents

     All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company's cash and cash equivalents at December 31, 1996 and December 31, 1997 consist of cash in banks, investments in mutual funds and the commercial paper of several companies.

  Inventories

     Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis. Bumble Bee Seafood raw fish inventories are stated at specifically identified cost.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Normal maintenance and repairs are expensed. Additions and improvements either to provide necessary capacity, improve the efficiency of production or to

                         INTERNATIONAL HOME FOODS, INC.

modernize facilities are capitalized. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally 40 years for buildings, 15 years for machinery and equipment and 5-20 years for furniture and fixtures. Leasehold improvements are amortized over the remaining lives of the respective leases.

  Intangible and Other Assets

     Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized using the straight-line method over periods of 8-40 years. Deferred financing costs incurred in connection with the agreements for bank and other indebtedness are being amortized over the terms of the financings using the interest method. Amortization of deferred financing costs is included in interest expense.

     The Company continually reviews goodwill to evaluate whether changes have occurred that would suggest that goodwill may be impaired based on the estimated cash flows of the entity acquired over the remaining amortization period. If this review indicates that the remaining estimated useful life of goodwill requires revision or that goodwill is not recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis.

  Research and Development

     Research and Development costs are charged to expense as incurred and amounted to $6,447, $3,823 and $1,913 for the years ended December 31, 1995, 1996 and 1997, respectively.

  Advertising

     Advertising and promotion costs are charged to expense as incurred. Advertising costs amounted to $42,386, $58,551 and $63,675 for the years ended December 31, 1995, 1996 and 1997, respectively.

  Former Parent Company's Investment and Advances

     Former Parent Company's Investment and Advances includes the stockholders' equity of the individual AHP subsidiaries as described in Note 2. The equity of the individual subsidiaries represents the original investment by AHP, plus accumulated net income and net advances, withdrawals and dividends. For periods prior to November 1, 1996, cash receipts were transferred to AHP by daily cash sweeps, and AHP made funds available for operating expenses.

  Foreign Currency Translation

     The assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at period end exchange rates. Income, expense and cash flow amounts are translated using monthly average exchange rates. Translation adjustments were accumulated in Former Parent Company's Investment and Advances through October 31, 1996 and, effective November 1, 1996, are accumulated as a separate component of stockholders' equity (deficiency). Transaction gains and losses are reflected in other income (expense), net and have not been significant.

  Financial Instruments

     The acquisition cost of interest rate collars is amortized as interest expense over the terms of the related agreements. Interest expense is adjusted, if required, to reflect the interest rates included in these collar agreements.

                         INTERNATIONAL HOME FOODS, INC.

  Earnings per Share

     Earnings per share is computed in accordance with Financial Accounting Standards Board Statement No. 128, Earnings per share (SFAS 128), which became effective for financial statements issued for periods ending after December 15, 1997. The statement specifies the computation, presentation and disclosure requirements for earnings per share (EPS). Basic EPS is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if options to issue common stock are assumed to be exercised or converted into common stock.

  Income Taxes

     The Company's operations were included in the consolidated income tax returns of AHP through October 31, 1996. The Company was charged by AHP based on the statutory tax rates adjusted for permanent differences, but without regard for temporary differences. Accordingly, the Company's financial statements for periods prior to the IHF Acquisition do not reflect deferred tax assets or liabilities since those amounts were being provided for by AHP. Deferred tax assets and liabilities prior to the IHF Acquisition would have reflected temporary differences between assets and liabilities for financial reporting and income tax purposes. Such temporary differences were primarily attributable to depreciation, allowances for doubtful accounts and nondeductible reserves and were not significant through October 31, 1996. The income tax provision on a stand-alone basis for periods prior to November 1, 1996 would not differ materially from the income tax provision reflected in the accompanying consolidated financial statements.

     For periods after November 1, 1996, the Company's income tax provision has been prepared with deferred income taxes provided for differences in the financial statement and tax bases of assets and liabilities. The tax effects of the temporary differences which resulted from the "step-up" in tax basis (Notes 1 and 8) have been reflected in stockholders' deficiency as of November 1, 1996. The Company intends to permanently reinvest the undistributed earnings of the Canadian operations; accordingly, deferred income taxes, which would not be significant, have not been provided for the repatriation of such undistributed earnings.

  Reclassifications

     Certain 1995 and 1996 amounts have been reclassified to conform with the 1997 presentation.

(3) INVENTORIES

     Inventories are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
Raw materials...............................................  $ 29,932   $ 46,127
Work in progress............................................    26,790     20,770
Finished goods..............................................    72,483    153,668
                                                              --------   --------
          Total.............................................  $129,205   $220,565
                                                              ========   ========

                         INTERNATIONAL HOME FOODS, INC.

(4) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
Land........................................................  $  4,589   $ 19,397
Buildings and leasehold improvements........................   107,923    114,919
Machinery and equipment.....................................   185,867    204,956
Furniture and fixtures......................................    19,917     25,238
                                                              --------   --------
                                                               318,296    364,510
Less: accumulated depreciation..............................   132,294    154,315
                                                              --------   --------
          Total.............................................  $186,002   $210,195
                                                              ========   ========

     Depreciation expense aggregated $17,144, $15,683 and $18,333 for the years ended December 31, 1995, 1996 and 1997, respectively.

(5) INTANGIBLE AND OTHER ASSETS

     Intangible assets are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
Goodwill and tradenames.....................................  $169,749   $331,663
Less: accumulated amortization..............................    15,811     22,817
                                                              --------   --------
Intangible assets, net......................................  $153,938   $308,846
                                                              ========   ========

     Amortization of intangibles totaled $13,010, $2,675 and $7,006 for the years ended December 31, 1995, 1996 and 1997, respectively. All fully amortized intangibles have been retired.

     Other assets include deferred financing costs, net of amortization, in connection with the Company's issuance of long-term debt. At December 31, 1996 and 1997, deferred financing costs, net were $31,488 and $23,701, respectively. Amortization expense for the period from November 1, 1996 (date of debt issuance) to December 31, 1996 and for the year ended December 31, 1997, excluding the write off due to debt refinancing (Note 18), amounted to $661 and $4,741, respectively.

(6) ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS AND ALLOWANCES

     The allowance for doubtful accounts and sales returns and allowances and their related activity are as follows:

                                                                         Write-Offs and
                                       Beginning             Charged     Reductions, Net   Ending
                                        Balance    Other*   to Expense    of Recoveries    Balance
                                       ---------   ------   ----------   ---------------   -------
Year ended December 31, 1995.........   $3,474     $   --     $1,103          $513         $4,064
Year ended December 31, 1996.........    4,064         --        563           296          4,331
Year ended December 31, 1997.........    4,331      1,490      1,357           994          6,184

------------------------------

* Relates to balances assumed of companies acquired in 1997.

(7) BUSINESS RESTRUCTURING AND OTHER CHARGES

     In December 1996, a pretax charge was recorded for severance costs of $3,240 and other charges (principally non-cash) of $1,068.

                         INTERNATIONAL HOME FOODS, INC.

     The severance charge covered both voluntary and involuntary terminations of approximately 125 employees, including management, sales and marketing, technical and administrative personnel. Employee separations were substantially completed prior to December 31, 1996. During 1996, cash payments of $437 were charged against the business restructuring reserve and the remaining amounts were paid during 1997.

(8) INCOME TAXES

     Income before provision for income taxes is as follows:

                                                         FOR YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1995       1996      1997
Domestic...............................................  $62,409   $133,524   $29,006
Foreign................................................    6,198      2,756    10,757
                                                         -------   --------   -------
          Total........................................  $68,607   $136,280   $39,763
                                                         =======   ========   =======

     The provision for income taxes is as follows:

                                                           FOR YEARS ENDED DECEMBER 31,
                                                          ------------------------------
                                                            1995       1996       1997
Domestic................................................  $24,126    $45,334    $11,066
Foreign.................................................    2,411      1,193      2,809
State...................................................    2,877      6,792      1,920
                                                          -------    -------    -------
          Total.........................................  $29,414    $53,319    $15,795
                                                          =======    =======    =======

     A reconciliation between the Company's effective tax rate and U.S. statutory rate is as follows:

                                                               FOR YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1995   1996   1997
U.S. statutory rate.........................................   35%    35%    35%
State tax, net of federal benefit...........................    3      4      4
Amortization of other intangibles and purchase price over
  fair value................................................    5     --     --
Other.......................................................   --     --      1
                                                               --     --     --
Effective tax rate..........................................   43%    39%    40%
                                                               ==     ==     ==

                         INTERNATIONAL HOME FOODS, INC.

     The current and deferred provision for income taxes for 1996 and 1997 is as follows:

                                                   PERIOD FROM   PERIOD FROM
                                                   JANUARY 1,    NOVEMBER 1,      FOR THE
                                                     1996 TO       1996 TO       YEAR ENDED
                                                   OCTOBER 31,   DECEMBER 31,   DECEMBER 31,
                                                      1996           1996           1997
                                                   -----------   ------------   ------------
Current:
  Federal........................................    $46,136       $    --        $ 2,239
  Foreign........................................      1,228            41          2,809
  State..........................................      6,944             2            772
                                                     -------       -------        -------
                                                      54,308            43          5,820
Deferred:
  Federal........................................         --          (802)         8,827
  Foreign........................................         --           (76)            --
  State..........................................         --          (154)         1,148
                                                     -------       -------        -------
                                                          --        (1,032)         9,975
                                                     -------       -------        -------
                                                     $54,308       $  (989)       $15,795
                                                     =======       =======        =======

     For federal and state income tax purposes, the IHF Acquisition (Note 1) is a taxable business combination and is a qualified stock purchase. The buyer and seller have elected jointly to treat the IHF Acquisition as an asset acquisition under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. A preliminary allocation of the purchase price to the tax bases of assets and liabilities based on their respective estimated fair values at November 1, 1996 was made for income tax purposes. During 1997, finalization of the purchase price allocation resulted in an increase of $2,220 in additional paid-in capital. In connection with the IHF Acquisition, the Company recorded a deferred tax asset of approximately $368,000 at November 1, 1996 related to future tax deductions for the net excess of the tax bases of the assets and liabilities over the financial statement carrying amounts with a corresponding credit to additional paid-in capital.

     Historically, the Company has generated operating income and realization of the deferred tax assets is dependent upon the Company's ability to generate sufficient future taxable income which management believes is more likely than not. The Company anticipates future taxable income sufficient to realize the recorded deferred tax assets. Future taxable income is based on management's forecasts of the operating results of the Company and there can be no assurance that such results will be achieved.

     Management continually reviews such forecasts in comparison with actual results and expected trends. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expense in the period of such determination.

     As discussed in Note 2, the Company's consolidated financial statements for periods prior to November 1, 1996 do not reflect deferred income taxes as all such taxes were provided for by AHP. Deferred tax assets and liabilities existing prior to the IHF Acquisition and the purchase of Heritage have been reflected on the accompanying consolidated balance sheets, effective November 1, 1996, as an adjustment to the former parent company's investment and advances account or goodwill, as appropriate.

                         INTERNATIONAL HOME FOODS, INC.

     The components of deferred tax assets at November 1, 1996, December 31, 1996 and December 31, 1997 are as follows:

                                                  NOVEMBER 1,   DECEMBER 31,   DECEMBER 31,
                                                     1996           1996           1997
                                                  -----------   ------------   ------------
Current deferred tax assets:
  Allowance for doubtful accounts...............   $  2,196       $  1,771       $  1,999
  Inventory reserves............................     14,813          2,850          4,968
  Other accruals................................      2,557          6,950         14,135
                                                   --------       --------       --------
          Net current deferred tax assets.......     19,566         11,571         21,102
Noncurrent deferred tax assets:
  Property, plant and equipment.................     15,668         15,607            146
  Tradenames....................................    189,909        187,689        174,952
  Goodwill......................................    139,874        137,813        141,746
  Stock options.................................         --             --         18,036
  Other.........................................        829            855            685
  Net operating loss carryforwards..............        727         14,070          6,046
  Valuation allowance...........................     (3,000)        (3,000)        (3,000)
                                                   --------       --------       --------
          Net noncurrent deferred tax assets....    344,007        353,034        338,611
                                                   --------       --------       --------
          Net deferred tax assets...............   $363,573       $364,605       $359,713
                                                   ========       ========       ========

     At December 31, 1997 the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $16,000 which expire in years ending through 2011. The Company has established a $3,000 valuation allowance related to deferred tax assets due to limitations regarding the utilization of state net operating loss carryforwards.

(9) LONG-TERM DEBT

     In connection with the IHF Acquisition, the Company entered into a $770,000 Credit Agreement (Senior Bank Facilities) with Chase Manhattan Bank, Bankers Trust Company and Morgan Stanley Senior Funding, Inc. and issued $400,000 of
10 3/8 percent Senior Subordinated Notes (Notes). The Senior Bank Facilities provided for term loans in three tranches aggregating $670,000 and a revolving credit loan facility of $100,000. The Company amended the Senior Bank Facilities in connection with the Bumble Bee acquisition (Note 17), and again subsequent to its Initial Public Offering (Note 10). The Senior Bank Facilities now comprise
(i) a $420 million Tranche A term loan facility, maturing in 2004 with mandatory semiannual repayments commencing March 31, 1998 and aggregating $27.0 million, $40.0 million, $57.0 million, $73.0 million, $82.0 million and $91.0 million in the years 1998 through 2003, respectively, and the remaining $50 million on March 31, 2004; and (ii) a $150 million Tranche B term loan facility, maturing in 2005 with mandatory semiannual repayments commencing March 31, 1998 aggregating $0.4 million in 1998 through 2003, $20.2 million in 2004 and the remaining $127.4 million in 2005; and (iii) a $200 million revolving credit facility, maturing in 2004, or earlier upon repayment of the term loans. In addition to scheduled periodic repayments, the Company is also required to make mandatory repayments of the loans under the Senior Bank Facilities with a portion of its excess cash flow, as defined.

     Borrowings under the amended Senior Bank Facilities bear interest at variable rates, generally based on adjusted LIBOR plus applicable margins (1.5% in the case of the revolving credit facility and the Tranche A term loan facility and 1.75% in the case of the Tranche B term loan facility). The weighted average interest rate for 1997 was 8.16%. At December 31, 1997, interest rates in effect on Tranches A and B and the revolving credit facility were 7.41%, 7.66% and 7.44%, respectively.

                         INTERNATIONAL HOME FOODS, INC.

     The Senior Bank Facilities required the Company to enter into interest rate protection agreements to the extent necessary to provide that, when combined with the Senior Subordinated Notes, at least 50% of the Company's aggregate indebtedness is subject to either fixed interest rate or interest rate protection through December 1998. Accordingly, the Company entered into an interest rate collar transaction that expires in December 1998. The notional amount of the collar is $135 million with the cap set at 8.0% and the floor set at 5.25%. The agreement is with a financial institution having a credit rating (Moody's/S&P) of Aa3/A+, which minimizes non-performance risk.

     The obligations of the Company under the Senior Bank Facilities are unconditionally and irrevocably guaranteed by each of the Company's direct or indirect domestic subsidiaries (collectively, the "Guarantors"). In addition, the Senior Bank Facilities are secured by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary of the Company and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiary of the Company, or any of its domestic subsidiaries and (ii) all tangible and intangible assets (including, without limitation, intellectual property and owned real property) of the Company and the Guarantors (subject to certain exceptions and qualifications).

     The Senior Bank Facilities also contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with affiliates, amend the Indenture and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities the Company is required to comply with specified minimum interest coverage, maximum leverage and minimum fixed charge coverage ratios.

     The Company pays a commission on the face amount of all outstanding letters of credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar loans under the Revolving Credit Facility minus the Fronting Fee (as defined). A fronting fee equal to 1/4% per annum on the face amount of each Letter of Credit is payable quarterly in arrears to the issuing lender for its own account. The Company has entered into agreements for letters of credit amounting to $1,400 at December 31, 1997. The Company also pays a per annum fee equal to 0.375% on the undrawn portion of the commitments in respect of the Revolving Credit Facility. As of December 31, 1997, the Company had a remaining unused Revolving Credit Facility of $158.6 million.

     The Notes are due November 1, 2006, bear interest at a rate of 10 3/8% and are payable semiannually on May 1 and November 1 of each year. The Notes may be redeemed prior to November 1, 2000 in up to an aggregate principal amount of $160 million with the proceeds of one or more equity offerings, as defined, by the Company under certain conditions at a redemption price of 110.375%. The Notes may also be redeemed prior to November 1, 2001 at a redemption price of 100% upon the occurrence of a change of control, as defined. Except as discussed above, the Notes are not redeemable prior to November 1, 2001. The Notes will be redeemable, in whole or in part, at the Company's option at redemption prices decreasing from 105.188% at November 1, 2001 to 100% on November 1, 2004 and thereafter.

     Each Subsidiary Guarantor unconditionally guarantees, jointly and severally, on a senior subordinated basis, the full and prompt payment of principal and interest on the Notes.

     The Notes contain certain restrictive covenants limiting, among other things (i) the incurrence of additional indebtedness; (ii) the declaration or payment of dividends or other capital stock distributions or redemptions; (iii) the redemption of certain subordinated obligations; (iv) investments; (v) sale of assets; and (vi) consolidations, mergers and transfers of all or substantially all of the Company's assets.

     At December 31, 1996, the fair value of the Company's $400 million Notes approximated its carrying value. The Company's Notes at December 31, 1997 had an estimated fair value of approximately $440 million

                         INTERNATIONAL HOME FOODS, INC.

based on their publicly quoted rates. The fair value of the Senior Bank Facilities at December 31, 1996 and 1997 approximated its carrying value. The Company does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

     Long-term debt at December 31, 1996 and 1997 is as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                  1996          1997
Senior Bank Facilities:
  Tranche A.................................................   $  300,000     $420,000
  Tranche B.................................................      200,000      150,000
  Tranche C.................................................      170,000           --
                                                               ----------     --------
                                                                  670,000      570,000
Senior Subordinated Notes...................................      400,000      400,000
                                                               ----------     --------
                                                                1,070,000      970,000
Less: Current portion.......................................       26,000       27,400
                                                               ----------     --------
  Long-term debt............................................   $1,044,000     $942,600
                                                               ==========     ========

     The aggregate maturities of all long-term debt during each of the next five years are $27,400, $40,400, $57,400, $73,400 and $82,400 for 1998, 1999, 2000,
2001 and 2002, respectively, and $689,000 thereafter.

(10) INITIAL PUBLIC OFFERING

     In November 1997, the Company completed the issuance of 12.1 million common shares through an initial public offering, resulting in net proceeds (after deducting issuance costs) of $224.9 million. The proceeds of the offering were used to repay indebtedness under the Senior Bank Facilities.

(11) EMPLOYEE BENEFIT PLANS

     For the AHP defined benefit pension plans in which the Company participated prior to the IHF Acquisition, the amounts charged to the Company by AHP aggregated $2,762 for the year ended December 31, 1995 and $3,188 for the period January 1, 1996 to October 31, 1996.

     In periods prior to November 1, 1996, the Company participated in certain defined contribution plans sponsored by AHP. Expense recognized for these plans aggregated $1,027 for the year ended December 31, 1995 and $955 for the period from January 1, 1996 to October 31, 1996.

     For periods prior to the IHF Acquisition the Company has not provided certain disclosures required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" since, under the AHP plans, the assets are not segregated or restricted by subsidiary and the benefit obligations have not been assumed by the Company. Further, certain disclosures prescribed by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", have not been provided since the AHP plan is unfunded and the AHP plan's benefit obligations will not be assumed by the Company.

     In conjunction with the IHF Acquisition, and pursuant to the Agreement, the Company adopted new pension and postretirement plans for individuals previously covered under the American Home Products pension and postretirement plans, with provisions and benefits substantially equivalent to those of the American Home Products Plans.

                         INTERNATIONAL HOME FOODS, INC.

PENSION PLANS

     The Company sponsors various retirement plans for substantially all of its employees. The Company sponsors two insignificant defined benefit pension plans for collective-bargained employees of its Highspire and Canadian operations. The aggregate accumulated benefit obligation, projected benefit obligation, plan assets, and accrued pension costs of the Highspire and Canadian plans were $153, $154, $136 and $19, respectively, at December 31, 1996. Net periodic pension cost for the Highspire and Canadian plans was insignificant for all periods presented. Assumptions used in accounting for these plans for 1996 included a weighted-average discount rate of 7.5 percent, an expected long-term rate of return on plan assets of 7.5 percent, and a rate of increase in compensation levels of 0-3.5 percent.

     Effective January 1, 1997, the Company established defined benefit plans for its salaried and collective-bargained employees. Benefits earned under the plans include service from November 1, 1996 to December 31, 1996; prior service cost for the two-month period was insignificant. Benefits under the plans will be based primarily on compensation levels and years of service. It is the Company's policy to contribute the amounts necessary to meet the minimum funding requirements of defined benefit plans under applicable laws. Plan assets include principally cash equivalents, and debt and equity securities.

     A summary of the components of net periodic pension cost is as follows:

                                                                1997
                                                               ------
Service cost-benefits earned during the period..............   $3,176
Interest cost on projected benefit obligation...............      234
Amortization................................................       50
Actual return on plan assets................................     (394)
                                                               ------
Net periodic pension cost...................................   $3,066
                                                               ======

     The funded status of the plans and related assumptions at December 31, 1997 follows:

                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Accumulated benefit obligation (ABO):
  Vested benefits...........................................    $ 6,941
  Nonvested benefits........................................        737
                                                                -------
  Total ABO.................................................      7,678
Effect of future compensation levels........................      1,187
                                                                -------
  Projected benefit obligation (PBO)........................    $ 8,865
  Plan assets at fair value.................................      4,416
  PBO in excess of plan assets..............................     (4,449)
Less:
  Unrecognized net gain.....................................        381
  Unrecognized prior service cost...........................        425
  Unrecognized transition obligation........................         20
  Other.....................................................       (418)
                                                                -------
Accrued pension liability...................................    $(4,041)
                                                                =======
Principal actuarial assumptions (%):
  Annual long-term rate of return on plan assets............    7.0-8.0
  Discount rate.............................................       7.25
  Annual increase in compensation levels....................    3.5-5.0

                         INTERNATIONAL HOME FOODS, INC.

(12) POSTRETIREMENT BENEFITS OTHER THAN PENSION

     The postretirement health care costs relating to the Company's participation in the AHP postretirement plan represented charges for actual retiree benefit costs based on the ratio of the Company's participants to total AHF participants and aggregated $3,494 for the year ended December 31, 1995 and $3,239 for the period January 1, 1996 to October 31, 1996.

     Pursuant to the Agreement, the Company provides certain health care and life insurance benefits, which are unfunded, for most of its retired employees. Generally, employees become eligible for benefits which were unfunded, after attaining specified age and service requirements. In connection with the IHF Acquisition, at November 1, 1996, the Company has recorded its postretirement benefits obligation with a corresponding charge to paid-in capital.

     A summary of the components of the net periodic postretirement benefit cost is as follows:

                                                           FOR THE PERIOD    FOR THE YEAR
                                                           FROM NOVEMBER 1      ENDED
                                                           TO DECEMBER 31,   DECEMBER 31,
                                                                1996             1997
                                                           ------------------------------
Service cost-benefits earned attributable to service
  during the period......................................       $245            $1,241
Interest cost on the accumulated postretirement benefit
  obligation.............................................        237             1,202
                                                                ----            ------
Net periodic postretirement benefit cost.................       $482            $2,443
                                                                ====            ======

     The status of the plans and related assumptions at December 31, 1996 and 1997 were as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
Accumulated postretirement benefit obligation:
Retirees....................................................  $     --   $    360
Fully eligible participants.................................        --      2,021
Other active participants...................................    16,855     16,754
                                                              --------   --------
          Total accumulated postretirement benefit
            obligation (APBO)...............................  $ 16,855   $ 19,135
                                                              ========   ========
APBO........................................................   (16,855)   (19,135)
Less: Unrecognized (gain)/loss..............................       166       (410)
                                                              --------   --------
Accrued postretirement benefit liability....................  $(16,689)  $(19,545)
                                                              ========   ========

     The discount rates used to determine the above amounts were 7.5% and 7.25% for 1996 and 1997, respectively.

     The assumed health care cost trend rate used to measure the expected cost of benefits was 8.5% for 1997 and is assumed to trend downward to 6.0% for 2010 and thereafter. The health care trend rate has a significant effect on the amounts reported. The effect of a 1% annual increase in these assumed cost trend rates would increase the APBO by approximately $4,100 as of December 31, 1997 and the aggregate of the service and interest cost components of net periodic postretirement health care cost by approximately $522.

SAVINGS PLANS

     Effective November 1, 1996, the Company also sponsors a 401(k) defined contribution plan for nonunion employees. Contributions for the period November 1, 1996 to December 31, 1996 were insignificant. Employer contributions for the year ended December 31, 1997 amounted to $1,638.

                         INTERNATIONAL HOME FOODS, INC.

MULTIEMPLOYER PLANS

     The Company also participates in union-sponsored multiemployer pension, life insurance and health and welfare plans which provide benefits to union employees located at the Company's facility in Vacaville, CA. The Company's contributions to these plans were $3,121, $2,993 and $2,778 for the years ended December 31, 1995, 1996 and 1997, respectively.

(13) RELATED PARTY TRANSACTIONS

     The consolidated statements of income for periods through October 31, 1996 included the costs of certain administrative and other services provided by AHP. These services included treasury, tax, personnel, legal, environmental, safety, public relations, audit and other related costs, which on an annualized basis approximated $2,500 for 1995 and 1996. Such charges are representative of costs which would have been incurred by the Company on a stand alone basis.

     AHP also charged the Company for its share of group insurance costs (medical, dental, basic life, etc.) based on AHP's historical claims experience and current claim trends and the ratio of the Company's employees to total AHP domestic employees. The charges, which are reflected in the accompanying consolidated statements of income, amounted to $11,941 for the year ended December 31, 1995 and $9,143 for the 10 months ended October 31, 1996.

     The consolidated statements of income include rent for 35,000 square feet of space in AHP's corporate headquarters. The rent expense related to this space amounted to $905 and $946 for the years ended December 31, 1995, and 1996, respectively. The Company vacated this space and relocated its corporate headquarters at the end of 1996.

     Various self-insurance coverages were provided to the Company through AHP's consolidated programs through October 31, 1996. Auto, property, product liability and other insurance coverages provided by AHP were allocated to the Company based on past claims history, exposure, trends and judgment. The charges, which are reflected in the accompanying consolidated statements of income for the year ended December 31, 1995 and for the 10 months ended October 31, 1996 amounted to $421 and $346 and, respectively.

     The Company purchased advertising through a wholly-owned subsidiary of AHP through 1996. The rates at which the Company purchased advertising reflected the rates obtained by the consolidated purchasing of AHP. The charges, which are reflected in the accompanying consolidated statements of income for the years ended December 31, 1995 and 1996, amounted to, $42,386 and $45,186, respectively.

     Effective November 1, 1996, the Company entered into a transition services agreement with AHP under which AHP, until six months after November 1, 1996, provided to the Company, for a fee, certain facilities and services. In addition, AHP agreed to assist the Company for 90 days after November 1, 1996 with the administration of welfare benefit plans for payment by the Company to AHP based on past practices. Charges by AHP to the Company under these arrangements were insignificant.

     Effective November 1, 1996, the Company entered into a 10-year monitoring and oversight agreement with an affiliate of its majority stockholder. The agreement provides for an annual fee of the greater of $1,000 or 0.1% of the budgeted consolidated net sales of the Company for the current year. In addition, effective November 1, 1996, the Company entered into a financial advisory agreement with the affiliate under which the affiliate will be entitled to a fee of 1.5% of the transaction value, as defined, for each add-on transaction, as defined. In 1996, the Company incurred monitoring and oversight fees of $167 and paid transaction fees under the financial advisory agreement of $19,320 to such affiliate relating to the IHF Acquisition (Note 1). In 1997, the Company incurred monitoring and oversight fees of $1,254 and financial advisory fees of $3,607.

     Included in prepaid expenses and other current assets at December 31, 1996 is a receivable of approximately $3,600 from AHP for reimbursement of payroll taxes related to option exercises by employees.

                         INTERNATIONAL HOME FOODS, INC.

     Following is an analysis of the activity in the Former Parent Company's Investment and Advances account for the year ended December 31, 1995 and for the ten months ended October 31, 1996:

                                                                                 TEN
                                                                               MONTHS
                                                               YEAR ENDED       ENDED
                                                              DECEMBER 31,   OCTOBER 31,
                                                                  1995          1996
                                                              --------------------------
Beginning balance
  Former parent company's investment and advances...........    $467,139      $384,997
Net income..................................................      39,193        84,559
Distribution of net income through parent company's
  investment and advances account...........................     (39,193)      (84,559)
                                                                --------      --------
                                                                 467,139       384,997
                                                                --------      --------
Changes in other assets and liabilities through the
  accounts:
  Depreciation and amortization.............................      30,154        15,093
  Accounts receivable.......................................      61,710        (6,585)
  Inventories...............................................       8,103        10,903
  Prepaid expenses and other current assets.................       1,051          (820)
  Other noncurrent assets...................................          13            34
  Accounts payable..........................................      (2,578)        1,334
  Accrued salaries, wages and benefits......................         197         2,248
  Accrued advertising and promotion.........................       2,947          (168)
  Other accrued liabilities.................................       5,102           672
  Other.....................................................        (356)        1,132
  Purchases of plant and equipment, net.....................     (24,201)       (7,146)
                                                                --------      --------
                                                                  82,142        16,697
                                                                --------      --------
Effect of merger transaction................................          --      (630,661)
Transfer to common stock
  Additional paid-in capital, and foreign currency
     translation adjustment on November 1, 1996.............          --       262,361
                                                                --------      --------
Ending balance
  Parent company's investment and advances..................    $384,997      $     --
                                                                ========      ========

(14) STOCK COMPENSATION PLANS

     During 1995 and 1996 and in prior years, certain employees of the Company were granted stock options under the AHP stock option plans. These options had a ten-year term and generally vested one year from date of grant. The AHP stock options awarded to Company employees during 1996 or prior were exercised, canceled or settled in cash by January 31, 1997, except for options granted to certain individuals who are now AHP retirees (some of whom are currently employed by the Company) which must be exercised over a three-year period ending November 1, 1999.

     Effective November 1, 1996, the Company adopted the International Home Foods, Inc. 1996 Stock Option Plan (the IHF Plan) which provides for the grant of stock options at fair value on the date of grant. Generally, stock options have a ten-year term and vest immediately or ratably over three years. Certain options were granted with an exercise price which increased by 8% per year until the exercise date. These indexed options were modified during 1997 to reflect a fixed exercise price. Shares and options have been adjusted for the 5.3292 for one reverse stock split. The total number of shares of common stock authorized for grant under the IHF Plan is 8,444,021.

                         INTERNATIONAL HOME FOODS, INC.

     Effective October 23, 1997, the Company amended and restated the IHF Plan. The amended and restated plan is named the International Home Foods, Inc. 1997 Stock Option Plan (the Plan). The option term and vesting provisions, and number of shares authorized, are consistent with the IHF Plan.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its plans. No compensation expense was recognized for 1995, 1996 or for the first six months in 1997. In accordance with APB No. 25, during 1997 the Company recorded a non-cash stock option compensation charge of $46,366 including $44,673 for indexed options granted to senior management and other employees. In the third quarter of 1997, the variable exercise price of these options was fixed. Unearned stock compensation of $4,257 has been recorded as a reduction of paid-in-capital. This amount will be amortized to compensation expense as the related options vest. Estimated charges for the years 1998, 1999 and 2000 as these options vest are $1,573, $1,573 and $1,111, respectively. If the Company had elected to recognize compensation cost based on the fair value of the options at the grant dates, consistent with the method prescribed by SFAS No. 123, net income and per share amounts would have been adjusted to the pro forma amounts indicated below:

                                                           1995      1996      1997
                                                          ---------------------------
Net income:
  As reported...........................................  $39,193   $82,961   $19,632
  Pro forma.............................................  $38,445   $81,793   $43,632
Basic earnings per share:
  As reported...........................................       --   $  1.34   $   .31
  Pro forma.............................................       --   $  1.32   $   .68
Diluted earnings per share:
  As reported...........................................       --   $  1.34   $   .30
  Pro forma.............................................       --   $  1.32   $   .66

------------------------------

Note: Previously reported 1996 amounts have been restated. The pro forma disclosures shown above are not representative of the effects on net income and per share amounts in future years.

     The fair value of the AHP stock options used to compute pro forma net income disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                               1995        1996
                                                              -------------------
Expected volatility.........................................     15.7%       15.0%
Expected term...............................................  4 years     4 years
Dividend yield..............................................      4.4%        4.3%
Risk-free interest rate.....................................      6.1%        6.4%

     1997 pro forma net income and pro forma per share amounts are not impacted by AHP stock options, as there were no AHP options granted in 1997.

     IHF options granted in November 1996 were valued using the minimum value method permitted under SFAS No. 123 for companies which do not have publicly traded equity securities and the following assumptions: expected term of four years, 0% dividend yield, and 5.9% weighted average risk-free interest rate.

     For IHF options granted before and after the date of the Company's initial filing for its public offering, a 0% and a 20% volatility were assumed, respectively. A 0% dividend yield, expected term of four years, and a weighted average risk-free interest rate of 6.1% were utilized in 1997.

                         INTERNATIONAL HOME FOODS, INC.

     Presented below is a summary of the status of the AHP options held by the Company's employees, and IHF stock options, for 1995, 1996 and 1997:

                                                      1995**                       1996**                        1997
                                            --------------------------   --------------------------   --------------------------
                                                          WEIGHTED                     WEIGHTED                     WEIGHTED
                                            SHARES    AVERAGE EXERCISE   SHARES    AVERAGE EXERCISE   SHARES    AVERAGE EXERCISE
                                            (000'S)   PRICE PER SHARE    (000'S)   PRICE PER SHARE    (000'S)   PRICE PER SHARE
AHP options:
  Outstanding at beginning of year........   1,838         $30.22         1,394         $33.07           627         $33.51
  Granted.................................     472         $38.13           153         $52.97            --             --
  Exercised...............................     843         $29.38           758         $32.64           454         $33.53
  Forfeited/Expired.......................      73         $36.73            12         $45.11             3         $38.13
  Settled.................................      --             --           150              *            --             --
  Outstanding at end of year..............   1,394         $33.07           627         $33.51           170         $33.57
IHF indexed options:
  Outstanding at beginning of year........      --             --            --             --         4,175         $ 5.38
  Granted.................................      --             --         4,175         $ 5.33         1,314         $ 5.33
  Forfeited...............................      --             --            --             --         1,314         $ 5.33
  Other, transfer.........................      --             --            --             --         4,175***      $ 5.76
  Outstanding at end of year..............      --             --         4,175         $ 5.38            --             --
  IHF options exercisable at end of
    year..................................      --             --         4,081         $ 5.38            --             --
IHF non-indexed options:
  Outstanding at beginning of year........      --             --            --             --            38         $ 5.33
  Granted.................................      --             --            38         $ 5.33         4,161         $ 8.75
  Forfeited...............................      --             --            --             --           624         $ 5.33
  Other, transfer.........................      --             --            --             --         4,175***      $ 6.40
  Outstanding at end of year..............      --             --            38         $ 5.33         7,750         $ 7.74
IHF options exercisable at end of year....      --             --            38         $ 5.33         4,387         $ 6.73

------------------------------

* 150,000 AHP options were settled for $61.19 per option which represents the stock's fair value at November 1, 1996.

**   1995 and 1996 amounts have been restated from amounts previously reported.

*** The indexed options originally issued with a grant price of $5.33 were fixed at $6.40 during 1997 and are included as non-indexed options as of December 31, 1997.

     The weighted average fair value of AHP stock options granted during 1995 and 1996 is $4.81 and $7.21 per option, respectively. The weighted average fair value of IHF non-indexed options granted in November 1996 is $5.97 per option. The IHF indexed options, which provided for an 8% per annum increased in exercise price, had no value under the minimum value method at December 31, 1996.

     As of December 31, 1997, the 7,750 stock options outstanding under the IHF plan have exercise prices ranging from $5.33 to $27.88 and a weighted average exercise price of $7.74. Such options have a remaining contractual life of approximately ten years and 4,387 were exercisable at December 31, 1997. The following table summarizes the status of stock options outstanding and exercisable as of December 31, 1997, by range of exercise price:

                                                                                       WEIGHTED AVERAGE
                                                           WEIGHTED                     EXERCISE PRICE
      RANGE OF           SHARES         REMAINING          AVERAGE         SHARES       ON EXERCISABLE
   EXERCISE PRICES     OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE       OPTIONS
-------------------------------------------------------------------------------------------------------
$ 5.33-$ 9.06........     6,382         9-10 years          $ 6.29          4,152           $ 6.38
$10.66-$19.00........     1,058           10 years          $15.88            235           $12.79
$20.00-$27.88........       310           10 years          $24.11             --               --

                         INTERNATIONAL HOME FOODS, INC.

     Stock options outstanding at December 31, 1997 which were issued with exercise prices equal to and less than the market price of the stock on the grant date are as follows:

                                                                    WEIGHTED       WEIGHTED
                                                     NUMBER OF      AVERAGE        AVERAGE
                      GRANTS                          OPTIONS    EXERCISE PRICE   FAIR VALUE
                      ------                         ---------   --------------   ----------
Exercise price equals market price.................    2,380         $8.65          $ 8.65
Exercise price less than market price..............    5,370         $7.34          $17.14

(15) COMMITMENTS AND CONTINGENCIES

     The Company has ongoing royalty arrangements with several parties, primarily representing licensing agreements for its wet spices business and for the use of characters in the Company's canned pasta business. The accompanying condensed consolidated statements of income include royalty costs which amounted to $3,136, $2,113 and $1,907 for the years ended December 31, 1995, 1996 and 1997.

     In 1995, the water treatment plant in Mayaguez, Puerto Rico that is 30% owned by the Company entered into a consent decree pursuant to which it agreed to implement remedial capital improvements to improve its waste-water discharge. The Company will be responsible for 30% of the costs of these improvements, which are not expected to be material to the Company.

     Based upon its experience to date, the Company believes that the future cost of compliance with existing environmental laws, regulations and decrees and liability for known environmental claims, will not have a material adverse effect on the Company's financial statements as a whole. However, future events, such as changes in existing laws and regulations or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material.

     In the ordinary course of business, the Company enters into contracts for the purchase of certain of its raw materials and is involved in various pending or threatened litigation and claims. The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. The Company has been identified as a potentially responsible party at one Superfund site. Although the outcome of any legal proceeding cannot be predicted with certainty, management believes through its discussions with counsel and the United States Environmental Protection Agency that its proportionate share of any liability arising from such matters, or the resolution of any other pending or threatened litigation or claims, in the aggregate will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

(16) GUARANTOR FINANCIAL DATA

     The Company's Senior Subordinated Notes are fully unconditionally guaranteed by each of the Company's subsidiaries on a joint and several basis. The Company has not presented separate financial statements and other disclosures concerning each of the subsidiary guarantors because management has determined that such information is not material to the holders of the Senior Subordinated Notes.

     Presented below is summarized combined financial information of the subsidiary guarantors:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
Current assets..............................................  $ 91,835   $262,531
Noncurrent assets...........................................   254,729    426,396
Current liabilities.........................................    46,354     80,108
Noncurrent liabilities......................................   248,052    269,591

                         INTERNATIONAL HOME FOODS, INC.

                                                       FOR THE YEARS ENDING DECEMBER 31,
                                                       ---------------------------------
                                                         1995        1996        1997
Net sales............................................  $131,950    $136,873    $356,921
Gross profit.........................................    65,066      58,382     128,707
Net income (loss)....................................    (3,028)     (1,054)      8,883
Net cash provided by operating activities............    32,379      11,540       8,971
Net cash used in investing activities................   (12,467)    (11,457)     (5,876)
Net cash provided by (used in) financing
  activities.........................................   (19,912)      1,029       2,158

(17) ACQUISITIONS

     Effective July 1, 1997, the Company consummated the acquisition of substantially all of the assets (the "Assets") of Bumble Bee Seafoods, Inc. and its wholly-owned subsidiaries, Bumble Bee International, Inc., Santa Fe Springs Holding Company and Commerce Distributing Company (CDC) (collectively, the "Sellers"), pursuant to the terms of an Asset Purchase and Sale Agreement dated as of May 1, 1997 (the "Agreement") by and among the Sellers, the Company and its wholly-owned subsidiary, Bumble Bee Acquisition Corporation. The aggregate consideration paid for the Assets was approximately $163 million in cash and the assumption of certain liabilities of the Sellers, including trade payables and certain accrued liabilities. The Assets consist primarily of inventory, accounts receivable, property, plant and equipment and trademarks formerly used by the Sellers for the processing and marketing of canned seafood products, principally tuna and salmon, including processing facilities in Puerto Rico, Ecuador and California. The transaction was approved by an order of the Federal Bankruptcy Court for the Southern District of California on June 19, 1997, as part of the bankruptcy proceedings of the Sellers.

     Concurrent with the acquisition of the Assets, the Company amended and restated its then existing credit agreement with Chase Manhattan Bank as of July 1, 1997 (Note 9). The senior secured bank facilities were increased from $670 million (less a $13 million principal payment made in the first quarter of 1997) to $737 million and the Company's Revolver was increased from $100 million to $140 million. The Company financed the purchase of the Assets with the $80 million increase in the term facility, a $30 million draw on the Company's Revolver and the balance of the purchase price from the Company's available cash balances as of the date of the closing.

     On October 1, 1997, the Company acquired Productos Del Monte (PDM) from an affiliate of Hicks Muse for 3,127,415 shares of Common Stock. The shares issued for PDM were valued at their estimated fair value of approximately $40 million, which approximated the purchase price that the Hicks Muse affiliate paid for PDM in 1996. The acquisition of PDM was treated as a combination of entities under common control. Accordingly, the historical accounting values of PDM were carried over for financial accounting purposes. In February 1998, the Company settled a dispute between the Hicks Muse affiliate and PDM's former owners. The settlement has reduced the purchase price paid by the Hicks Muse affiliate.

     On October 1, 1997, the Company acquired Creative Products, Inc. for approximately $52 million in cash. Creative Products is the leading manufacturer of cooking spray sold to private label customers and food service operators. In addition, Creative Products manufactures on a contract basis a number of health and beauty aid products, including hair mousses, hair sprays and deodorants. On November 21, 1997 the Company acquired Orleans Seafood, Inc. for $26.9 million, including transaction fees. Orleans is a specialty canned seafood manufacturer and marketer. The acquisitions were funded through borrowings under the Company's Senior Bank Facilities, and were treated as purchases for accounting purposes.

     The total excess of cost over fair value of net assets acquired will be amortized over 40 years. The information below includes non-cash investing and financing activities supplemental to the consolidated statements of cash flows.

                         INTERNATIONAL HOME FOODS, INC.

     A summary of the excess of cost over fair value of net assets acquired resulting from preliminary purchase price allocations for the acquisitions is as follows:

                                                BUMBLE BEE     PRODUCTOS       CREATIVE         ORLEANS
                                              SEAFOODS, INC.   DEL MONTE    PRODUCTS, INC.   SEAFOOD, INC.
Cost of acquisition, including transaction
  fees......................................     $163,058       $40,000(1)     $51,924          $26,920
Less: acquired assets:
  Current assets............................       94,129        24,903         12,858           12,866
  Property, plant and equipment.............       18,986         4,210          4,133              215
  Intangible assets including tradenames....       20,941        21,077             --              810
  Other assets..............................        2,718            --             18               --
Liabilities assumed.........................      (36,169)      (10,190)        (4,253)            (557)
                                                 --------       -------        -------          -------
Excess of cost over net assets acquired.....     $ 62,453       $      (1)     $39,168          $13,586
                                                 ========       =======        =======          =======

------------------------------

(1) Productos Del Monte was acquired from an entity under common control and accordingly, the historical values were carried over for financial accounting purposes.

     The following unaudited proforma consolidated results of operations have been prepared as if the acquisitions of Bumble Bee and the Other Acquisitions (PDM, Creative Products and Orleans Seafood) had occurred as of the beginning of 1996 and 1997:

                                                              1996                                     1997
                                             --------------------------------------   --------------------------------------
                                                             OTHER                                    OTHER
                                             BUMBLE BEE   ACQUISITIONS     TOTAL      BUMBLE BEE   ACQUISITIONS     TOTAL
Net sales..................................  $1,349,260     $127,253     $1,476,513   $1,406,322     $104,130     $1,510,452
Income before extraordinary items:.........     77,082         1,463         78,545      16,119         2,874         18,993
Net income.................................     77,082         1,463         78,545      11,783         2,874         14,657
Income per share before extraordinary item:
  Basic....................................  $    1.24      $  (0.03)    $     1.21   $    0.25      $   0.04     $     0.29
  Diluted..................................  $    1.24      $  (0.03)    $     1.21   $    0.24      $   0.04     $     0.28
Earnings per share:
  Basic....................................  $    1.24      $  (0.03)    $     1.21   $    0.18      $   0.04     $     0.22
  Diluted..................................  $    1.24      $  (0.03)    $     1.21   $    0.18      $   0.04     $     0.22

     The proforma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

(18) EXTRAORDINARY ITEM

     The Company recorded an extraordinary after-tax charge of $11.3 million, or $0.17 per share on a diluted basis (net of $7.4 million of related tax benefit) associated with the write-off of unamortized deferred financing costs included in other assets in connection with the Senior Bank Facilities amendment in November 1997.

     In July 1998, the Company restated the consolidated financial statements to decrease the extraordinary charge recorded upon extinguishment of debt in connection with the Senior Bank Facilities amendment in November 1997. The restatement reduced the extraordinary after-tax charge associated with the write-off of deferred financing costs from $11.3 million, net of $7.4 million of related tax benefit ($0.17 per share on a diluted basis), to $4.3 million, net of $2.9 million of related tax benefit ($0.06 per share on a diluted basis).

                         INTERNATIONAL HOME FOODS, INC.

(19) EARNINGS PER SHARE

     The Company adopted the provisions of Statement of Financial Accounting Standard No. 128 "Earnings Per Share" ("SFAS 128"), during the fourth quarter of 1997 as required. The new standard specifies the computation, presentation and disclosure requirements for basic and diluted earnings per share ("EPS").

     The following table represents the computation of basic and diluted EPS as required by SFAS 128:

                                                               FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1996        1997
                                                              (SHARES IN THOUSANDS)
Basic EPS computation:
  Net income available to common shares.....................   $82,961     $19,632
  Average number of shares outstanding......................    61,923      64,020
  Basic earnings per share..................................   $  1.34     $  0.31
Diluted EPS Computation:
  Net income available to common shares.....................   $82,961     $19,632
  Average number of shares outstanding......................    61,923      64,020
  Effect of dilutive stock options..........................        --       2,223
                                                               -------     -------
  Total number of shares outstanding........................    61,923      66,243
  Diluted earnings per share................................   $  1.34     $  0.30

(20) IMPACT OF RECENT ACCOUNTING STANDARDS

     In June 1996, Statement of Financial Accounting Standards No. 125 (SFAS
125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", was issued to provide accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement became effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The extraordinary charge recorded (Note 18) is in compliance with SFAS 125.

     In June 1997, SFAS 130, "Reporting Comprehensive Income", was issued to establish standards for reporting and displaying of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires disclosure of the components of comprehensive income including, among other things, foreign currency translation adjustments, minimum pension liability items and unrealized gains and losses on certain investments in debt and equity securities. The Company would be required to show components of comprehensive income in a financial statement displayed as prominently as the other required financial statements. The statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates compliance with this Statement in 1998.

     In June 1997, SFAS 131 "Disclosures About Segments of an Enterprise and Related Information", was issued to establish standards for public business enterprises reporting information regarding operating segments in annual and interim financial statements issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company operates in one business segment which manufactures and markets a diversified portfolio of shelf-stable food products, and accordingly, does not believe the segment reporting aspect of this statement will materially impact their financial statements.

     In February 1998, SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", was issued to standardize employers' disclosures about pension and other postretirement benefit

                         INTERNATIONAL HOME FOODS, INC.

plans. This Statement is effective for fiscal years beginning after December 15, 1997. The Company is currently evaluating the impact of adoption of this Statement on its financial statements, and anticipates compliance in 1998.

(21) LEASES

     The Company leases certain facilities and equipment under operating leases. Rental expenses, including rent related to the Company's lease with AHP (Note
13), aggregated $1,868, $1,884 and $4,181 for the years ended December 31, 1995, 1996 and 1997, respectively. Future minimum lease payments under noncancellable operating leases at December 31, 1997 are as follows:

1998......................................................   $ 6,690
1999......................................................     6,056
2000......................................................     5,141
2001......................................................     5,075
2002 and later years......................................    13,556
                                                             -------
                                                             $36,518
                                                             =======

(22) SUBSEQUENT EVENTS (UNAUDITED)

     On March 9, 1998, the Company, through its Canadian subsidiary, International Home Foods (Canada), Inc., purchased certain assets of Puritan stews and canned meats from Unilever's T. J. Lipton Canada division for a total purchase price of approximately $34.3 million ($CN49.6 million). The acquisition is currently being funded with borrowings under the Company's revolving credit facility.

     On March 10, 1998, the Company signed a definitive agreement with Grist Mill Co. to commence a cash tender offer for all of the outstanding shares of common stock, together with the associated stock purchase rights, for $14.50 per share. The total value of the transaction is approximately $105 million. Grist Mill is a manufacturer and distributor of store brand and value-priced branded food products including ready-to-eat cereals, fruit snacks, granola bars, fruit-filled cereal bars, crisp rice marshmallow bars and preformed pie crusts. The acquisition is anticipated to be funded with borrowings under the Company's Revolving Credit Facility. For the fiscal year ended May 31, 1997, Grist Mill reported net income of $2.8 million ($0.42 per share) on sales of $108.5 million. For the six-month period ended November 30, 1997, the Company reported net income of $2.7 million ($0.39 per share) on sales of $54.7 million.

                         INTERNATIONAL HOME FOODS, INC.

                        QUARTERLY RESULTS OF OPERATIONS

                                                                  THREE MONTHS ENDED
                                                   ------------------------------------------------
                                                   MARCH 31   JUNE 30   SEPTEMBER 30    DECEMBER 31
                                                   (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                                                     (UNAUDITED)
Net Sales:
  1996...........................................   $227.3    $222.0       $254.8         $238.7
  1997...........................................    244.6     249.9        349.5          378.5
Gross Profit:
  1996...........................................    116.8     118.3        135.1          127.7
  1997...........................................    128.9     134.7        167.4          180.3
Operating Income:
  1996...........................................     27.7      42.8         49.3           33.4
  1997...........................................     37.4      40.9          9.5(1)        55.8
Income before extraordinary item:
  1996...........................................     17.1      26.5         30.6            8.8
  1997...........................................      7.5       9.4        (10.8)(1)       17.9
Basic earnings per share, before extraordinary
  item:
  1996...........................................   $ 0.28    $ 0.43       $ 0.49         $ 0.14
  1997...........................................   $ 0.12    $ 0.15       $(0.17)(1)     $ 0.25
Diluted earnings per share, before extraordinary
  item:
  1996...........................................   $ 0.28    $ 0.43         0.49           0.14
  1997...........................................   $ 0.12    $ 0.15       $(0.17)(1)       0.24
Net income:
  1996...........................................     17.1      26.5         30.6            8.8
  1997...........................................      7.5       9.4        (10.8)(1)       13.5
Basic earnings per share:
  1996...........................................   $ 0.28    $ 0.43       $ 0.49         $ 0.14
  1997...........................................   $ 0.12    $ 0.15       $(0.17)(1)     $ 0.19
Diluted earnings per share:
  1996...........................................   $ 0.28    $ 0.43       $ 0.49           0.14
  1997...........................................   $ 0.12    $ 0.15       $(0.17)(1)     $ 0.18

------------------------------

(1) Includes $44.8 million ($27.0 million, net of tax) of non-cash stock option compensation expense.

                         INTERNATIONAL HOME FOODS, INC.

                            SELECTED FINANCIAL DATA

                                                    1992     1993     1994     1995      1996       1997
                                                   ------   ------   ------   ------   --------   --------
STATEMENT OF OPERATIONS DATA:
  Net sales......................................  $865.8   $935.7   $997.3   $818.9   $  942.8   $1,222.4(1)
  Gross profit...................................   463.2    503.7    534.2    420.7      497.9      611.3
  Stock option compensation expense..............      --       --       --       --         --       46.4
  Operating income...............................   156.3    153.3    159.2     68.6      153.2      143.7
  Interest expense...............................      --       --       --       --       17.1      104.9
  Income before extraordinary item...............    99.6     92.4     95.9     39.2       83.0       24.0
  Extraordinary item, net of tax.................      --       --       --       --         --       (4.3)
  Net income.....................................    99.6     92.4     95.9     39.2       83.0       19.6
  Basic earnings per share.......................      --       --       --       --   $   1.34   $   0.31
  Diluted earnings per share.....................      --       --       --       --   $   1.34   $   0.30
BALANCE SHEET DATA:
  Inventories....................................  $108.7   $134.2   $148.0   $139.9   $  129.2   $  220.6
  Working capital (excluding current portion of
    long-term debt)..............................   128.4    157.9    197.1    120.6      107.6      175.5
  Property, plant and equipment, net.............   140.5    152.0    169.7    176.8      186.0      210.2
  Total assets...................................   387.3    496.0    540.5    463.6      968.3    1,262.1
  Long-term debt (including current portion).....      --       --       --       --    1,070.0      970.0
  Stockholders' equity (deficit).................   330.1    423.6    467.1    385.0     (264.2)      67.6
OTHER FINANCIAL DATA:
  Depreciation and amortization..................  $ 11.8   $ 25.0   $ 26.4   $ 30.2   $   19.0   $   30.1
  Capital expenditures...........................    18.6     22.0     31.1     24.2       11.9       13.6

------------------------------

(1) Includes net sales of $228.4 relating to companies acquired in 1997.

                         INTERNATIONAL HOME FOODS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

                                     ASSETS

                                                               JUNE 30,      DECEMBER 31,
                                                                 1998            1997
                                                              (UNAUDITED)
Current Assets:
  Cash and cash equivalents.................................  $   22,612      $   11,872
  Accounts receivable, net of allowances....................     124,602         108,132
  Inventories...............................................     233,073         220,565
  Prepaid expenses and other current assets.................      24,432          16,661
  Deferred income taxes.....................................      18,882          21,102
                                                              ----------      ----------
          Total current assets..............................     423,601         378,332
Property, plant and equipment, net..........................     255,398         210,195
Intangible assets, net......................................     393,310         308,846
Deferred income taxes.......................................     324,590         338,611
Other assets................................................      26,161          26,066
                                                              ----------      ----------
          Total assets......................................  $1,423,060      $1,262,050
                                                              ==========      ==========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Due to banks..............................................  $   12,874      $   12,228
  Current portion of long-term debt.........................      42,965          27,400
  Revolving credit facility.................................      41,705          40,000
  Accounts payable..........................................      51,962          38,871
  Accrued salaries, wages and benefits......................      19,822          16,591
  Accrued advertising and promotion.........................      52,768          50,308
  Accrued interest..........................................       7,245           7,844
  Other accrued liabilities.................................      33,214          36,954
                                                              ----------      ----------
          Total current liabilities.........................     262,555         230,196
Long-term debt..............................................   1,023,335         942,600
Postretirement benefits obligation..........................      21,166          19,545
Other noncurrent liabilities................................       6,843           2,079
                                                              ----------      ----------
          Total liabilities.................................   1,313,899       1,194,420
                                                              ----------      ----------
Commitments and contingencies
Stockholders' Equity(1)
  Preferred stock -- par value $.01 per share; authorized,
     100,000,000 shares; no shares issued or outstanding....  $       --      $       --
  Common stock -- par value $.01 per share; authorized,
     300,000,000 shares; issued and outstanding 77,431,352
     and 77,155,550 shares..................................         774             772
  Additional paid-in capital................................      54,921          52,202
  Retained earnings.........................................      58,421          18,034
  Accumulated other comprehensive income (loss).............      (4,955)         (3,378)
                                                              ----------      ----------
          Total stockholders' equity........................     109,161          67,630
                                                              ----------      ----------
          Total liabilities and stockholders' equity........  $1,423,060      $1,262,050
                                                              ==========      ==========

---------------

(1) Per share and share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

     See accompanying notes to condensed consolidated financial statements.

                         INTERNATIONAL HOME FOODS, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                 THREE MONTHS ENDED         SIX MONTHS ENDED
                                                      JUNE 30,                  JUNE 30,
                                               -----------------------   -----------------------
                                                  1998         1997         1998         1997
                                                     (UNAUDITED)               (UNAUDITED)
Net sales....................................  $  402,491   $  249,872   $  790,942   $  494,422
Cost of sales................................     209,492      115,135      411,254      230,794
                                               ----------   ----------   ----------   ----------
          Gross profit.......................     192,999      134,737      379,688      263,628
Marketing expenses...........................      78,416       56,479      159,430      109,254
Selling, general, and administrative
  expenses...................................      55,704       37,351      107,145       76,020
                                               ----------   ----------   ----------   ----------
          Income from operations.............      58,879       40,907      113,113       78,354
                                               ----------   ----------   ----------   ----------
Interest expense.............................      23,672       25,858       46,594       51,765
Interest income and other, net...............        (365)         820          235        1,572
                                               ----------   ----------   ----------   ----------
          Income before provision for income
            taxes............................      34,842       15,869       66,754       28,161
Provision for income taxes...................      13,762        6,518       26,367       11,264
                                               ----------   ----------   ----------   ----------
          Net income.........................  $   21,080   $    9,351   $   40,387   $   16,897
                                               ==========   ==========   ==========   ==========
Basic earnings per share(1):
          Net income.........................  $     0.27   $     0.15   $     0.52   $     0.27
                                               ----------   ----------   ----------   ----------
          Shares used in computing basic
            earnings per share...............  77,379,921   61,922,990   77,303,053   61,922,990
                                               ----------   ----------   ----------   ----------
Diluted earnings per share(1):
          Net income.........................  $     0.26   $     0.15   $     0.50   $     0.27
                                               ----------   ----------   ----------   ----------
          Shares used in computing diluted
            earnings per share...............  80,958,130   61,922,990   81,018,089   61,922,990
                                               ----------   ----------   ----------   ----------

---------------

(1) Per share and share amounts are restated to give effect to the 5.3292 for one reverse stock split on November 17, 1997.

     See accompanying notes to condensed consolidated financial statements.

                         INTERNATIONAL HOME FOODS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                                1998         1997
                                                                   (UNAUDITED)
OPERATING ACTIVITIES:
Net income..................................................  $  40,387    $ 16,897
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................     19,576      13,678
  Deferred income taxes.....................................     16,241      10,005
  Stock option compensation.................................        686          --
Changes in assets and liabilities, net of acquisitions:
  Accounts receivable.......................................     (8,522)     (1,732)
  Inventories...............................................        387      17,495
  Other current assets......................................        807       3,356
  Accounts payable..........................................      8,791       2,368
  Accrued liabilities.......................................     (2,022)     15,222
  Other.....................................................     (2,688)     (8,682)
                                                              ---------    --------
          Net cash provided by operating activities.........     73,643      68,607
                                                              ---------    --------
INVESTING ACTIVITIES:
  Purchases of plant and equipment, net.....................    (17,611)     (7,966)
  Purchase of businesses, net of cash acquired..............   (145,210)         --
                                                              ---------    --------
          Net cash used in investing activities.............   (162,821)     (7,966)
                                                              ---------    --------
FINANCING ACTIVITIES:
  Increase (Decrease) in due to banks.......................        645      (2,395)
  Issuance of long-term debt................................    110,000          --
  Payment of debt issuance costs............................       (378)         --
  Repayment of long-term debt...............................    (13,736)    (13,000)
  Borrowings from revolving credit facility.................    183,000          --
  Repayment of borrowings from revolving credit facility....   (181,000)         --
  Payment to minority stockholder...........................         --     (16,556)
  Proceeds from exercise of stock options...................      1,692          --
                                                              ---------    --------
          Net cash provided by (used in) financing
            activities......................................    100,223     (31,951)
                                                              ---------    --------
Effect of exchange rate changes on cash.....................       (305)         --
Increase in cash and cash equivalents.......................     10,740      28,690
Cash and cash equivalents at beginning of period............     11,872      45,859
                                                              ---------    --------
Cash and cash equivalents at end of period..................  $  22,612    $ 74,549
                                                              =========    ========
Cash paid during the period for:
  Interest..................................................  $  45,259    $ 44,935
  Income taxes..............................................  $   9,340    $    770

     See accompanying notes to condensed consolidated financial statements.

                         INTERNATIONAL HOME FOODS, INC.

           CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                             (DOLLARS IN THOUSANDS)

                                                          THREE MONTHS ENDED   SIX MONTHS ENDED
                                                               JUNE 30,            JUNE 30,
                                                          ------------------   -----------------
                                                            1998      1997      1998      1997
                                                             (UNAUDITED)          (UNAUDITED)
Net income..............................................  $21,080    $9,351    $40,387   $16,897
Other comprehensive income, net of tax:
  Foreign currency translation..........................     (984)       33     (1,577)     (102)
                                                          -------    ------    -------   -------
          Total other comprehensive income (loss).......     (984)       33     (1,577)     (102)
                                                          -------    ------    -------   -------
Comprehensive income....................................  $20,096    $9,384    $38,810   $16,795
                                                          =======    ======    =======   =======

     See accompanying notes to condensed consolidated financial statements.

                         INTERNATIONAL HOME FOODS, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

1. ACCOUNTING POLICIES

  Interim Financial Statements

     In the opinion of International Home Foods, Inc. ("the Company"), the accompanying condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's financial position as of June 30, 1998, results of operations for the three and six months ended June 30, 1998 and 1997 and the cash flows for the six months ended June 30, 1998 and 1997. The results of operations for the three and six month periods are not necessarily indicative of the results to be expected for the full year. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 1997 Annual Report on Form 10-K/A.

     The financial statements for the quarterly period ended March 31, 1998 have been restated on Form 10-Q/A. The restatement, which reported the effects of a reduction in the 1997 write-off of deferred financing costs previously reported as an extraordinary item, resulted in a decrease in net income of $506 or $0.01 basic earnings per share for the quarter ended March 31, 1998. The restatement had no effect on previously reported diluted earnings per share for the quarter ended March 31, 1998.

  Use of Estimates

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates made by management. Actual results could differ from these estimates. Estimates are used when accounting for potential bad debts, inventory obsolescence and spoilage, trade and promotion allowances, coupon redemptions, depreciation and amortization, stock option compensation, deferred income taxes and tax valuation allowances, restructuring charges, and contingencies, among other items.

2. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

  Background and Basis of Presentation

     The Company was previously an indirect wholly-owned subsidiary of American Home Products Corporation ("American Home Products"). On September 5, 1996, American Home Products entered into an agreement pursuant to which an affiliate ("Hicks Muse Holding") of Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("Hicks Muse") acquired (the "IHF Acquisition") an 80% interest in the Company. The IHF Acquisition was consummated on November 1, 1996.

     The IHF Acquisition was accounted for as a leveraged recapitalization. Accordingly, the Company's assets and liabilities retained their historical bases for financial reporting purposes. For tax purposes, the IHF Acquisition was treated as a taxable business combination resulting in a "step-up" in the tax bases of the Company's assets and liabilities.

  Business

     The Company operates in one business segment which manufactures and markets a diversified portfolio of shelf-stable food products including entrees, side dishes, spreadable fruit products, snacks and canned fish, among others. The Company sells its products primarily in the United States, Canada and Mexico, and is not dependent on any single or major group of customers for its sales.

                         INTERNATIONAL HOME FOODS, INC.

3. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     The following amounts are included in Accumulated other comprehensive income (loss) at June 30, 1998 and December 31, 1997:

                                                              JUNE 30,    DECEMBER 31,
                                                                1998          1997
Foreign currency translation................................  $(4,955)      $(3,378)
                                                              -------       -------
  Accumulated other comprehensive income (loss).............  $(4,955)      $(3,378)
                                                              =======       =======

     The changes in other comprehensive income (loss), and the related tax effects, are as follows:

                                                     FOR THE THREE
                                                         MONTHS       FOR THE SIX MONTHS
                                                     ENDED JUNE 30,     ENDED JUNE 30,
                                                     --------------   -------------------
                                                      1998     1997     1998       1997
                                                      (UNAUDITED)         (UNAUDITED)
Foreign currency translation
  Amount before taxes..............................  $(1,241)  $33     $(2,204)    $(102)
  Income tax benefit...............................      257    --         627        --
                                                     -------   ---     -------     -----
  Amount net of taxes..............................     (984)   33      (1,577)     (102)
                                                     -------   ---     -------     -----
Total other comprehensive income (loss)............  $  (984)  $33     $(1,577)    $(102)
                                                     =======   ===     =======     =====

4. INVENTORIES

                                                              JUNE 30,   DECEMBER 31,
                                                                1998         1997
Inventories consist of:
Raw materials...............................................  $ 60,772     $ 46,127
Work in progress............................................    15,642       20,770
Finished goods..............................................   156,659      153,668
                                                              --------     --------
          Total.............................................  $233,073     $220,565
                                                              ========     ========

5. INCOME TAXES

     Historically, the Company has generated operating income and realization of the deferred tax assets is dependent upon the Company's ability to generate sufficient future taxable income which management believes is more likely than not. The Company anticipates future taxable income sufficient to realize the recorded deferred tax assets. Future taxable income is based on management's forecasts of the operating results of the Company and there can be no assurance that such results will be achieved.

     Management continually reviews such forecasts in comparison with actual results and expected trends. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, the Company will provide a valuation allowance by a charge to income tax expense in the period of such determination.

6. LONG-TERM DEBT

     The Company amended its Senior Bank Facilities as of June 17, 1998. The Senior Bank Facilities now comprise (i) a $516.5 million Tranche A term loan facility, maturing in 2004 with mandatory semiannual repayments commencing September 30, 1998 and aggregating $17.2 million, $50.8 million, $72.4 million, $92.8 million, $104.2 million and $115.6 million in the years 1998 through 2003, respectively, and the

                         INTERNATIONAL HOME FOODS, INC.

remaining $63.5 million on May 31, 2004; (ii) a $149.8 million Tranche B term loan facility, maturing in 2005 with mandatory semiannual repayments commencing September 30, 1998 aggregating $0.2 million in 1998, $0.4 million in years 1999 through 2003, $20.2 million in 2004, and the remaining $127.4 million in 2005;
(iii) a $230 million revolving credit facility, maturing in 2004, or earlier upon repayment of the Tranche A term loans.

     Borrowings under the amended Senior Bank facilities bear interest based on the Eurodollar Rate or an Alternate Base Rate, as defined, plus applicable margins. The Canadian portion of the revolving credit facility bears interest at the Canadian Prime Rate, or the Canadian Bankers' Acceptance Rate, as defined, plus applicable margins. Margins range from 0.5% to 1.75%. At June 30, 1998, interest rates in effect for Tranches A and B and the revolving credit facility were 7.16%, 7.41% and 6.66%, respectively.

7. COMMITMENTS AND CONTINGENCIES

     The Company has ongoing royalty arrangements with several parties, primarily representing licensing agreements for its wet spices business and for the use of characters in the Company's canned pasta business.

     In 1995, the water treatment plant in Mayaguez, Puerto Rico that is 30% owned by the Company entered into a consent decree pursuant to which it agreed to implement remedial capital improvements to improve its waste-water discharge. The Company will be responsible for 30% of the costs of these improvements, which are not expected to be material to the Company.

     Based upon its experience to date, the Company believes that the future cost of compliance with existing environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, regulations and decrees and liability for known environmental claims, will not have a material adverse effect on the Company's financial statements as a whole. However, future events, such as changes in existing laws and regulations or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material.

     In the ordinary course of business, the Company enters into contracts for the purchase of certain of its raw materials and is involved in various pending or threatened litigation and claims. Although the outcome of any legal proceeding cannot be predicted with certainty, management believes that any liability arising from, or the resolution of any pending or threatened litigation or claims, in the aggregate will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

8. RELATED PARTY TRANSACTIONS

     Effective November 1, 1996, the Company entered into a 10-year monitoring and oversight agreement with an affiliate of its majority stockholder. The agreement provides for an annual fee of the greater of $1,000 or 0.1% of the budgeted consolidated net sales of the Company for the current year. In addition, effective November 1, 1996, the Company entered into a financial advisory agreement with the affiliate under which the affiliate will be entitled to a fee of 1.5% of the transaction value, as defined, for each add-on transaction, as defined.

     The Company incurred monitoring and oversight fees of $400 and $250 for the three months ended June 30, 1998 and 1997 and $800 and $500 for the six months ended June 30, 1998 and 1997, respectively. In addition, the Company incurred financial advisory fees of $1,560 and $0 for the three months ended June 30, 1998 and 1997 and $2,077 and $0 for the six months ended June 30, 1998 and 1997, respectively.

9. GUARANTOR FINANCIAL DATA

     The Company's 10 3/8% Senior Subordinated Notes due 2006 are fully and unconditionally guaranteed by each of the Company's subsidiaries on a joint and several basis. The Company has not presented separate

                         INTERNATIONAL HOME FOODS, INC.

financial statements and other disclosures concerning each of the subsidiary guarantors because management has determined that such information is not material to the holders of the Senior Subordinated Notes. Presented below is summarized combined financial information of the subsidiary guarantors:

                                                          JUNE 30, 1998
                                                           (UNAUDITED)    DECEMBER 31, 1997
Current assets..........................................    $309,191          $262,531
Noncurrent assets.......................................     546,998           426,396
Current liabilities.....................................     138,685            80,108
Noncurrent liabilities..................................     252,178           269,591

                                              FOR THE THREE MONTHS   FOR THE SIX MONTHS
                                                 ENDED JUNE 30,        ENDED JUNE 30,
                                              --------------------   -------------------
                                                1998        1997       1998       1997
                                                  (UNAUDITED)            (UNAUDITED)
Net sales...................................  $193,723    $31,206    $370,138   $ 68,569
Gross profit................................    72,976     14,450     135,202     30,082
Net income..................................     6,386        760      15,042        831
Net cash provided by operating activities...                           29,032     17,660
Net cash used in investing activities.......                          (46,650)    (5,060)
Net cash provided by (used in) financing
  activities................................                           20,738    (11,299)

10. IMPACT OF RECENT ACCOUNTING STANDARDS

     In June 1997, Statement of Financial Accounting Standards No. 131 (SFAS
131), "Disclosures About Segments of an Enterprise and Related Information", was issued to establish standards for public business enterprises reporting information regarding operating segments in annual and interim financial statements issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company is currently evaluating the reporting requirements of this statement and the impact on its existing segment reporting.

     In February 1998, SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", was issued to standardize employers' disclosures about pension and other postretirement benefit plans. This Statement is effective for fiscal years beginning after December 15, 1997.

     On March 4, 1998 Statement of Position (SOP) No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use", was issued. The SOP was issued to address diversity in practice regarding whether and under what conditions the costs of internal-use software should be capitalized. SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. The Company does not expect future adoption of this Statement in 1999 to have a material effect on reported results.

     In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", was issued to establish standards for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. This statement requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. This statement is effective for fiscal years beginning after June 15, 1999. Based on existing derivatives and hedging activities of the Company, future adoption of the requirements of SFAS 133 is not expected to have a material impact on the Company's reported results.

                         INTERNATIONAL HOME FOODS, INC.

11. ACQUISITIONS

     Effective July 1, 1997, the Company consummated the acquisition of substantially all of the assets (the "Assets") of Bumble Bee Seafoods, Inc. and its wholly-owned subsidiaries, Bumble Bee International, Inc., Santa Fe Springs Holding Company and Commerce Distributing Company (collectively, the "Sellers"), pursuant to the terms of an Asset Purchase and Sale Agreement dated as of May 1, 1997 (the "Agreement") by and among the Sellers, the Company and its wholly-owned subsidiary, Bumble Bee Acquisition Corporation. The aggregate consideration paid for the Assets was approximately $163,000 in cash and the assumption of certain liabilities of the Sellers, including trade payables and certain accrued liabilities. The Assets consist primarily of inventory, accounts receivable, property, plant and equipment and trademarks formerly used by the Sellers for the processing and marketing of canned seafood products, principally tuna and salmon, including processing facilities in Puerto Rico, Ecuador and California. The transaction was approved by an order of the Federal Bankruptcy Court for the Southern District of California on June 19, 1997, as part of the bankruptcy proceedings of the Sellers. The Company financed the purchase of the Assets with approximately $110,000 borrowings under its Senior Bank Facilities and the balance of the purchase price from the Company's available cash balances as of the date of the closing.

     On October 1, 1997, the Company acquired Productos Del Monte (PDM) from an affiliate of Hicks Muse for 3,127,415 shares of Common Stock. The shares issued for PDM were valued at their estimated fair value of approximately $40,000, which approximated the purchase price that the Hicks Muse affiliate paid for PDM in 1996. PDM is a leading manufacturer and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. The acquisition of PDM was treated as a combination of entities under common control. Accordingly, the historical accounting values of PDM were carried over for financial accounting purposes. In February 1998, the Company received $5,000 in settlement of a dispute between the Hicks Muse affiliate and PDM's former owners. The settlement has been recorded as a reduction of the purchase price paid by the Hicks Muse affiliate.

     On October 1, 1997, the Company acquired all of the stock of Creative Products, Inc. of Rossville ("Creative Products") for approximately $52,000 in cash. Creative Products is the leading manufacturer of cooking spray sold to private label customers and food service operators. In addition, Creative Products manufactures on a contract basis a number of health and beauty aid products, including hair mousses, hair sprays and deodorants. On November 21, 1997 the Company acquired substantially all of the assets of Orleans Seafood, Inc. for $26,900, including transaction fees. Orleans is a specialty canned seafood manufacturer and marketer. The acquisitions were funded through borrowings under the Company's Senior Bank Facilities.

     On March 9, 1998, the Company, through its Canadian subsidiary, International Home Foods (Canada), Inc., purchased certain assets relating to the Puritan stews and canned meats business from Unilever's T. J. Lipton Canada division for a total purchase price of approximately $39,000 including transaction fees. The acquisition was funded with borrowings under the Company's revolving credit facility. Puritan is the largest processor and marketer of canned stews and meats in Canada, with products marketed under the Puritan and Fraser Farms brand names.

     On April 14, 1998, the Company acquired all of the stock of Grist Mill Co. for approximately $112,350, including transaction fees. The Company financed the acquisition with borrowings under its existing credit facility. Grist Mill is a manufacturer and distributor of store brand and value-priced branded food products including ready-to-eat cereals, fruit snacks, granola bars, fruit-filled cereal bars, crisp rice marshmallow bars and preformed pie crusts.

     The excess of cost over fair value of net assets acquired for the above acquisitions will be amortized over 40 years. The information below includes non-cash investing and financing activities supplemental to the consolidated statements of cash flows. These acquisitions have been accounted for using the purchase method of accounting, and the operating results of the acquired companies have been included in the consolidated

                         INTERNATIONAL HOME FOODS, INC.

financial statements from the dates of acquisition. A summary of the excess of cost over fair value of net assets acquired resulting from preliminary purchase price allocations for the 1998 acquisitions is as follows:

                                                              PURITAN   GRIST MILL
Cost of acquisition, including transaction fees.............  $38,993    $112,350
Less: acquired assets:
  Current assets............................................    4,654      23,275
  Property, plant and equipment.............................    6,473      30,323
  Other assets..............................................       --         717
Add: Liabilities assumed....................................       --       4,785
                                                              -------    --------
Excess of cost over net assets acquired.....................  $27,866    $ 62,820
                                                              =======    ========

     The following unaudited proforma consolidated results of operations have been prepared as if the acquisitions of Bumble Bee and the Other Acquisitions (PDM, Creative Products, Orleans Seafood, Puritan and Grist Mill) had occurred as of the beginning of 1997 and reflects an adjustment for proforma goodwill, interest expense and tax expense:

                              FOR THE SIX MONTHS ENDED                       FOR THE SIX MONTHS ENDED
                                    JUNE 30, 1998                                 JUNE 30, 1997
                        -------------------------------------   --------------------------------------------------
                                        OTHER                                                OTHER
                          IHF      ACQUISITIONS(1)    TOTAL       IHF      BUMBLE BEE   ACQUISITIONS(2)    TOTAL
Net sales.............  $790,942       $37,606       $828,548   $494,422    $183,888       $138,269       $816,579
Operating income
  (loss)..............  $113,113       $ 2,512       $115,625   $ 78,354    $ (2,957)      $ 10,953       $ 86,350
Net income (loss).....  $ 40,387       $  (379)      $ 40,008   $ 16,897    $ (4,151)      $  3,606       $ 16,352
Earnings per share:
  Basic...............  $   0.52                     $   0.52   $   0.27    $  (0.07)      $   0.06       $   0.26
  Diluted.............  $   0.50                     $   0.50   $   0.27    $  (0.07)      $   0.06       $   0.26

---------------

(1) Amounts include Puritan and Grist Mill.

(2) Amounts include PDM, Creative Products, Orleans Seafood, Puritan and Grist Mill.

     The proforma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

12. EARNINGS PER SHARE

     Basic Earnings Per Share ("EPS") is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if options to issue common stock are assumed to be exercised or converted into common stock.

                         INTERNATIONAL HOME FOODS, INC.

     The EPS computations are based on the following amounts:

                                           FOR THE THREE MONTHS ENDED    FOR THE SIX MONTHS ENDED
                                                    JUNE 30,                     JUNE 30,
                                           ---------------------------   -------------------------
                                               1998           1997          1998          1997
Basic EPS computation:
  Net income available to common
     shares..............................  $    21,080    $     9,351    $    40,387   $    16,897
  Average number of shares outstanding...   77,379,921     61,922,990     77,303,053    61,922,990
  Basic earnings per share...............  $      0.27    $      0.15    $      0.52   $      0.27
Diluted EPS computation:
  Net income available to common
     shares..............................  $    21,080    $     9,351    $    40,387   $    16,897
  Average number of shares outstanding...   77,379,921     61,922,990     77,303,053    61,922,990
  Effect of dilutive stock options.......    3,578,209             --      3,715,036            --
                                           -----------    -----------    -----------   -----------
  Total number of shares outstanding.....   80,958,130     61,922,990     81,018,089    61,922,990
  Diluted earnings per share.............  $      0.26    $      0.15    $      0.50   $      0.27

13. SUBSEQUENT EVENT

     On July 21, 1998 the Company entered into a definitive agreement to acquire the Libby's(R) brand of retail and international canned meat products, and the Trenton, Missouri manufacturing facility for those products from Nestle USA, Inc. for a purchase price of approximately $126.0 million, excluding transaction fees. The Company, through a long-term license agreement with Nestle, will continue to use the Libby's(R) trademark. In addition, the Company and Nestle have entered into a 15 year supply agreement under which the Company will continue to manufacture Nestle foodservice products at the facility in Trenton, Missouri. Libby's(R) is a leading domestic manufacturer, importer and global marketer of canned meat products, including Vienna sausages, corned beef, salmon, hash and chili, and the Spreadables(R) and Broadcast(R) brands. The transaction is expected to close in September, 1998. The Company intends to finance the acquisition of Libby's with borrowings under its Revolving Credit Facility.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Bumble Bee Seafoods, Inc.:

     We have audited the accompanying consolidated balance sheet of Bumble Bee Seafoods, Inc. and subsidiaries as of December 31, 1996, and the related consolidated statements of operations and accumulated deficit, and cash flows for the years ended December 31, 1995 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bumble Bee Seafoods, Inc. and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the years ended December 31, 1995 and 1996, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the consolidated financial statements, the Company's notes payable and subordinated note payable were due and payable in May 1996; non-payment has constituted events of default. The Company does not currently have the funds to retire these obligations. Such conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans related to this matter are described in Note 6 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            KPMG PEAT MARWICK LLP

San Diego, California
April 11, 1997

                           BUMBLE BEE SEAFOODS, INC.

                          CONSOLIDATED BALANCE SHEETS
             (IN THOUSANDS, EXCEPT SHARE AND PAR VALUE INFORMATION)

                                     ASSETS

                                                              DECEMBER 31,    JUNE 30,
                                                                  1996          1997
                                                              ------------   -----------
                                                                             (UNAUDITED)
Current Assets:
  Cash......................................................   $   2,098      $   2,443
  Trade accounts receivable, less allowance for doubtful
     accounts of $844 in 1996...............................      32,174         29,419
  Other receivables.........................................         607            579
  Inventories (note 2)......................................      82,312         61,621
  Prepaid expenses..........................................       4,758          5,431
                                                               ---------      ---------
          Total current assets..............................     121,949         99,493
Investment in SEAFMAN at cost (note 1)......................       1,992          1,992
Property and equipment, net (note 3)........................      20,308         18,986
Goodwill, less accumulated amortization of $97,547 in
  1996......................................................      73,262         71,967
Other assets................................................         725            726
                                                               ---------      ---------
                                                               $ 218,236      $ 193,164
                                                               =========      =========
                     LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Notes payable (note 6)....................................   $ 100,150      $ 101,687
  Revolving line of credit (note 6).........................      70,111         67,626
  Accounts payable:
     Trade and other (note 7)...............................      51,516         41,555
     Unicord Public Company Limited (note 7)................       7,062          7,009
     Accrued liabilities....................................      26,733         26,036
                                                               ---------      ---------
          Total current liabilities.........................     255,572        243,913
                                                               ---------      ---------
Stockholder's equity (deficit) (note 6):
  Common Stock, $1.00 par value; authorized, issued and
     outstanding 35,000 shares..............................          35             35
  Additional paid-in capital................................     121,965        121,965
  Accumulated deficit.......................................    (159,336)      (172,749)
                                                               ---------      ---------
          Total stockholder's equity (deficit)..............     (37,336)       (50,749)
                                                               ---------      ---------
Commitments, contingencies and subsequent event (notes 8 and
  9)
                                                               $ 218,236      $ 193,164
                                                               =========      =========

          See accompanying notes to consolidated financial statements.

                           BUMBLE BEE SEAFOODS, INC.

         CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                    (IN THOUSANDS EXCEPT SHARE INFORMATION)

                                                                                      SIX MONTHS
                                                                 FOR YEARS ENDED         ENDED
                                                                  DECEMBER 31,         JUNE 30,
                                                              ---------------------   -----------
                                                                1995        1996         1997
                                                                                      (UNAUDITED)
Sales, net of allowances....................................  $393,704   $  395,607    $ 179,014
Cost of sales (note 7)......................................   273,888      275,678      127,521
                                                              --------   ----------    ---------
  Gross profit..............................................   119,816      119,929       51,493
Selling and promotional expenses............................    90,561       96,431       41,875
General and administrative expenses.........................    13,419       14,459        9,882
Amortization and write-off of goodwill......................     5,227       67,373        1,294
                                                              --------   ----------    ---------
  Operating income (loss)...................................    10,609      (58,334)      (1,558)
                                                              --------   ----------    ---------
Other expense:
  Interest expense (note 6).................................    16,209       19,322       10,041
  Other expense (income), net...............................     1,620         (127)       1,631
                                                              --------   ----------    ---------
                                                                17,829       19,195       11,672
                                                              --------   ----------    ---------
     Loss before income taxes...............................    (7,220)     (77,529)     (13,230)
Income taxes (note 4).......................................       642          439          183
                                                              --------   ----------    ---------
  Net loss..................................................    (7,862)     (77,968)     (13,413)
Accumulated deficit at beginning of period..................   (73,506)     (81,368)    (159,336)
                                                              --------   ----------    ---------
Accumulated deficit at end of period........................  $(81,368)  $ (159,336)   $(172,749)
                                                              ========   ==========    =========
Net loss per share..........................................  $(224.63)  $(2,227.66)   $ (383.23)
                                                              ========   ==========    =========

          See accompanying notes to consolidated financial statements.

                           BUMBLE BEE SEAFOODS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   SIX MONTHS
                                                               FOR YEARS ENDED        ENDED
                                                                 DECEMBER 31,       JUNE 30,
                                                              ------------------   -----------
                                                               1995       1996        1997
                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $(7,862)  $(77,968)   $(13,413)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..........................    2,559      2,589       1,322
     Amortization and write-off of goodwill.................    5,227     67,373       1,295
     (Gain) loss on disposal of fixed assets................       13         --          --
     Change in assets and liabilities:
       (Increase) decrease in trade accounts receivable and
          other receivables.................................   (3,550)     4,420       2,783
       Decrease (increase) in inventories...................      138        (12)     20,691
       Decrease (increase) in prepaid expenses and other
          assets............................................   (1,234)        25        (674)
       Increase (decrease) in trade and other payables......      (95)       352      (9,961)
       Decrease in Unicord Public Company Limited payable...   (1,174)      (452)        (53)
       Increase in accrued liabilities......................    4,508      7,188         840
                                                              -------   --------    --------
          Net cash provided by (used in) operating
            activities......................................   (1,470)     3,515       2,830
                                                              -------   --------    --------
Cash flows from investing activities:
  Proceeds from sale of fixed assets........................       31         --          --
  Acquisition of machinery and equipment....................   (1,152)    (1,530)         --
                                                              -------   --------    --------
          Net cash used in investing activities.............   (1,121)    (1,530)         --
                                                              -------   --------    --------
Cash flows from financing activities:
  Contribution by capital Unicord Public Company Limited....    4,000         --          --
  Principal proceeds from (repayments on) revolving line of
     credit,
     net....................................................    7,057      1,798      (2,485)
  Principal repayments on long-term debt....................   (8,000)    (4,500)         --
                                                              -------   --------    --------
          Net cash provided by (used in) financing
            activities......................................    3,057     (2,702)     (2,485)
                                                              -------   --------    --------
Net increase (decrease) in cash.............................      466       (717)        345
Cash at beginning of period.................................    2,349      2,815       2,098
                                                              -------   --------    --------
Cash at end of period.......................................  $ 2,815   $  2,098    $  2,443
                                                              =======   ========    ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................  $13,369   $ 12,083    $ 14,034
     Income taxes...........................................      716        387         128

          See accompanying notes to consolidated financial statements.

                           BUMBLE BEE SEAFOODS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)
                           DECEMBER 31, 1995 AND 1996

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION AND DESCRIPTION OF BUSINESS

     Bumble Bee Seafoods, Inc. (the "Company" or "BBSI") was incorporated in the state of Delaware on June 11, 1984 and commenced operations effective June 8, 1985. The Company produces, distributes and markets various canned seafoods and seafood derivative products including tuna, salmon and pet foods. The Company operates plants in Mayaguez, Puerto Rico and Santa Fe Springs, California.

     In September 1989, in simultaneous transactions, Unicord Public Company Limited ("Unicord"), a Thailand-based company, acquired all outstanding common stock of Uni Group, Inc. ("UGI"), a Delaware corporation through a wholly-owned subsidiary, Uni Group, Inc., a British Virgin Islands corporation, and UGI acquired all outstanding stock of BBSI. The acquisition cost of $285,000 was financed by approximately $35,000 of cash and $250,000 of notes payable.

     The acquisition was accounted for as a purchase. Push-down accounting was applied to reflect the fair market value of the assets acquired and liabilities assumed, including liabilities incurred to finance the transaction.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Bumble Bee International, Inc. ("BBII"), Commerce Distributing Company, and Santa Fe Springs Holding Company. All significant intercompany balances and transactions have been eliminated in consolidation.

     The Company has a minority ownership interest in Sociedad Ecuatoriana de Alimentos y Frigorificos Manta, C.A. ("SEAFMAN"), an Ecuador corporation. In accordance with Ecuadorian regulations, the Company may not hold, either legally or beneficially, a controlling interest in SEAFMAN or exercise significant influence over its operations. The investment in SEAFMAN is accounted for at cost, which approximates its value under the equity method of accounting.

  INVENTORIES

     Raw fish inventories are stated at specifically identified cost. All other inventories are stated at weighted average cost, not in excess of market.

  GOODWILL

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, 40 years. The Company assesses the recoverability of this intangible asset whenever events or changes in circumstances indicate that the goodwill will not be recoverable. The amount of goodwill impairment, if any, is measured as the amount by which the carrying amount of goodwill exceeds its fair value.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation on machinery and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally ranging from three to ten years; buildings are depreciated using the straight-line method over 20 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

                           BUMBLE BEE SEAFOODS, INC.

  INCOME TAXES

     The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company maintains a valuation allowance against deferred tax assets in order to reduce the amount of those deferred tax assets to an amount that management believes will be realized. Management bases such estimates on several factors, including the reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

  COMMITMENTS AND CONTINGENCIES

     Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries from third parties which are probable of realization are separately recorded, and are not offset against the related liability in accordance with Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts."

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of all receivables, trade accounts payable and accrued liabilities approximate fair value due to the short-term nature of such instruments. It is not practicable to estimate the fair value of amounts due to Unicord Public Company Limited, trade acceptances to foreign banks, and notes payable as the payment of these obligations is dependent upon receiving proceeds from the sale of substantially all of the assets of the Company and the approval of the payment of certain portions of these obligations by the Federal Bankruptcy Court (Notes 6, 7 and 9).

  USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS No. 121), on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles, including goodwill, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair values of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In conjunction with the pending sale of the assets of the Company (Note 9) and in applying the provisions of SFAS No. 121, the Company recorded a charge to operations of $63,000 for the year ended December 31, 1996, representing the write-down of goodwill due to impairment.

                           BUMBLE BEE SEAFOODS, INC.

  NET LOSS PER COMMON SHARE

     The computation of net loss per share is based on the weighted-average number of outstanding common shares during each year. The weighted-average number of common shares outstanding for the years ended December 31, 1995 and 1996 was 35,000.

  INTERIM FINANCIAL INFORMATION:

     The unaudited consolidated financial statements presented herein have been prepared by the Company without audit and, in the opinion of management, contain all adjustments necessary to present fairly and on a basis consistent with the consolidated financial statements for the year ended December 31, 1996, the Company's consolidated financial position as of June 30, 1997, and the results of their operations and cash flows for the six months ended June 30, 1997.

     The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the entire year.

  RECLASSIFICATIONS

     Certain 1995 amounts have been reclassified to conform with the 1996 presentation.

(2)  INVENTORIES

     Inventories at December 31, 1996 are comprised of the following:

                                                               1996
Raw fish, materials and supplies............................  $13,615
Finished goods, primarily canned fish.......................   68,697
                                                              -------
                                                              $82,312
                                                              =======

(3)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1996 consists of the following:

                                                                1996
Land........................................................  $  3,090
Buildings...................................................    11,978
Machinery and equipment.....................................    20,892
Furniture and fixtures......................................     1,192
Leasehold improvements......................................     1,369
Construction in progress....................................       218
                                                              --------
                                                                38,739
Less accumulated depreciation and amortization..............   (18,431)
                                                              --------
                                                              $ 20,308
                                                              ========

(4)  INCOME TAXES

     The provision for income taxes are primarily the result of local taxes in Puerto Rico related to the operations of BBII.

     Differences between expected income taxes calculated using the federal statutory rate of 35% in 1995 and 1996, and actual tax expense as disclosed in the accompanying consolidated statements of operations and

                           BUMBLE BEE SEAFOODS, INC.

accumulated deficit are attributable primarily to Puerto Rico income tax and tax benefits of operating losses not recognized, and the Puerto Rico and possession tax credit.

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below:

                                                                1996
Deferred tax assets:
  Operating loss carryforward...............................  $ 60,526
  Accounts receivable reserves and allowances...............       996
  Accrued liabilities -- not deductible for tax.............     1,464
  Long-term debt -- OID difference..........................        --
                                                              --------
          Total gross deferred tax assets...................    62,986
Less valuation allowance....................................   (54,088)
                                                              --------
          Net deferred tax assets...........................     8,898
                                                              --------
Deferred tax liabilities:
  Property, plant and equipment, principally due to
     differences in depreciation............................  $    504
  Inventory allowances......................................       319
  Intangible assets.........................................     8,075
                                                              --------
          Total gross deferred tax liabilities..............     8,898
                                                              --------
          Net deferred taxes................................  $     --
                                                              ========

     During the years ended December 31, 1996, the valuation allowance increased by $6,009. These changes in the valuation allowance are primarily related to the increase in operating loss carryforward amounts and the Company's historical levels of taxable income.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 1996. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

                           BUMBLE BEE SEAFOODS, INC.

     As of December 31, 1996, the Company has net operating loss carryforwards of approximately $154,811 for federal income tax reporting purposes are as follows:

                          YEAR OF                                 OPERATING
                         EXPIRATION                           LOSS CARRYFORWARDS
  2004......................................................       $  7,587
  2005......................................................         28,547
  2006......................................................            289
  2007......................................................         43,642
  2008......................................................         17,903
  2009......................................................         17,635
  2010......................................................         17,088
  2011......................................................         22,120
                                                                   --------
                                                                   $154,811
                                                                   ========

     The Company has available for state tax reporting purposes operating loss carryforwards of approximately $90,601 as of December 31, 1996. The portion of the state tax carryforwards related to California are subject to a California law adopted in July 1991, which retroactively suspended utilization of California net operating loss carryforwards for the years ended 1991 and 1992. With respect to state net operating loss carryforwards incurred in California and suspended in 1991 and 1992, the carryforward period is extended for two years for losses incurred prior to 1991 and for one year for losses incurred in 1991. In 1993, California adopted a law reducing the net operating loss carryforward period from 15 years to 5 years, retroactive to loss years beginning with 1987.

(5)  EMPLOYEE BENEFIT PLANS

     The Company has a retirement savings plan under the provisions of Section 401(k) of the Internal Revenue Code as a benefit for employees. Company contributions consist of matching contributions and discretionary contributions, with the latter being determined by the Board of Directors. The contributions are placed in a trust. During the years ended December 31, 1995 and 1996, the Company charged approximately $216 and $219, respectively, to operations for this plan.

     BBII has a non-contributory defined benefit pension plan covering substantially all of its employees. The benefits are based on the employee's years of service and compensation prior to retirement. BBII's funding policy is to contribute an amount neither less than the ERISA minimum funding requirement nor more than the maximum that would be deductible for tax purposes. Assets of the plan consist primarily of certificates of deposits and mutual funds.

     Net pension costs for 1995 and 1996 include the following components:

                                                              1995     1996
Service cost -- benefits earned during the period...........  $ 551    $ 560
Interest cost on projected benefit obligation...............    321      345
Actual return on plan assets................................   (343)    (341)
Net amortization of prior service cost and deferral of net
  gain......................................................    138       76
                                                              -----    -----
  Net pension cost..........................................  $ 667    $ 640
                                                              =====    =====

                           BUMBLE BEE SEAFOODS, INC.

     The following table sets forth the plans' funded status as of December 31, 1996:

                                                               1996
Actuarial present value of benefit obligations:
  Vested benefits...........................................  $ 4,032
  Nonvested benefits........................................      390
                                                              -------
     Accumulated benefit obligation.........................  $ 4,422
                                                              =======
Projected benefit obligation................................  $(5,382)
Plan assets at fair market value............................    3,696
                                                              -------
     Projected benefit obligation in excess of plan
      assets................................................   (1,686)
Unrecognized net (gain) loss................................      110
Unrecognized prior service cost.............................       14
Unrecognized transition obligation..........................       42
Asset loss (gain)...........................................      (65)
                                                              -------
     Accrued pension cost...................................  $(1,585)
                                                              =======

     Assumptions used in accounting for the pension plan as of December 31, 1996 were:

Discount rate...............................................    7.0%
Rate of increase in compensation............................    4.0%
Expected rate of return on plan assets......................    8.0%

(6)  NOTES PAYABLE

     Notes payable are comprised of the following as of December 31, 1996:

                                                                1996
Note payable A, prime rate plus 1.75%.......................  $ 20,500
Note payable B, prime rate plus 1.75%, with 0.5% increases
  on November 15, 1995 and each six-month anniversary
  thereafter................................................    30,000
Subordinated note payable, including interest due at
  maturity of $2,150 and $6,650, respectively...............    49,650
                                                              --------
                                                              $100,150
                                                              ========

     In May 1991, the Company negotiated amended and restated credit agreements. Under the terms of the agreements, UGI contributed $43,000 additional capital to BBSI. As restructured, the senior debt is secured by all assets of BBSI and by the shares of BBSI, and the subordinated debt is secured by the shares of BBSI and guaranteed by UGI.

     Note payable A was for an original amount of $55,500 and bears interest at the prime rate plus 1.75% (10.0% at December 31, 1996) with scheduled quarterly installments and a final payment of $20,500 due on May 15, 1996. Note payable B was for $30,000 and bears interest at the bank's prime rate plus 1.75% (11.5% at December 31, 1996) with interest payable monthly and increasing 0.5% per annum each six-month period beginning November 15, 1995, due on May 15, 1996.

     Under terms of the amended and restated subordinated credit agreement, the $65,000 due plus accrued interest of $7,382 at May 15, 1991 was reduced by a cash payment of $22,000 with the remaining principal balance converted into a note payable of $43,000. The note included no interest for four years and simple interest at 5% in the fifth year, principal and interest due on May 16, 1996.

                           BUMBLE BEE SEAFOODS, INC.

     The terms of the amended and restated credit agreement include a revolving loan facility with a maximum credit availability of $71,000 at the prime rate plus 1.75% (10.0% at December 31, 1996). The amount outstanding under the revolving line of credit was $70,111 at December 31, 1996.

     On May 15, 1996, the Company received notice from the lenders indicating it was in default of the credit agreement and that all amounts due under the notes were immediately due and payable. The notice further indicated that although the lenders are entitled to immediately cease making advances under the revolving line of credit, they would continue to make advances to the Company at their discretion on a day-to-day basis for working capital purposes. The Company has subsequently received notice from the lenders indicating that such advances will continue up to the earlier of (a) April 25, 1997, or (b) five business days after the termination in writing by any of the parties to the sale transaction described in Note 9. Additionally, under the terms of the notice, the Company continues to accrue the additional 3% penalty interest on the outstanding loans. In February 1997, the Company paid $5,970 of the accrued penalty interest; any additional penalty interest will be payable when the loans are paid in full.

     During October 1995, the Company received from its subordinated lender notice of acceleration, due to the senior note default, declaring the unpaid portion of $43,000 and the accrued interest thereon immediately due and payable. The notice also modified the interest rate so that interest accrues at 2% over prime. On May 16, 1996, the subordinated note became due and payable in full and as a result of non-payment, the Company is in default. The Company's subordinated lender has orally indicated to management its intent to forbear, for an unspecified period of time, from enforcing certain of its rights that arise because of the default.

     Management is pursuing a transaction, discussed more fully in Note 9, to sell substantially all of the assets of the Company in order to satisfy, in part, the debt obligations. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(7)  RELATED PARTY TRANSACTIONS

     The Company purchases canned tuna and frozen tuna loins under agreements with Unicord Public Company Limited. During the years ended December 31, 1995 and 1996, the Company purchased $3,198 and $0, respectively, of products under the above described agreements. In conjunction with these purchases, the Company issued trade acceptances to foreign banks, which advanced funds to Unicord Public Company Limited upon shipment of the product. Included in trade and other accounts payable are amounts due to foreign banks under these trade acceptance arrangements totaling approximately $27,831 as of December 31, 1996. Net accounts payable due to Unicord Public Company Limited related to the above purchases as of December 31, 1996 were $7,062. In addition, the Company purchases canned tuna and frozen tuna loins from SEAFMAN. Total purchases from SEAFMAN during the years ended December 31, 1995 and 1996 were $11,377 and $11,832, respectively. Net accounts payable related to the above purchases at December 31, 1996 were $583.

(8)  COMMITMENTS AND CONTINGENCIES

  LEASE AGREEMENTS

     As of December 31, 1996, the Company had noncancelable lease commitments for certain buildings and equipment which are accounted for as operating leases and expiring at various dates through 2005. Rent expense for the years ended December 31, 1995 and 1996 was approximately $2,261 and $2,201, respectively.

     The Company has also agreed to make payments under lease agreements for the use of certain production machinery and equipment. The agreements require fixed payments plus additional sums based on output. Total payments made under these arrangements for the years ended December 31, 1995 and 1996 amounted to $339 and $300, respectively.

                           BUMBLE BEE SEAFOODS, INC.

     The future minimum rental payments under these agreements are as follows:

YEAR ENDING DECEMBER 31,
         1997..............................................  $1,846
         1998..............................................   1,557
         1999..............................................   1,354
         2000..............................................   1,278
         2001..............................................   1,317
         Thereafter........................................   1,373
                                                             ------
           Total...........................................  $8,725
                                                             ======

  PURCHASE COMMITMENTS

     In connection with its business, the Company and BBII routinely enter into commitments relating to the purchase of certain finished goods and raw fish. As of December 31, 1996, aggregate future commitments for such purchases are estimated to be $15,716. These commitments expire on August 31, 1997. The Company expects such purchase commitments to approximate market value and does not anticipate any losses related to the commitments.

  LEGAL MATTERS

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based in part upon advice from legal counsel, the ultimate disposition of these other matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

(9)  SUBSEQUENT EVENT (UNAUDITED)

     On May 1, 1997 the Company entered into an Asset Purchase and Sale Agreement (the "Agreement") by and among the Company and International Home Foods, Inc. ("IHF") and its wholly-owned subsidiary, Bumble Bee Acquisition Corporation. On May 2, 1997, the Company declared bankruptcy with the Federal Bankruptcy Court for the Southern District of California. The transaction was approved by an order of the Federal Bankruptcy Court for the Southern District of California on June 19, 1997. On July 1, 1997, IHF consummated the acquisition of substantially all of the assets (the "Assets") of the Company, pursuant to the terms of the Agreement. The aggregate consideration paid for the assets was approximately $160 million in cash and the assumption of certain liabilities of the Company, including trade payables and certain accrued liabilities including accrued pension cost. The Assets consisted primarily of inventory, accounts receivable, property, plant and equipment and trademarks formerly used by the Company for the processing and marketing of canned seafood products, principally tuna and salmon, including processing facilities in Puerto Rico and California.

                         INTERNATIONAL HOME FOODS, INC.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME

     The following unaudited pro forma statement of income ("Unaudited Pro Forma Statement of Income") of the Company is based on the audited and unaudited historical consolidated financial statements of both the Company and Bumble Bee Seafoods Inc., which are included elsewhere in this Prospectus. The Unaudited Pro Forma Statement of Income gives effect to the Acquisition of Bumble Bee, as if it occurred on January 1, 1997. The acquisition was accounted for using the purchase method of accounting. The total purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values.

     The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The Unaudited Pro Forma Statement of Income and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company and Bumble Bee Seafoods Inc., and other financial information pertaining to the Company including "The Company," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The Unaudited Pro Forma Statement of Income is not indicative of either future results of operations or the results that might have occurred if the foregoing transaction had been consummated on the indicated date.

                         INTERNATIONAL HOME FOODS, INC.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                         HISTORICAL              PRO FORMA
                                                -----------------------------   ADJUSTMENTS
                                                                BUMBLE BEE        FOR THE
                                                   IHF       SEAFOODS INC.(E)   ACQUISITION   PRO FORMA

Net sales.....................................  $  1,222.4        $183.9           $  --      $1,406.3
Cost of goods sold............................       611.1         132.4             0.1(a)      743.6
                                                ----------        ------           -----      --------
  Gross profit................................       611.3          51.5            (0.1)        662.7
Marketing expenses............................       250.7          41.9              --         292.6
Selling, general and administrative
  expenses....................................       170.6          11.2            (0.2)(b)     181.6
Stock option compensation expense.............        46.4            --              --          46.4
                                                ----------        ------           -----      --------
  Operating profit............................       143.6          (1.6)            0.1         142.1
Interest expense..............................       104.9          10.0            (6.1)(c)     108.8
Other income (expense), net...................         1.0          (1.6)             --          (0.6)
                                                ----------        ------           -----      --------
  Income (loss) before provision for income
     taxes....................................        39.7         (13.2)            6.2          32.7
Provision for income taxes....................        15.8           0.2             2.5(d)       18.5
                                                ----------        ------           -----      --------
  Income before extraordinary item............        23.9         (13.4)            3.7          14.2
  Extraordinary loss, net.....................        (4.3)           --              --          (4.3)
                                                ----------        ------           -----      --------
  Net income (loss)...........................  $     19.6        $(13.4)          $ 3.7      $    9.9
                                                ==========        ======           =====      ========
Basic earnings per share......................
  Income before extraordinary item............  $     0.38                                    $   0.22
  Extraordinary item..........................       (0.07)                                   $  (0.07)
                                                ----------                                    --------
  Net income..................................  $     0.31                                    $   0.15
Shares used in computing basic earnings per
  share.......................................  64,020,472
Diluted earnings per share....................
  Income before extraordinary item............  $     0.36                                    $   0.21
  Extraordinary item..........................       (0.06)                                      (0.06)
                                                ----------                                    --------
  Net income..................................  $     0.30                                    $   0.15
Shares used in computing diluted earnings per
  share.......................................  66,242,672

       See Accompanying Notes to Unaudited Pro Forma Statement of Income.

                         INTERNATIONAL HOME FOODS, INC.

             NOTES TO THE UNAUDITED PRO FORMA STATEMENTS OF INCOME
                                 (IN MILLIONS)

(a) The adjustment reflects the effect of an increase in depreciation resulting from the adjustment of property, plant, and equipment to estimated fair value in connection with the acquisition. Property, plant and equipment is depreciated over approximately 10 years.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
Increase in depreciation expense............................     $ 0.1
                                                                 -----
                                                                 $ 0.1
                                                                 =====

(b) The adjustments reflect (i) the amortization of goodwill associated with the acquisition reduced by the elimination of the amortization of Bumble Bee Seafoods Inc.'s historical goodwill and organizational costs and (ii) the elimination of the write-down of Bumble Bee Seafoods Inc.'s goodwill. Goodwill is amortized over 40 years.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
Goodwill amortization.......................................     $ 1.1
Elimination of the Bumble Bee Seafoods Inc.'s historical
  goodwill and organizational cost amortization.............      (1.3)
                                                                 -----
                                                                 $(0.2)
                                                                 =====

(c) The adjustment reflects interest associated with the additional borrowings under the Senior Bank Facilities for the acquisition and the elimination of interest related to the pre-acquisition indebtedness of Bumble Bee Seafoods Inc.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
Senior Bank Facilities:
  Revolving credit facility, $30.0 at 7.16%.................     $  1.1
  Term loan-Tranche A, $80.0 at 7.16%.......................        2.8
                                                                 ------
  Pro forma interest expense for additional borrowings......        3.9
Elimination of Bumble Bee Seafoods Inc.'s historical
  interest expense..........................................      (10.0)
                                                                 ------
  Net adjustment............................................     $ (6.1)
                                                                 ======

------------------------------

     (1) With respect to the $110.0 of debt incurred in connection with the acquisition, the effect of a 1/4% increase or decrease in interest rates would increase or decrease total interest expense by approximately $0.21 for the year ended December 31, 1997, and would increase or decrease net income by approximately $0.13 in the same period.

(d) The tax effect of the pro forma adjustments is based on the estimated applicable combined effective tax rate of 40.0% for the period presented.

(e) The financial results represent the operating activity of Bumble Bee Seafoods Inc. prior to the date of the acquisition for the six months ended June 30, 1997.

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................    3
Risk Factors..........................   10
The Company...........................   15
Use of Proceeds.......................   16
Market for Common Stock and Dividend
  Policy..............................   16
Capitalization........................   17
Selected Historical Financial and
  Operating Information...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   26
Management............................   39
Principal and Selling Stockholders....   42
Certain Relationships and Related
  Transactions........................   44
Description of Capital Stock..........   47
Description of Indebtedness...........   48
Underwriting..........................   54
Legal Matters.........................   56
Experts...............................   56
Available Information.................   56
Incorporation of Certain Documents by
  Reference...........................   57
Disclosure Regarding Forward-Looking
  Statements..........................   57
Index to Financial Statements.........  F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                4,400,000 SHARES

                                   [IHF LOGO]

                         INTERNATIONAL HOME FOODS, INC.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                          DONALDSON, LUFKIN & JENRETTE

                              GOLDMAN, SACHS & CO.

                                 BT ALEX. BROWN

                             CHASE SECURITIES INC.

                           CREDIT SUISSE FIRST BOSTON

                           MORGAN STANLEY DEAN WITTER
                                           , 1998

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses payable by International Home Foods, Inc. (the "Registrant" or the "Company") in connection with the registration of the securities offered hereby, other than underwriting discounts and commissions, are as follows:

SEC Registration Fee........................................  $   33,586
NASD Filing Fee.............................................      11,885
Blue Sky Qualification Fees and Expenses....................           *
Accounting Fees and Expenses................................           *
Legal Fees and Expenses.....................................           *
Transfer Agent and Registrar Fees...........................           *
Printing and Engraving Expenses.............................           *
Miscellaneous...............................................           *
                                                              ----------
          Total.............................................  $        *
                                                              ==========

------------------------------

* To be supplied by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Ten of the Amended and Restated Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify its officers and directors to the maximum extent allowed by the Delaware General Corporation Law. Pursuant to Section 145 of the Delaware General Corporation Law, the Registrant generally has the power to indemnify its current and former directors against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action, so long as they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Registrant, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if the person is adjudged to be liable to the Registrant, unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant also has the power to purchase and maintain insurance for its directors and officers and has purchased a policy providing such insurance.

     The preceding discussion of the Registrant's Amended and Restated Certificate of Incorporation and Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and Section 145 of the Delaware General Corporation Law.

     The Registrant has entered into indemnification agreements with the Registrant's directors and officers. Pursuant to such agreements, the Registrant will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Registrant or assumed certain responsibilities at the direction of the Registrant.

ITEM 16. EXHIBITS.

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
          1.1            -- Form of Underwriting Agreement.+
          2.1.1          -- Agreement of Sale and Plan of Merger (the "Merger
                            Agreement") entered into among AHP Subsidiary Holding
                            Corporation, American Home Food Products, Inc., AHFP
                            Holding Corporation and AHFP Acquisition Corporation,
                            dated as of September 5, 1996.(1)
          2.1.2          -- First Amendment to Agreement of Sale and Plan of Merger,
                            dated as of October 31, 1996.(1)
          3.1            -- Amended and Restated Certificate of Incorporation of the
                            Company.(2)
          3.2            -- Amended and Restated Bylaws of the Company.(2)
          4.1            -- Indenture, dated as of November 1, 1996 between the
                            Company and United States Trust Company of New York.(1)
          5.1            -- Opinion of Vinson & Elkins L.L.P.+
         12.1            -- Computation of Consolidated Ratio of Earnings to Fixed
                            Changes.*
         23.1            -- Consent of PricewaterhouseCoopers LLP, Independent
                            Accountants.*
         23.2            -- Consent of Arthur Andersen LLP, Independent Public
                            Accountants.*
         23.3            -- Consent of KPMG Peat Marwick LLP, Independent Auditors.*
         23.4            -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1).+
         24.1            -- Powers of Attorney (included on signature page).*
         27.1            -- Financial Data Schedule.*

------------------------------

 *  Filed herewith.

 +  To be filed by amendment.

(1) Incorporated by reference to the Company's Registration Statement on Form S-4, dated February 19, 1997, File No. 333-18859.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1, dated September 24, 1997, File No. 333-36249.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, State of New Jersey, on the 14th day of August, 1998.

                                            INTERNATIONAL HOME FOODS, INC.

                                            By:   /s/ C. DEAN METROPOULOS
                                              ----------------------------------
                                                    C. Dean Metropoulos,
                                                  Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned directors and officers of International Home Foods, Inc., a Delaware corporation, which is filing a Registration Statement on Form S-3 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933 (the "Securities Act") hereby constitute and appoint Alan B. Menkes and N. Michael Dion, and each of them, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such Registration Statement and any or all amendments, including post-effective amendments, to the Registration Statement, including a Prospectus or an amended Prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the date indicated.

                      SIGNATURE                                     CAPACITY                      DATE
               /s/ C. DEAN METROPOULOS                 Chairman of the Board and Chief      August 14, 1998
-----------------------------------------------------    Executive Officer (Principal
                 C. Dean Metropoulos                     Executive Officer)

                 /s/ N. MICHAEL DION                   Chief Financial Officer (Principal   August 14, 1998
-----------------------------------------------------    Financial and Accounting
                   N. Michael Dion                       Officer)

                 /s/ THOMAS O. HICKS                   Director                             August 14, 1998
-----------------------------------------------------
                   Thomas O. Hicks

                 /s/ L. HOLLIS JONES                   Director                             August 14, 1998
-----------------------------------------------------
                   L. Hollis Jones

                                                       Director
-----------------------------------------------------
                  Michael J. Levitt

                                                       Director
-----------------------------------------------------
                   M.L. Lowenkron

                      SIGNATURE                                     CAPACITY                      DATE
                 /s/ ALAN B. MENKES                    Director                             August 14, 1998
-----------------------------------------------------
                   Alan B. Menkes

                  /s/ JOHN R. MUSE                     Director                             August 14, 1998
-----------------------------------------------------
                    John R. Muse

                /s/ ROGER T. STAUBACH                  Director                             August 14, 1998
-----------------------------------------------------
                  Roger T. Staubach

                 /s/ CHARLES W. TATE                   Director                             August 14, 1998
-----------------------------------------------------
                   Charles W. Tate

                /s/ MICHAEL J. CRAMER                  Director                             August 14, 1998
-----------------------------------------------------
                  Michael J. Cramer

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
          1.1            -- Form of Underwriting Agreement.+
          2.1.1          -- Agreement of Sale and Plan of Merger (the "Merger
                            Agreement") entered into among AHP Subsidiary Holding
                            Corporation, American Home Food Products, Inc., AHFP
                            Holding Corporation and AHFP Acquisition Corporation,
                            dated as of September 5, 1996.(1)
          2.1.2          -- First Amendment to Agreement of Sale and Plan of Merger,
                            dated as of October 31, 1996.(1)
          3.1            -- Amended and Restated Certificate of Incorporation of the
                            Company.(2)
          3.2            -- Amended and Restated Bylaws of the Company.(2)
          4.1            -- Indenture, dated as of November 1, 1996 between the
                            Company and United States Trust Company of New York.(1)
          5.1            -- Opinion of Vinson & Elkins L.L.P.+
         12.1            -- Computation of Consolidated Ratio of Earnings to Fixed
                            Changes.*
         23.1            -- Consent of PricewaterhouseCoopers LLP, Independent
                            Accountants.*
         23.2            -- Consent of Arthur Andersen LLP, Independent Public
                            Accountants.*
         23.3            -- Consent of KPMG Peat Marwick LLP, Independent Auditors.*
         23.4            -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1).+
         24.1            -- Powers of Attorney (included on signature page).*
         27.1            -- Financial Data Schedule.*

------------------------------

 *  Filed herewith.

 +  To be filed by amendment.

(1) Incorporated by reference to the Company's Registration Statement on Form S-4, dated February 19, 1997, File No. 333-18859.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1, dated September 24, 1997, File No. 333-36249.